As submitted confidentially to the Securities and Exchange Commission on November 20, 2014

Registration No. 377-00731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PACIFIC DATAVISION, INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	33-0745043
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Hamilton Plaza

Paterson, New Jersey 07505

(973) 771-0300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Pescatore

Chief Executive Officer and President

100 Hamilton Plaza

Paterson, New Jersey 07505

(973) 771-0300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Jeff Thacker, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

Tel: (858) 677-1400

Fax: (858) 677-1401

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	11,425,000	$23.50(2)	$268,487,500	$
Common Stock, par value $0.0001 per share(3)	500,000	$23.50(2)	$11,750,000	$

(1)	In the event of a stock split, stock dividend or similar transaction involving our common stock, the number of shares registered shall automatically be increased to cover the additional shares of common stock issuable pursuant to Rule 416 under the Securities Act.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. No exchange or over-the-counter market exists for the registrant’s common stock. Shares of the registrant’s common stock issued to qualified institutional buyers in connection with a private offering that closed in June 2014 are eligible for trading on the FBR Plus™ System. To the registrant’s knowledge, the last sale of share of the registrant’s common stock that was reported on the FBR Plus™ System occurred on November 18, 2014 at a price of $23.50 per share.
(3)	Represents shares of common stock issuable upon conversion of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to MSI Solutions, Inc.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated November 20, 2014

PRELIMINARY PROSPECTUS

PACIFIC DATAVISION, INC.

11,925,000 Shares of Common Stock

This prospectus relates solely to the resale of up to an aggregate of 11,925,000 shares of our common stock, par value $0.0001 per share, by the selling stockholders identified in this prospectus. The selling stockholders acquired the shares of common stock offered by this prospectus in private placement transactions in reliance on exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”). We are registering the resale of these shares of common stock by the selling stockholders to satisfy registration rights we have granted to the selling stockholders.

The selling stockholders may offer to sell the shares of common stock being offered in this prospectus at fixed prices, at prevailing market prices at the time of sale, at varying prices or at negotiated prices. We do not know when or in what amount the selling stockholders may offer the securities for sale. The selling stockholders may sell some, all or none of the securities offered by this prospectus.

The selling stockholders will receive all proceeds from the sale of our common stock hereunder, and therefore we will not receive any of the proceeds from their sale of shares of our common stock hereunder. The shares which may be resold by the selling stockholders constituted approximately 91.9% of our issued and outstanding common stock as of November 19, 2014, after taking into account the conversion of the Class B units of our subsidiary, PDV Spectrum Holding Company, LLC.

There is currently no public trading market, nor has there ever been a public trading market for our common stock. Our common stock currently trades on a proprietary trading platform developed by FBR Capital Markets & Co. called “FBR Plus™,” which provides qualified institutional buyers (“QIBs”) access to trading information for companies which have issued restricted securities in private placement transactions exempt from registration pursuant to Rule 144A of the Securities Act. We intend to initially submit our common stock for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “PDVI” upon our becoming a reporting entity under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and subsequently apply to list our common stock on the NYSE MKT or the Nasdaq Capital Market.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be eligible for reduced public company reporting requirements. See “Summary – We are an Emerging Growth Company.”

Investing in our common stock involves significant risks. You should read the section entitled “Risk Factors” beginning on page 10 for a discussion of certain risk factors that you should consider before investing in our common stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2014

THE COMPANY HAS NOT REGISTERED THE SHARES OF COMMON STOCK THAT MAY BE SOLD BY THE SELLING STOCKHOLDERS UNDER THE SECURITIES LAWS OF ANY STATE. SELLING STOCKHOLDERS, AND ANY BROKERS OR DEALERS, EFFECTING TRANSACTIONS IN THE SHARES SHOULD CONFIRM THAT THE SHARES HAVE BEEN REGISTERED UNDER THE SECURITIES LAWS OF THE STATE OR STATES IN WHICH SALES OF THE SHARES OCCUR AS OF THE TIME OF SUCH SALES, OR THAT THERE IS AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES LAWS OF SUCH STATES.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date. Information contained on our website, or any other website operated by us, is not part of this prospectus.

For investors outside the United States: We have not, and the selling stockholders have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

CERTAIN IMPORTANT INFORMATION

Frequently Used Terms

In this prospectus, unless the context suggests otherwise:

•	references to “Pacific DataVision,” “the Company,” “we,” “us” or “our” refer to Pacific DataVision, Inc., and our wholly owned subsidiary PDV Spectrum Holding Company, LLC.

The following terms used in this prospectus have the meanings set forth below:

•	“900 MHz band” means those electromagnetic radio spectrum pairs located between 896-901 MHz (uplink frequencies) and 935-940 MHz (down link frequencies) that are licensed for use in the United States by the FCC.

•	“FCC” means the Federal Communications Commission.

•	“FCC Licenses” means the licenses to spectrum in the 900 MHz band we acquired from Sprint pursuant to the Sprint APA.

•	“iDEN” means Integrated Digital Enhanced Network.

•	“Motorola” means Motorola Solutions, Inc. and its subsidiaries.

•	“Motorola Digital Technology” means a proprietary Motorola digital radio product which may be Motorola’s MotoTRBO Technology or another digital technology selected by the Company.

•	“private placement” refers to our June 10, 2014 issuance and private sale of 10,925,000 shares of our common stock pursuant to Rule 144A, Regulation S and Section 4(a)(2) under the Securities Act.

•	“PTT” means push-to-talk.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“Spectrum Assets” refers to the FCC Licenses and operating equipment we acquired from Sprint pursuant to the Sprint APA.

•	“Spectrum Closing” refers to September 13, 2014, the date we acquired the Spectrum Assets from Sprint.

•	“Sprint” means Sprint Corporation or its subsidiaries.

•	“Sprint APA” refers to the Asset Purchase Agreement, dated May 13, 2014, as amended on May 28, 2014, between the Company and Sprint.

•	“trust” refers to the PDV Investor Trust, the Delaware statutory trust formed in order to hold the proceeds of the private placement pending the Spectrum Closing.

Explanatory Note Regarding our Recent Corporate Actions

On June 10, 2014, we completed a private placement in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share to certain of the selling stockholders identified in this prospectus in reliance on exemptions from registration under the Securities Act. FBR Capital Markets & Co., or FBR, acted as the initial purchaser for the shares sold to investors in the private placement pursuant to Rule 144A and Regulation S under the Securities Act and as the placement agent for the shares sold to investors pursuant to Regulation D under the Securities Act. The net proceeds from the private placement, after deducting our offering expenses and the payment of the initial purchaser/placement agent discount and placement fees, were approximately $202 million. At the closing of the private placement, we placed approximately 96% of the proceeds from the private placement (net of any initial purchaser’s/placement agent’s discount and placement fees) in the PDV Investor Trust, a Delaware statutory trust pending the Spectrum Closing. Upon the closing of the private placement, FBR Capital Markets & Co. received 0.5% of the gross proceeds raised in the private placement as its initial purchaser/placement agent discount and placement fees. The remaining fees payable to FBR Capital Markets & Co. (6.5% of the gross proceeds raised in the private placement) were placed in an escrow account.

We completed the private placement to fund our acquisition of the Spectrum Assets from Sprint and to fund a nationwide dispatch network. Under our agreement with Sprint, we have agreed to purchase the Spectrum Assets for an aggregate purchase price of $100 million, consisting of $90 million in cash and the issuance of 500,000 shares of our common stock at $20.00 per share. Our acquisition of the Spectrum Assets was contingent on the receipt of all necessary approvals from the FCC and other closing conditions. Pursuant to the terms of the Sprint APA, we delivered $13.5 million to Sprint as a deposit against our purchase of the Spectrum Assets on June 10, 2014.

On September 8, 2014, we secured the necessary FCC approvals to acquire the Spectrum Assets, and on September 15, 2014, we completed the Spectrum Closing. At the Spectrum Closing, the remaining proceeds held in the PDV Investor Trust were distributed to the Company and the funds held in the escrow account were released to FBR Capital Markets & Co. Immediately following the Spectrum Closing, we transferred the FCC Licenses to our wholly-owned subsidiary, PDV Spectrum Holding Company, LLC.

On September 15, 2014, PDV Spectrum Holding Company, LLC entered into an agreement with Motorola in which it agreed to lease a portion of the FCC Licenses in exchange for an upfront, fully-paid leasing fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its 500,000 Class B Units into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We also have the right to force Motorola’s conversion into shares of our common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not be entitled to any profits or distributions from the operations of our wholly-owned subsidiary.

We agreed to register the shares of common stock acquired by Sprint and the shares of common stock issuable to Motorola upon conversion of its Class B Units on the same terms as the selling stockholders who participated in the June 2014 private placement.

In connection with the private placement, we completed a number of corporate actions, including (among others):

(i) the reincorporation of our Company from California to Delaware, which was effected on May 30, 2014;

(ii) the adoption of an amended and restated certificate of incorporation and amended and restated bylaws, which became effective immediately prior to the completion of the private placement;

(iii) the conversion of all outstanding shares of our Series AA Preferred Stock (the only outstanding class of preferred stock) into shares of our common stock on a one-for-one basis, and the conversion of our remaining options to purchase shares of our Series AA Preferred Stock into options to purchase shares of our common stock and the conversion of restricted stock units for shares of our Series AA Preferred Stock into restricted stock units for shares of our common stock, each on a one-for-one basis;

(iv) a 33.11451201-for-1 reverse stock split of all of our outstanding common stock, which was effected immediately prior to the completion of the private placement; and

(v) the termination and exchange of all outstanding warrants to purchase shares of Series AA Preferred Stock into shares of our common stock.

All information in this prospectus reflects the actions listed above that we completed in connection with the private placement, unless the context specifically states otherwise.

Market and Industry Data

Market data presented in this prospectus was developed based on our research of information and publications available to us as well as our good faith estimates. We believe that the information we considered in our research to be reliable. However, we have not independently verified all of the third party data we considered as part of our research. Forecasts and other forward-looking information we developed from these sources are subject to the same qualifications and uncertainties that apply to the other forward-looking statements that are described in this prospectus. In addition, while we are not aware of any misstatements regarding the market or industry data presented herein, such statements involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” beginning on page 10 of this prospectus.

Trademarks

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks and trade names that we own or have rights to use that appear in this prospectus include: Pacific DataVision, PDV™, pdvConnect® and Dispatch Plus™, which may be registered or trademarked in the United States. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 10 of this prospectus and the financial statements and related notes included elsewhere in this prospectus before making an investment decision.

Overview

We are the only nationwide licensee of spectrum focused on implementing a nationwide dispatch network. We intend to initially deploy our network in 20 of the top metropolitan areas in the United States and to focus on serving dispatch-centric small and medium-sized businesses with fewer than 1,000 employees.

Our Market Opportunity

The demand for wireless telecommunications has grown rapidly over the last twenty years, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. Within the wireless telecommunications industry, we believe there is a subset of users who demand a tailored solution suited for the dispatch-centric nature of their businesses. These dispatch-centric users typically have extended mobile asset and human resource profiles and have business operations that require simple, instant and reliable communications among their employees and business partners. These businesses operate within industry verticals such as construction, distribution, transportation, field services, waste management and hospitality. Given the nature of their operations, we believe these users prefer instant push-to-talk (“PTT”) communication capabilities, which allow them to communicate with one touch of a “button” to another user (one-to-one) or many users (one-to-many) within their organizations. In dispatch applications, PTT provides several advantages to its users over telephony and data-based services, including: an easy-to-operate one-touch button, efficiency of communications and rugged equipment optimal for field use. Overall, PTT provides these users with functionality that increases speed, simplicity and reliability of communications.

We intend to establish our dispatch network in 20 of the top metropolitan areas throughout the United States. We plan to select the 20 metropolitan areas as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market. We believe our first markets will be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions.

Our Spectrum Assets

On September 15, 2014, we acquired the Spectrum Assets from Sprint, which included: (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. Sprint has divested the Spectrum Assets (which accounts for approximately 60% of the private radio band at 900 MHz) primarily because the channel assignments are non-contiguous and not currently useable for the broadband technology Sprint is deploying. We purchased the Spectrum Assets for $100 million, with $90 million paid in cash and $10 million paid in shares of our common stock at a price equal to $20.00 per share. As of September 30, 2014, Sprint held approximately 4.06% of our issued and outstanding shares of common stock.

The FCC has allocated the 900 MHz band into 40, 10-channel blocks of contiguous channels alternating between blocks for operation of Specialized Mobile Radio (“SMR”) commercial systems or for operation of systems and blocks designated for Business/Industrial/Land Transportation (“B/ILT”) users, with FCC rules also enabling B/ILT blocks to be converted to SMR use. Subsequently, the FCC conducted overlay auctions on the SMR designated blocks that awarded geographic based licenses on a Major Trading Area (“MTA”) basis while affording operational protection to incumbent, site-based licensees in those areas. We are now the largest licensee in the 900 MHz band, holding approximately 60% of the total number of SMR and B/ILT licensed frequencies in the 900 MHz band. We hold virtually every SMR MTA geographic license in all but a few markets in the United States, which provides us with a nationwide footprint in the contiguous United States plus Hawaii, Alaska and Puerto Rico as well as licenses for B/ILT and converted B/ILT licenses in most major markets for an average of 240, 900 MHz channels in each of the top 20 metropolitan markets in the United States. There are no known material interoperability issues with the 900 MHz spectrum licenses we acquired from Sprint.

Our Spectrum Opportunity

The current non-contiguous spectrum we acquired from Sprint is available for immediate use by proven narrowband technologies and we believe is more than sufficient to support our current business plan. Nevertheless, we believe there is an opportunity to request the FCC to repurpose a portion of the 900 MHz spectrum from narrowband to broadband and on November 17, 2014, we and the Enterprise Wireless Alliance submitted a joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. We also believe that customer demand for high speed data and video services, even in the case of PTT users, should provide an impetus for the FCC to consider and potentially approve a change from narrowband to broadband. We believe there is a directly relevant precedent for this change within the 800 MHz band. In the 1990’s, licensees of the 800 MHz spectrum, including Nextel Communications, Inc. (“Nextel”), approached the FCC with a request to revise its rules to permit a rebanding, or reconfiguration, of portions of the spectrum to create a broadband opportunity. The 800 MHz spectrum, on which Sprint is currently deploying portions of its network, is now, as a result of a series of FCC proceedings, a contiguous block of 14 MHz, or 7 MHz by 7 MHz (7x7 MHz).

Our Dispatch Product Offerings

For our targeted set of dispatch-centric small and medium-sized business customers, we intend to offer our Dispatch Plus communication service that will allow users to instantly set up PTT communications – either privately (one-to-one) or within a group (one-to-many) – within a regional service area. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to customers.

We also intend to include our proprietary, cloud-based pdvConnect mobile resource management solution as part of our Dispatch Plus communication service. We designed pdvConnect to help companies increase their productivity through the delivery of real-time information from mobile workers to dispatch operators. The solution will enable quick response among workers in the field and streamlined dispatch operations through faster exchanges of information by prioritizing messages from the field, which can reduce or eliminate wasteful “on hold time” and vehicle idling, and will aid in documenting incidents or work activities and collecting operational data to improve customer satisfaction. As a cloud-based solution, pdvConnect will allow users to deliver voice messages to any computer (via the internet) or to any phone on any network, thereby greatly enhancing the PTT communication capabilities of field personnel and allowing them to communicate not only with personnel within their organizations, but also with suppliers, vendors and customers.

Our pdvConnect mobile resource management solution will come bundled with the PTT handsets and devices we offer to our customers. Therefore, each handset and device will be “ready out of the box” and will not require additional downloading of software. We also intend to offer customers our Dispatch Plus solution at a monthly price that is significantly lower than the price they would be pay for comparable services and functionality from the Tier 1 carriers. Based on our market research, the Tier 1 carriers currently charge their customers monthly fees of $50 or more per subscriber for a comparable set of service and applications (i.e., unlimited PTT, mobile resource management solutions and SMS messages).

Currently, our target customers use PTT products on large carrier networks (Tier 1) via cellular systems or on local specialized mobile radio (“SMR”) networks. However, we believe our proprietary solution should provide significant advantages against each.

Dispatch Plus versus Tier 1 Carrier Dispatch. For customers who require reliable dispatch radio service, we believe our solution will be superior to current services provided by the large Tier 1 carriers due to several key factors, including:

•	Lower monthly price – We will offer our solutions at a monthly price that is significantly lower than the monthly service fees currently charged by Tier 1 carriers for comparable features and applications.

•	Simplicity – Our handsets will allow for one-button dispatch calls and are purpose-built for and dedicated to dispatch and field use.

•	Functionality – Our network and customer handsets and devices will be dedicated to dispatch (not super-imposed on a network designed for telephony and data), allowing for decreased latency and improved functionality and overall ease of use.

•	Support – We intend to provide an enterprise-grade, dedicated customer support team with specific expertise in dispatch communications and mobile resource management solutions.

Dispatch Plus versus Traditional Local SMR Dispatch. We believe our solution will be superior to current products offered by local SMR providers due to several key factors, including:

•	Coverage – We have the opportunity to offer our customers a consistent service across a greater coverage area given our national footprint.

•	Simplicity – Our unique, patented resource management tool will be included in our solution for one low price. On local SMR networks, some of the functionality, but not all, can be obtained through separate purchases from multiple third-party vendors.

•	Functionality – We believe the workforce enhancement features included in our pdvConnect mobile resource management solution, some of which are not offered on local SMR networks, will allow our customers to recognize superior value and return on investment.

•	Capacity – While many local SMR operators have constrained spectrum, the spectrum we acquired from Sprint will generally support significantly more customers per target market (See “Business –Our Market Opportunity”).

Our Current Operations. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business who utilize Tier 1 cellular networks. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States and one international carrier. We have entered into standard reseller, co-marketing and license agreements with these third-party carriers in the ordinary course of business. Our Tier 1 carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $20. For the year ended March 31, 2014, approximately 94% and 6% of our revenues were from domestic and international sales of pdvConnect, respectively. For the six months ended September 30, 2014 and 2013, approximately 97% and 3% and 93% and 7% of our revenues were from domestic and international operations, respectively. Revenues from these three carriers accounted for 47%, 31% and 6% of our revenues for Fiscal 2014, respectively. For the six months ended September 30, 2014 and September 30, 2013, revenues from these three carriers accounted for 52%, 26% and 3% and 56%, 20% and 7%, respectively. Nevertheless, based on the net proceeds we received in the private placement and our current business strategy, we do not believe that the loss of any one of these third-party carriers would have material adverse effect on our business taken as a whole. Since inception, we have invested over $10 million into developing this proprietary technology.

Management Team Expertise. Our senior management team includes Brian McAuley and Morgan O’Brien, who were the co-founders of Nextel. In addition to Messrs. McAuley and O’Brien, our senior management team also includes several executives, including John Pescatore, our President and Chief Executive Officer, Timothy Gray, our Chief Financial Officer, and Leon Frazier, our Chief Sales and Marketing Officer, each of whom were involved in the growth of Nextel’s dispatch business. Their Nextel business plan first offered business users a dedicated dispatch radio network and then consolidated the fragmented 800 MHz SMR industry and eventually launched a nationwide dispatch radio network. They teamed with Motorola to develop the iDEN technology on which the Nextel dispatch radio network was deployed, and Motorola eventually became a major investor in Nextel when it sold Nextel its 800 MHz operations. After growing the subscriber base to approximately 23 million users, Nextel merged with Sprint at a stand-alone value of $36 billion in 2005. We also anticipate hiring experienced and successful sales, operating, and technology personnel many of whom our senior management team previously worked with at Nextel or at other companies throughout the wireless industry.

Our Competitive Strengths

We believe the following strengths can provide us with a significant competitive advantage in implementing our business strategy:

Executive Team Track Record. Our senior executive team has a long, proven track record, with over 80 years of combined experience in the wireless telecommunications and dispatch radio industry. They are considered to be leaders in the industry and led the creation of the first all-digital nationwide wireless network that brought PTT to the mass business and consumer markets. Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, were the co-founders of Nextel. While Mr. O’Brien remained on the board at Nextel, Mr. McAuley, after serving as Nextel’s President and Chief Executive Officer for seven years, went on to found NeoWorld Communications in 1999. NeoWorld was subsequently purchased by Nextel in 2003. In addition, several members of our current management team held leadership roles at Nextel, including our President and Chief Executive Officer, John Pescatore, who also served at NeoWorld, Leon Frazier, our Chief Sales and Marketing Officer, and Timothy Gray, our Chief Financial Officer. We believe the combined strength of our executive team provides us a significant competitive advantage.

Dedicated Network. We believe our ability to provide a dedicated network to our targeted dispatch-centric customers in select markets throughout the United States will be a significant competitive advantage. Although the largest carriers offer a PTT service, these PTT solutions are super-imposed on a network designed primarily for telephony and data-based services. As a result, many short-comings exist. Most apparent are latency, or delay, issues, as well as reduced quality, functionality and overall ease of use. We believe our network solution, which will be dedicated to dispatch, can restore the speed, simplicity and reliability demanded by our targeted dispatch-centric customers and can enhance their communications within their organizations and with their suppliers, vendors and customers.

Bundled Mobile Resource Management Solution. Our Dispatch Plus service will bundle our pdvConnect mobile resource management solution with a dedicated network and customer handsets and devices designed for dispatch and PTT communications, all at a monthly price that is significantly lower than the price customers would be required to pay for comparable services and functionality from the Tier 1 carriers. While SMR dispatch providers may offer their solutions at competitive prices, we believe our Dispatch Plus service should provide two significant advantages: (i) our service should provide greater coverage given our nationwide presence and

(ii) our service will include our proprietary pdvConnect solution, which on local SMR networks, can only be obtained piecemeal from third party vendors.

Attractive Pricing Model. We believe our total solution should provide significant value for our dispatch-focused customers and arguably greater value than our competitors’ comparable offerings. We intend to offer our solution at a monthly price that is significantly lower than the monthly fees currently charged by Tier 1 carriers for comparable offerings. In addition, given the amount of “prime” (below 1 GHz) spectrum we acquired, and particularly at the price at which we acquired it, we believe our cost for spectrum is considerably less than recent industry transactions, which should provide us with the opportunity to provide significant value to our customers. We believe this value that we can offer to our customers will drive our ability to attain market share and increase our market penetration.

Robust Financial Model. We believe several advantages in our business model will drive attractive financial returns. We plan to deploy a network using high-site, high-power architecture which on average will initially require 10 to 12 sites per market, as compared to hundreds of sites required by the low-site, low-power architectures that many of our competitors utilize. We believe this will drive significantly lower operating expense and capital expense obligations versus Tier 1 carriers. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in the equipment when they select our solution, we believe that the churn rate of our target customers will be lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Strategic Relationships. We have long-standing relationships with customers, vendors and wireless industry leaders. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer customers. In addition, we intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to sell our service. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity. In addition, we believe our long-standing relationships with our customers and wireless industry leaders will help us rapidly develop our dispatch network. In addition, in connection with the acquisition of the Spectrum Assets, our subsidiary, PDV Spectrum Holding Company, LLC, entered into an agreement with Motorola in which it agreed to lease a portion of our FCC Licenses in exchange for an upfront, fully-paid lease fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its Class B Units on a one-for-one basis into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We also have the right to force Motorola’s conversion into shares of the Company’s common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not be entitled to any profits or other distributions from the operations of PDV Spectrum Holding Company, LLC.

Under the terms of our lease agreement with Motorola, Motorola can use the leased channels to provide narrowband services to certain qualified end-users. The end-users can only use the leased channels for their own internal communication purposes. The end-users cannot sublease the channels to any other end-users or to any commercial radio system operations or carriers.

The lease agreement specifically states that the channels leased to Motorola will not be used in a manner that would be competitive to our services as well as limits the total number of channels that Motorola can lease. The lease agreement provides us with flexibility regarding the future use and management of our spectrum, including setting forth relocation and repurposing policies for the leased channels.

Motorola cannot enter contracts with end-users after December 31, 2020 without our consent and the payment of an additional fee. The initial lease period for any end-user cannot last more than seven years, and the lease can be renewed for up to three years, for an aggregate lease period of up to 10 years. In addition, we agreed to purchase equipment manufactured by Motorola for our network, provided that Motorola makes reasonable efforts to ensure the equipment meets our required sourcing criteria.

Our Business Strategy

We intend to seek to generate revenue growth through the following strategies:

Establish a Nationwide Presence. We are a licensee of nationwide spectrum in the 900 MHz band. We intend to establish a nationwide presence by first entering 20 of the top metropolitan areas in the United States. Within these markets, we intend to provide a dedicated network to our targeted dispatch-centric customers, which we believe will reduce many of the functionality issues these customers currently experience on the Tier 1 carrier networks and will allow for full operability, even during high usage events. As the only nationwide licensee focused on the dispatch network, we will have the opportunity to offer the greatest dispatch only coverage area in the U.S., which will allow us to serve businesses with a presence in more than one local market. In addition, we believe this national presence should provide us both scale and leverage that existing local SMR competitors may have difficulty achieving. We intend, based on current assessments, to establish a dedicated network in our first market in the time period between April and July of 2015. We believe, based on our current assessments, that the cost to establish our dedicated network in these 20 metropolitan areas will range from $30 to $50 million.

Provide a Differentiated Service. Following Sprint’s decision to de-commission its iDEN network in June 2013, we believe that a compelling opportunity to provide a differentiated PTT service has emerged. We intend to provide our differentiated Dispatch Plus solution using state-of-the-art technology on dedicated networks in 20 top metropolitan areas throughout the United States. Dispatch Plus, comprised of PTT communications and our proprietary pdvConnect solution, will provide our customers with instant PTT communications abilities combined with a holistic workforce management solution, pdvConnect, that allows our customers to achieve greater workplace efficiency and return on investment. We believe Dispatch Plus should provide our target customer group with the speed, simplicity, reliability and efficiency they demand.

Acquire and Retain the Most Valuable Customers. We intend to focus on acquiring and retaining the most valuable customers spanning industry verticals that have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management, and hospitality. Given the potential advantages of our service over current PTT and dispatch solutions, we believe that we have the opportunity to gain market share as our customers choose our solution for a variety of factors, including price, quality of service, functionality, reliability and ease of use. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in equipment when they select our solution, we believe that the churn rate of our target customers will be significantly lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Leverage our Established Industry Relationships. Due to our executive team’s long, proven track record, we have significant market expertise and established industry relationships. We have significant relationships with wireless industry leaders and PTT operators. We intend to leverage these relationships in order to provide us with both a strategic and operational advantage. In addition, we intend to leverage our existing relationships to hire and retain experienced and successful sales, operating, and technology personnel. We have entered into a reseller agreement with Motorola, who has agreed to provide us with its Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to our customers. We also intend to utilize Motorola’s existing dealer network to sell our service. We believe this approach will “jump start” our sales and distribution network, thus reducing the typical distribution start-up costs and providing more immediate sales productivity.

Strategically Expand and Enhance Geographic Market Presence. Once we have successfully entered our initial 20 target markets, we intend to seek to further expand and enhance our geographic market presence into other attractive market areas, including smaller, medium-sized markets through a variety of means, including deploying our own systems, leasing, or franchising operations throughout the United States.

Increase the Value of Our Spectrum. We hold approximately 60% of the private radio band at 900 MHz. While we intend to provide our Dispatch Plus product on narrowband technologies over the shorter term, we anticipate demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change over the longer term. We believe our past successes, combined with our anticipated market position as a leading private dispatch carrier has provided us opportunity to request that the FCC repurpose a portion of our spectrum. On November 17, 2014, we and the Enterprise Wireless Alliance submitted a joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. Further, we believe this strategy can significantly increase the value of our spectrum, possibly leading to 3x3 MHz broadband opportunities. However, we expect FCC consideration of such repurposing of the spectrum to take a significant amount of time, and there is no assurance that the FCC will approve the repurposing of the spectrum. Furthermore, any FCC approval or repurposing may be subject to legal objections from other licensees and users of the 900 MHz spectrum. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband.

Stock Exchange Listing

We intend to initially submit our common stock for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “PDVI” upon our becoming a reporting entity under Section 15(d) of the Exchange Act. The NYSE MKT and the Nasdaq Capital Market (each a “National Securities Exchange”) require us to have 400 holders or 300 holders, respectively, of our common stock. We currently meet all listing requirements of each National Securities Exchange, other than the requirement on the number of holders. We believe that having our common stock quoted on the OTCBB will allow us to increase the number of holders of our common stock. As soon as we have the requisite number of holders of common stock, we intend to apply (assuming we meet all other listing requirements) to list our common stock on a National Securities Exchange.

Company Information

We were incorporated in California in1997, and reincorporated in Delaware in May 2014. Our principal executive offices are located at 100 Hamilton Plaza, Paterson, New Jersey 07505. Our main telephone number is (973) 771-0300. Our internet website is located at http://www.pdvcorp.com. Information contained on our website is not part of the registration statement of which this prospectus is a part.

Summary Risk Factors

An investment in the shares of our common stock involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our common stock; including

•	We have no operating history with respect to our proposed business, which makes it difficult to evaluate our prospects and future financial results, and our business may not be successful.

•	The wireless communications industry is highly competitive, and in order for us to compete effectively we will need to gain market share.

•	We have had net losses each year since our inception and may not achieve or maintain profitability in the future.

•	Government regulation could adversely affect our prospects and results of operations; the FCC and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects, future growth or results of operations.

•	Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

•	Spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our planned business operations and future growth.

•	We depend on key personnel.

•	There is currently no public market, nor has there ever been a public market for shares of our common stock, a trading market for our common stock may never develop, and our common stock prices may be volatile which could cause the value of investment in our common stock to decline.

We are an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to:

•	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this registration statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

The Offering

Common Stock Offered by the Selling Stockholders	A total of up to 11,925,000 shares of our common stock, including 500,000 shares of common stock issuable upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola. The selling stockholders may from time to time sell some, all or none of the shares of common stock pursuant to the registration statement of which this prospectus is a part.

Shares of Common Stock Outstanding(1)	12,473,024

Use of Proceeds	The selling stockholders will receive all of the proceeds from the sale of shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Dividend Policy	We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 10.

Proposed Trading Symbol	“PDVI”

(1)	The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of September 30, 2014, including the shares held by the selling stockholders. This number does not include:

(i) issued and outstanding stock options to purchase 57,841 shares of our common stock at a weighted average exercise price of $19.25 per share;

(ii) issued and outstanding stock options to purchase 1,123,250 shares of our common stock at a weighted average exercise price of $20.00 per share;

(iii) issued and outstanding restricted stock units for 128,001 shares of our common stock;

(iv) a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share;

(v) 75,000 shares of our common stock which are available for future issuance under our 2014 Stock Plan and the annual increases in the number of shares authorized under our 2014 Plan beginning on January 1, 2015; and

(vi) 500,000 shares of common stock issuable to Motorola upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola.

RISK FACTORS

An investment in our common stock involves a high degree of risk and should be considered highly speculative. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case the trading price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Our Business

We have no operating history with respect to our proposed principal business, which makes it difficult to evaluate our prospects and future financial results, and our business may not be successful.

Although we were incorporated in 1997, our business model and strategy is changing significantly due to our acquisition of the Spectrum Assets. As a result, our ability to forecast our future operating results is limited and subject to a number of uncertainties, including our ability to plan for and model our future growth and expenses. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by new businesses in highly competitive markets. If our assumptions regarding these uncertainties are incorrect or change in reaction to changes in our markets, or if we do not manage or address these risks successfully, our results of operations could differ materially from our expectations, and our business could suffer. Any success that we may experience in the future will depend, in large part, on our ability to, among other things:

•	build out our dispatch-centric network;

•	expand and retain our customer base on a cost-effective basis;

•	attract and incentivize dealers to sell our services;

•	add new customers and increase revenues from existing customers by adding users, devices and additional services;

•	maintain our existing services business, which requires the continuation of our existing relationships with wireless carriers;

•	successfully compete in our markets;

•	continue to add features and functionality to our solutions to meet customer demand;

•	integrate our existing pdvConnect technologies with the PTT systems we are deploying; and

•	scale our internal business operations in an efficient and cost-effective manner.

We have had net losses each year since our inception, and may not achieve or maintain profitability in the future.

We have incurred net losses each year since our inception, including net losses of $1,239,918 and $1,211,821 in the fiscal years ended March 31, 2013 and 2014, respectively and net losses of $5,606,752 for the six months ended September 30, 2014. We may incur significant losses in the future for a number of reasons, including without limitation the risks and uncertainties described in this registration statement related to our new business model and strategy. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.

The wireless communications industry is highly competitive, and in order for us to compete effectively we will need to gain market share.

There are currently several national wireless communications services providers and many local two-way SMR radio operators providing two-way PTT dispatch services. Moreover, the market for PTT dispatch services is entrenched. In order for us to compete effectively we will need to demonstrate the superiority of our services and products and convert customers from existing services providers. Our efforts to convert customers from existing services providers will be made more difficult by the fact that the market for PTT dispatch services is highly fragmented, and we will need to tailor our marketing approach to many different categories of customers. If we are unable to acquire a substantial number of customers, our ability to grow our business and our operating results will suffer.

Some of our competitors are financially stronger than we are, which may limit our ability to compete based on price.

Because of their resources and, in some cases, ownership by larger companies, some of our competitors are financially stronger than we are, which may enable them to offer services to customers at prices that are below the prices at which we can offer comparable services. If we cannot compete effectively based on the price of our service offerings, our revenues and growth may be adversely affected.

Additionally, national wireless communications services providers that offer cellular phone services that do not incorporate a PTT function often provide customers with free or significantly discounted or subsidized handsets as an enticement to sign up for their particular suite of services. The higher cost of the handsets that we will offer our customer, as compared to digital handsets that do not incorporate a similar PTT dispatch-centric, multi-function capability, may make it more difficult or less profitable for us to attract customers. Moreover, the higher cost of our handsets combined with the offering of free handsets by some wireless communications services providers will require us to absorb part of the cost of offering our handsets to new and existing customers. These increased costs for our target customers to acquire handsets for use on our network and any handset subsidy expenses we may need to absorb to offset a portion of these increased costs may reduce our growth and profitability.

If other wireless vendors or services providers improve their existing PTT dispatch services that become comparable to ours, our competitive advantage will be reduced.

One of the primary ways in which we will differentiate ourselves is through our two-way PTT services. A number of wireless equipment vendors already offer or plan to offer wireless equipment that is capable of providing PTT services or technologies that compete or will compete with our services and technology offerings. If these PTT services or technologies are perceived to be or become, or if any such services introduced in the future are, comparable to our PTT service or technology offerings, our competitive advantage will be reduced, which in turn could adversely affect our business.

Moreover, the largest national wireless communications service providers by revenue do not currently focus on PTT dispatch services as a primary component of their businesses. However, if that were to change, it would likely be difficult for us to compete effectively with such providers. These larger service providers have larger existing customer bases that they will be able to introduce PTT dispatch services to, have more money to spend on research and development that may enable them to create products that are qualitatively superior to ours and may have the ability to operate successfully on a smaller profit per subscriber margin due to the larger volume of customers they service.

If we do not keep pace with rapid technological changes, we may not be able to attract and retain customers.

We will need to be able to evolve the technology that we rely upon in supplying the suite of services that we offer in order to solve the problems of our business customers. Future technological advancements may occur quickly and may enable other wireless technologies to equal or exceed our current levels of service and render our technology obsolete. If we are unable to meet future advances in competing technologies on a timely basis, or at an acceptable cost, we may not be able to compete effectively and could lose customers to our competitors. In addition, competition among the differing wireless communications technologies could:

•	further segment the user markets, which could reduce the demand for, and competitiveness of, our technology; and

•	reduce the resources devoted by third party suppliers, such as Motorola, to developing or improving the technology for our systems.

If our customers do not adopt our technology or if they do not renew their services with us, our future revenue and operating results will be harmed.

In order to begin selling our services we must launch our network and build a customer base. Our strategy depends on building and maintaining a loyal customer base, because we will not have long-term contracts (like most of our local SMR system operator competitors). Because of the number of participants in the industry, we will need to work with sales and service teams like Motorola’s nationwide dealer network to obtain customers and maintain those relationships. Also, if we do not develop new solutions, features and functionality that meet our customers’ needs, we may lose customers. If our efforts to gain customers and sell our services are not effective, our business will suffer.

Given our limited operating history, we are unable to accurately predict our customer expansion or renewal rates. Our customer expansion and renewal rates may decline or fluctuate as a result of a number of factors, including the level of their satisfaction with our solutions or our customer support, customer budgets and the pricing of our solutions compared with the solutions offered by our competitors, any of which may cause our revenue to grow more slowly than expected, if at all.

If we do not enter our targeted markets quickly enough, it may not be possible for us to compete effectively.

We currently intend to deploy our products and services in 20 of the top metropolitan areas throughout the United States. In addition to containing a large number of potential customers, we intend to select markets that are strategically located throughout the United States in order to provide our brand with a high degree of visibility that will help us grow and potentially expand into other markets at a later time. However, if we are not able to offer our products and services in these initial crucial markets quickly enough, other services providers may be able to deploy their services and products and sign up a large enough number of customers in these markets in the interim, which would make it impossible for us to enter these markets. If we are unable to enter into 20 of the top metropolitan markets, we do not believe that we will be able to compete effectively, and our profitability and growth will be negatively affected.

We intend to rely on the equipment and selling efforts of other parties, such as Motorola, and if such parties are unable or unwilling to provide us with such equipment or selling efforts, our operations will be adversely affected.

Our Dispatch Plus wireless communication technology will rely on the efforts of other parties, such as Motorola’s nationwide dealer network, to act as a sales force. We will also need to rely on other parties to provide us with technological improvements designed to expand our wireless capacity and improve our services. Accordingly, we must rely on other parties, such as Motorola, to develop handsets and equipment capable of supporting the features and services that we plan to offer to our customers. In addition to relying on other parties for technology and equipment, we will rely on an indirect sales force to market our products and services to customers.

The parties that we rely upon could choose not to promote our services or may receive better incentives from our competitors. If these or other factors affecting our relationship with such parties were to result in a significant adverse change in such parties’ ability or willingness to provide handsets and related equipment and software applications, or to develop new technologies or features for us, or in such parties’ ability or willingness to do so on a timely, cost-effective basis, we may not be able to adequately service our existing customers or add new customers and may not be able to offer competitive services. Accordingly, a decision by one of these parties to discontinue manufacturing, supporting or enhancing our infrastructure and handsets or to discontinue marketing our products would have a material adverse effect on us.

The parties we rely upon to supply our wireless communications equipment are also significant suppliers of wireless communications equipment to our competitors. These other parties may elect to focus a greater amount of their financial and other resources on the development of enhanced features functionality of standards-based wireless equipment used by our competitors rather than the equipment used by us. In such an event, we might be forced to supply our customers with equipment that is either more costly or qualitatively inferior to the equipment offered by our competitors.

We expect to continue to rely principally on Motorola and other parties to market our products and to manufacture a substantial portion of the equipment necessary to construct, enhance and maintain our network and handset equipment for at least the next several years. The failure by these other parties to perform as expected could impose significant additional costs on us and adversely affect our operations.

Agreements with suppliers, such as Motorola, may reduce our operational flexibility and may adversely affect our growth or operating results.

Suppliers, such as Motorola, provide the infrastructure equipment and substantially all of the handsets throughout our markets under agreements that set the prices we must pay to purchase and license this equipment, as well as a structure to develop new features and make long-term improvements to our network. These agreements may reduce our operational flexibility. Our arrangements with suppliers may delay or prevent us from employing new or different technologies that perform better or are available at a lower cost because of the additional economic costs and other impediments to change generally as well as those that arise under the supplier agreements. In the event that Motorola or another one of our suppliers is unable to deliver the hardware or other equipment which are necessary for our operations, we may not be able to service our clients on a timely basis and our business and growth may be adversely affected.

The products and services utilized by us and our suppliers and service providers may infringe on intellectual property rights owned by others.

Some of our products and services use intellectual property that we own. We also purchase products from suppliers, including hardware and device suppliers and service providers that incorporate or utilize intellectual property which we do not own. From time to time our suppliers have received, and we and our suppliers may receive in the future, assertions and claims from third parties that the products or software utilized by us or our suppliers and service providers infringe on the patents or other intellectual property rights of these third parties. These claims could require us or an infringing supplier or service provider to discontinue certain activities or to discontinue selling the relevant products and services. Even when unsuccessful, these claims can be time-consuming and costly to defend, and divert management resources. If these claims are successful, we could be forced to pay significant damages or stop selling certain products or services or stop using certain trademarks, which could adversely affect our results of operations.

If our wireless communications technology does not perform in a manner that meets customer expectations, we will be unable to attract and retain customers.

Customer acceptance of the services we offer is and will continue to be affected by technology-based differences and by the operational performance and reliability of our network as compared to the networks of our competitors. Participants within our target markets may, instead of switching to our Dispatch Plus services incorporating our pdvConnect mobile resource management solution, determine that their communication needs are already adequately serviced by other means of communication and continue using such other means. We may have difficulty attracting and retaining customers if we are unable to resolve quality issues related to our network as they arise or if those issues were to:

•	limit our ability to expand our network coverage or capacity as currently planned; or

•	place us at a competitive disadvantage to other wireless service providers in our markets.

The current economic environment has made it difficult for businesses and consumers to obtain credit, which could cause our suppliers, distributors and customers to have problems meeting their contractual obligations with us.

If our suppliers are unable to fulfill our orders or meet their contractual obligations with us, we may not be able to obtain the services or devices required to meet the needs of our current and future customers, which could cause us to lose current and potential customers to other carriers. If our customers are unable to pay their bills or potential customers feel they are unable to take on additional financial obligations, they may be forced to forgo our services, which could negatively affect our results of operations.

We may face pressure to reduce prices, which could adversely affect operating results.

We and our competitors may decrease prices or increase service and product offerings, resulting in declining average monthly revenue per subscriber in the wireless industry overall. Competition in pricing and service and product offerings may also adversely impact customer retention. To the extent that we continue to offer more competitive pricing packages, our average monthly revenue per customer may decrease, which could adversely affect our results of operations. If this happens, it may be increasingly difficult for us to remain competitive. We may encounter market pressures to:

•	migrate existing customers to lower priced service offering packages;

•	restructure our service offering packages to offer more value;

•	reduce our service offering prices; or

•	respond to particular short-term, market specific situations, such as special introductory pricing or particular new product or service offerings, in a particular market.

We have a concentration of risk related to the accounts receivable from two of our third-party carriers and failure to fully collect outstanding balances from these carriers may adversely affect our results of operations.

We sell pdvConnect directly through our sales force and indirectly through third-party carriers. As of September 30, 2014, we have accounts receivable balances owed to us by two of our carriers representing approximately 59% and 21%, respectively, of our accounts receivable balances. We maintain an allowance for doubtful accounts based on the credit risk, historical trends, and other information, as well as for any specific instances we become aware of that may preclude us from reasonably assuring collection on outstanding balances. Determining the allowance for doubtful accounts is judgmental in nature and often involves the use of significant estimates. A determination that requires a change in our estimates could have a materially adverse effect on our results of operations. Additionally, if our carriers fail to pay a significant portion of outstanding accounts receivable balances, it could have a negative impact on our results of operations and financial condition.

Government regulation could adversely affect our prospects and results of operations; the FCC and state regulatory commissions may adopt new regulations or take other actions that could adversely affect our business prospects, future growth or results of operations.

The FCC and other federal, state and local, as well as international, governmental authorities have jurisdiction over our business and could adopt regulations or take other actions that would adversely affect our business prospects or results of operations.

The licensing, construction, operation and sale of wireless telecommunications systems are regulated by the FCC and, depending on the jurisdiction, international, state and local regulatory agencies. In particular, the FCC imposes significant regulation on licensees of wireless spectrum with respect to how radio spectrum is used by licensees, the nature of the services that licensees may offer and how the services may be offered, and resolution of issues of interference between spectrum bands.

The FCC grants wireless licenses for terms of generally ten years that are subject to renewal and revocation. There is no guarantee that our licenses will be renewed. Failure to comply with FCC requirements applicable to a given license could result in revocation or non-renewal of the license, depending on the nature and severity of the non-compliance.

Various states are considering regulations over terms and conditions of service, including certain billing practices and consumer-related issues that may not be pre-empted by federal law. If imposed, these regulations could make it more difficult and expensive to implement national sales and marketing programs and could increase the costs of our wireless operations.

Government regulations determine how we operate, which could increase our costs and limit our growth and strategy plans.

The FCC regulates the licensing, operation, acquisition and sale of the licensed spectrum that is essential to our business. We may be subject to FCC regulations that impose obligations on wireless providers, such as federal Universal Service Fund obligations, which require communications providers to contribute to a fund that supports subsidized communications services to underserved areas and users; rules governing billing, subscriber privacy and customer proprietary network information; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rules governing spam, telemarketing and truth-in-billing; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. If we fail to comply with applicable FCC regulations, we may be subject to sanctions, which may have a material adverse effect on our business. Future changes in regulation or legislation could impose significant additional costs on us either in the form of direct out of pocket costs or additional compliance obligations. The FCC and Congress may make additional spectrum available for communications services, which may result in the introduction of additional competitive entrants to the already crowded wireless communications marketplace.

Further, some state and local jurisdictions have adopted legislation that could affect our costs and operations in those areas. For example, some jurisdictions have adopted laws restricting or prohibiting the use of portable communications devices while driving motor vehicles, often including PTT devices. If similar laws are enacted in other jurisdictions, we may experience reduced subscriber usage and demand for our services, which could have a material adverse effect on our results of operations.

Our business could be negatively impacted by disruptions arising from causes beyond our control.

Major equipment failures, catastrophic events, power anomalies or outages, natural disasters, including severe weather, terrorist acts or breaches of network or information technology security that affect wireless networks, including transport facilities, communications switches, routers, microwave links, cell sites or other equipment or third-party owned local and long-distance networks on which we rely, could have a material adverse effect on our operations.

We may be limited in our ability to grow unless we expand network capacity and coverage and address increased demands on our business systems and processes as needed.

Our business model depends on our ability to build and grow our subscriber base. To successfully increase our number of customers and pursue our business plan, we must economically:

•	expand the capacity and coverage of our network;

•	potentially obtain additional spectrum in some or all of our markets;

•	secure sufficient transmitter and receiver sites at appropriate locations to meet planned system coverage and capacity targets;

•	obtain adequate quantities of base radios and other system infrastructure equipment; and

•	obtain an adequate volume and mix of handsets, other user devices and related accessories to meet subscriber demand.

If we are unable to achieve increased network capacity, or there are substantial delays in doing so, we could be required to invest additional capital in our infrastructure to satisfy our network capacity needs and otherwise may not be able to successfully increase our number of customers.

Our operating performance and ability to retain these new customers may be adversely affected unless we are able to timely and efficiently meet the demands for our services and address any increased demands on our customer service, billing and other back-office functions. If we outsource aspects of our customer care function to third parties, we cannot be sure that this outsourcing will not heighten these risks.

Our reputation and business may be harmed and we may be subject to legal claims if there is loss, disclosure or misappropriation of or access to our, or our customers’, information or other breaches of our information security.

We make extensive use of online services and centralized data processing, including through third-party service providers. The secure maintenance and transmission of customer information is an important element of our operations. Our information technology and other systems that maintain and transmit customer information, including location or personal information, or those of service providers, may be compromised by a malicious third-party penetration of our network security, or that of a third-party service provider, or impacted by unauthorized intentional or inadvertent actions or inactions by our employees, or those of a third-party service provider. Cyber attacks, which include the use of malware, computer viruses and other means for disruption or unauthorized access, have increased in frequency, scope and potential harm in recent years. While, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber attack in the future. As a result, our customers’ information may be lost, disclosed, accessed, used, corrupted, destroyed or taken without the customers’ consent.

In addition, we and third-party service providers process and maintain our proprietary business information and data related to our business-to-business customers or suppliers. Our information technology and other systems that maintain and transmit this information, or those of service providers, may also be compromised by a malicious third-party penetration of our network security or that of a third-party service provider, or impacted by unauthorized intentional or inadvertent actions or inactions by our employees or those of a third-party service provider. We also purchase equipment from third parties that could contain software defects, malware, or other means by which third parties could access our network or the information stored or transmitted on such networks or equipment. We may also face increased risks of becoming subject to cyber-attacks or other cyber incidents as we expand our business model and activities to include establishing and operating our own dedicated network. As a result, our business information, or subscriber or supplier data may be lost, disclosed, accessed, used, corrupted, destroyed or taken without consent.

Any major compromise of our data or network security, failure to prevent or mitigate the loss of our services or customer information and delays in detecting any such compromise or loss could disrupt our operations, impact our reputation and customers’ willingness to purchase our service and subject us to additional costs and liabilities, including litigation, which could be material.

Risks Related to Our Future Acquisition and Use of Spectrum

Spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our planned business operations and future growth.

Spectrum is a limited resource that is regulated in the United States by the FCC. The Spectrum Assets we purchased from Sprint include geographic SMR licenses and site-specific B/ILT licenses. We believe we now own approximately 6 MHz of spectrum on average in the top 20 markets in the United States, although we might not achieve 6 MHz of spectrum in each of the top 20 markets. We believe this non-contiguous spectrum is more than sufficient to allow us to operate a nationwide dedicated dispatch network using proven narrowband technologies. Nevertheless, we may need to acquire additional spectrum in the future as our business grows or we introduce new products or technologies. We may seek to acquire additional spectrum through negotiated purchases, in government-sponsored auctions of spectrum or otherwise. We cannot assure you, however, that we will be successful in acquiring the additional spectrum we may need to support our future growth, our future network rollout plans or our future product and technology introductions on commercially reasonable terms, or at all. Any failure to obtain the spectrum required for our current and future business plans will adversely impact our revenues and our future growth potential.

Any efforts we pursue to increase the value of our spectrum may not be successful.

We hold licenses covering approximately 60% of the private radio band at 900 MHz. While this should provide us with sufficient spectrum to allow us to operate a nationwide dedicated dispatch network using proven narrowband technologies, we believe that future demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change to broadband technologies. As a result, on November 17, 2014 we and the Enterprise Wireless Alliance submitted a Joint Petition for Rulemaking to the FCC to repurpose all or a portion of the 900 MHz band from narrowband to broadband, possibly leading to 3x3 MHz broadband opportunities. Nevertheless, to pursue this strategy, we will be required to make additional spectrum purchases and to reconfigure our non-contiguous spectrum to achieve a contiguous nationwide 3x3 MHz position. Our ability to successfully implement this strategy may take more time and be more expensive than we currently anticipate, and we ultimately may not be able to complete the necessary spectrum acquisitions and reconfiguration. In addition, even if we can obtain a contiguous nationwide 3x3 MHz position, we expect FCC consideration of any repurposing request to take a significant amount of time, and there is no assurance that the FCC will approve the repurposing of all or any portion of the 900 MHz band (including the licenses that we acquired as part of the Spectrum Assets). We also anticipate that FCC approval may be subject to legal objections from other licensees and users of licensed spectrum in the 900 MHz band not held by us. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband.

Risks Related to Our Organization and Structure

We depend on key personnel.

Our success depends to a significant degree upon the contributions of key personnel. We do not currently have long-term employment agreements with our key personnel. In addition, there is no guarantee that these executives will remain employed with us. If any of our key personnel were to cease employment with us, our operating results could suffer. Further, the process of attracting and retaining suitable replacements for key personnel whose services we may lose would result in transition costs and would divert the attention of other members of our senior management from our existing operations. The loss of services from key personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We may not be able to successfully operate our business.

We are targeting a very specific niche of the existing market for wireless communications services. The subset of the market within which we seek to focus our services may not prove to be as lucrative as we currently estimate. Moreover, we cannot assure you that our past experience will be sufficient to enable us to operate our business successfully or implement our operating policies and business strategies as described in this prospectus. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses or service our indebtedness. You should not rely upon the past performance of our management team, as past performance may not be indicative of our future results.

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our board of directors determines our operational policies and business and growth strategies. Our board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could materially and adversely affect us.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We have not been subject to public reporting requirements and have not been required to assess our internal controls. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

Changes in accounting rules, assumptions and/or judgments could materially and adversely affect us.

Accounting rules and interpretations for certain aspects of our operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions and/or judgments, such as asset impairments, could significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

There is currently no public market for our common stock, which could result in investors in our common stock being unable to liquidate their investments. An active, liquid market for our common stock may never develop or be sustained and we may not be accepted for listing or inclusion on a National Securities Exchange, which would materially and adversely affect the market price of our common stock.

There is no established public market for our common stock. We intend to initially submit our common stock for quotation on the OTCBB under the symbol “PDVI” upon our becoming a reporting entity under Section 15(d) of the Exchange Act. The NYSE MKT and the Nasdaq Capital Market (each a “National Securities Exchange”) require us to have 400 holders or 300 holders, respectively, of our common stock. We currently meet all listing requirements of each National Securities Exchange, other than the requirement on the number of holders. We believe that having our common stock quoted on the OTCBB will allow us to promptly increase the number of holders of our common stock. As soon as we have the requisite number of holders of common stock, we intend to apply (assuming we meet all other listing requirements) to list our common stock on a National Securities Exchange. There is no assurance that our application to be listed on a National Securities Exchange will be approved. Each National Securities Exchange and trading market has initial listing criteria, including criteria related to minimum bid price, public float, market makers, minimum numbers of round lot holders and board independence requirements that we can give no assurance we will meet. Our inability to list or include our common stock on a National Securities Exchange could affect the ability of our stockholders to sell their shares of our common stock. However, if our common stock is not held by the requisite number of holders or we do not meet all other listing requirements then in effect for a National Securities Exchange, we will not be able to list our common stock on a National Securities Exchange and will continue to have our common stock quoted on the OTCBB. If we are unable to list our common stock on a National Securities Exchange, an active, liquid trading market for our common stock may not develop or be sustained, which likely would materially and adversely affect the market price of our common stock. Stockholders also may not be able to sell their shares of our common stock at the volume, prices and times desired.

Additionally, trading on the OTCBB may result in limitations or downward pressure in some or all of the following, each of which could have a material adverse effect on our stockholders:

•	the liquidity of our common stock;

•	the market price of shares of our common stock;

•	our ability to obtain financing for the continuation of our operations;

•	the additional cost of obtaining financing due to compliance with state securities regulations (blue sky laws);

•	the number of institutional and other investors that will consider investing in shares of our common stock;

•	the number of market markers in shares of our common stock;

•	the availability of information concerning the trading prices and volume of shares of our common stock; and

•	the number of broker-dealers willing to execute trades in shares of our common stock.

We can give no assurances as to the development of liquidity or any trading market for our common stock. Holders of shares of our common stock may not be able to resell their shares of our common stock at or near their original acquisition price, or at any price.

Our common stock will not initially be listed on a National Securities Exchange and, as a result, compliance with applicable state securities laws may be required for subsequent offers, transfers and sales of shares of our common stock.

Our common stock will not initially be listed on a National Securities Exchange and subsequent transfers of the shares of our common by U.S. holders may not be exempt from state securities laws. In such event, it will be the responsibility of the holder of shares to register or qualify the shares for any subsequent offer, transfer or sale in the United States or to determine that any such offer, transfer or sale is exempt under applicable state securities laws.

The price per share of our common stock may not accurately reflect its actual value.

The price of our common stock may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares of our common stock. There is currently no public trading market for our common stock or prevailing public market price by which our common stock trades. In addition, our lack of operating history relevant to our proposed business makes it difficult to value our common stock.

Our common stock prices may be volatile which could cause the value of an investment in our common stock to decline.

Once our common stock becomes publicly traded and an active trading market develops for our common stock, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	adverse market reaction to the level of our indebtedness;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit markets;

•	our operating performance and the performance of other similar companies;

•	changes in accounting principles; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

•	Being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	Not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•	Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	Reduced disclosure obligations regarding executive compensation; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Nevertheless, we have elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings, if any, to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Future sales of our common stock, other securities convertible into our common stock or preferred stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our board of directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our board of directors in its sole discretion may determine. Sales of substantial amounts of our common stock or of preferred stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by Sprint or Motorola or another large stockholder, or the perception that such sales could occur, may adversely affect the market price of our common stock.

In connection with the private placement, we and our directors and officers agreed, subject to various exceptions, not to sell, pledge or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or, subject to various exceptions, file any registration statement with the SEC for a period of 180 days after the date of the effectiveness of this registration statement, as described in “Plan of Distribution.” These lock-up provisions, at any time and without notice, may be released by FBR Capital Markets & Co. in its sole discretion. If the restrictions under the lock-up provisions are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price for our common stock.

In addition, we have agreed to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective under the Securities Act as soon as practicable after filing, and in any event, subject to certain exceptions, no later than February 3, 2015 (180 days after the filing of the registration statement of which this prospectus is a part), and to maintain its continuous effectiveness under the Securities Act, subject to certain permitted blackout periods, for a certain period of time. We may also file a registration statement relating to an initial public offering of additional shares of our common stock. To the extent we complete an initial public offering of additional shares, the market price of our common stock could be reduced.

In addition, subsequent to the effectiveness of the earlier of the registration statement of which this prospectus is a part and a registration statement filed in connection with an initial public offering, we intend to file a registration statement on Form S-8 to register the total number of shares of our common stock that may be issued under our 2010 Stock Plan and 2014 Stock Plan, including the shares of restricted stock granted to our executive officers, directors and director nominees, as well as the options to purchase shares of our common stock granted to our executive officers, in connection with the private placement. Upon registration of such shares, these shares of common stock will be eligible for sale without restriction.

Our management team beneficially owns an aggregate of 6.98% of the direct interests in our Company, including restricted stock units and stock options. Subject to vesting restrictions applicable to certain interests held by members of our management team and any applicable transfer restrictions, including any lock-up agreements, each member of our management team may sell such common stock into any market for such shares that may develop.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay dividends or make liquidating distributions to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and investors in our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our Company.

We will incur increased costs as a result of being a public company.

Following the effectiveness of this registration statement, we will be a company with securities registered under the Securities Act and as such, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of The Sarbanes-Oxley Act, related regulations of the SEC, and, if we are accepted for listing, the requirements of the applicable National Securities Exchange or other stock exchanges, with all of which we would not be required to comply as a private company with no registered securities. Complying with these statutes, regulations and requirements will occupy a significant amount of time from our board of directors and management and will significantly increase our costs and expenses.

After this offering, we will be subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the Securities and Exchange Commission which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the Securities and Exchange Commission, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Certain anti-takeover defenses and applicable law may limit the ability of a third party to acquire control of us.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage, delay, or prevent a merger, acquisition or other change of control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. These provisions, among other things:

•	allow the authorized number of directors to be changed only by resolution of our board of directors;

•	authorize our board of directors to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve;

•	establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings; and

•	limit who may call a stockholders meeting.

Selected provisions of Delaware law.

We have elected to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”) by provision of our charter. In general, Section 203 of the DGCL prevents an “interested stockholder” (as defined in the DGCL) from engaging in a “business combination” (as defined in the DGCL) with us for three years following the date that person becomes an interested stockholder unless one or more of the following occurs:

•	Before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

Upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	Following the transaction in which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of our outstanding voting stock not owned by the interested stockholder.

The DGCL generally defines “interested stockholder” as any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

See “Description of Capital Stock” for additional information regarding these provisions.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. Our forward-looking statements are generally, but not always, accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “should,” “will,” “may,” “plan,” “goal,” “can,” “could,” “continuing,” “ongoing,” “intend” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. There can be no assurance that actual developments will be those anticipated by us. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to:

•	we have no operating history with respect to our proposed principal business;

•	customers may not adopt our technology or renew their services with us;

•	we may not be able to keep pace with rapid technological changes or the changes in the demands of our customers;

•	any efforts we pursue to increase the value of our spectrum may not be successful;

•	we will rely on the equipment and selling efforts of other parties, such as Motorola’s dealer network;

•	the wireless communication industry is highly competitive and we may not compete successfully;

•	our competitors may improve their existing technology and reduce our competitive advantage;

•	we may not be able to enter our targeted markets quickly enough to compete effectively;

•	we may not be able to compete on price because some of our competitors are financially stronger than we are;

•	our efforts to increase the value of our spectrum may not be successful;

•	spectrum is a limited resource, and we may not be able to obtain sufficient spectrum to support our planned business operations and future growth; and

•	government regulation could adversely affect our business and prospects.

These and other important factors, including those discussed under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. The inclusion of this forward-looking information should not be regarded as a representation by us, the selling stockholders or any other person that the future plans, estimates or expectations contemplated by us will be achieved. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders pursuant to this prospectus. The selling stockholders will pay any underwriting discounts and commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain our future earnings, if any, to finance the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant in its sole discretion. Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors – Risks Related to an Investment in our Common Stock – We do not intend to pay dividends on our common stock for the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2014 on an actual basis.

This table should be read in conjunction with the sections captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

September 30 2014
(Unaudited)
Cash	$125,274,906
Intanbigle Assets	100,298,384
Deferred Revenue	7,479,788

Stockholders’ Equity (Deficiency)
Common Stock	1,247
Additional Paid-in Capital	250,788,086
Accumulated Deficit	(32,549,763)

Total Stockholders’ Equity (Deficiency)	$218,239,570

This table does not include:

(i)	issued and outstanding stock options to purchase 57,841 shares of our common stock at a weighted average exercise price of $19.25 per share;

(ii)	issued and outstanding stock options to purchase 1,123,250 shares of our common stock at a weighted average exercise price of $20.00 per share;

(iii)	issued and outstanding restricted stock units for 128,001 shares of our common stock;

(iv)	a warrant to purchase 6,039 shares of our common stock at an exercise price of $82.79 per share; and

(v)	75,000 shares of our common stock which available for future issuance under our 2014 Stock Plan and the annual increases in the number of shares authorized under our 2014 Plan beginning on January 1, 2015.

There is currently no public market, nor has there ever been a public market, for our common stock. Our stock currently trades on a proprietary trading platform developed by FBR Capital Markets & Co. called the FBR Plus™ System, which provides QIBs access to trading information for companies which have issued restricted securities in private placement transactions exempt from registration pursuant to Rule 144A of the Securities Act. We intend to initially submit our common stock for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “PDVI” upon our becoming a reporting entity under Section 15(d) of the Exchange Act and subsequently apply to list our common stock on a National Securities Exchange.

SELECTED FINANCIAL DATA

The following sets forth our selected financial data on a historical basis. You should read the following summary of selected financial data in conjunction with our historical financial statements and the related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus. Our historical balance sheet information as of March 31, 2014 and 2013 and statement of operations information for the years ended March 31, 2014 and 2013 have been derived from the historical financial statements audited by our independent auditors, whose report with respect thereto is included elsewhere in this prospectus. The September 30, 2014 statement of operations and balance sheet data have been derived from our unaudited financial statements included elsewhere in this prospectus.

Statement of Operations Data

	Year ended March 31		Six months ended September 30, 2014
	2013	2014
Operating Revenue
Service Revenue	$2,760,095	$3,539,595	$1,520,634

Cost of Revenue
Service	825,834	1,124,121	507,644

Gross Profit	1,934,261	2,415,474	1,012,990

Operating Expenses
General and administrative	850,756	846,579	4,893,668
Sales and Support	1,247,505	1,382,024	689,363
Product development	715,918	934,818	436,754
Stock compensation expense	82,438	79,057	—
Depreciation and amortization	52,726	59,469	29,220

Total Operating Expenses	2,949,343	3,301,947	6,049,005

Loss from Operations	(1,015,082)	(886,473)	(5,036,015)
Other income	—	—	—
Interest expense – affiliated entities	(224,836)	(325,348)	(570,737)

Net Loss	$(1,239,918)	$(1,211,821)	$(5,606,752)

Net loss per common share basic and diluted	$(9.78)	$(9.56)	$(0.73)
Weighted-average common shares used to compute basic and diluted net loss per share	126,759	126,759	7,707,524

Balance Sheet Data

	As of March 31,		As of September 30 2014
	2013	2014
Total assets	$862,162	$803,191	$226,468,183
Notes payable – affiliated entities	2,700,317	3,405,808	—
Total liabilities	3,945,814	5,010,607	8,228,613
Stockholders’ equity/(deficit)	$(3,083,652)	$(4,207,416)	$218,239,570

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. This discussion includes forward-looking statements that are subject to risks, uncertainties and other factors described under the captions “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” These factors could cause our actual results to differ materially from those expressed in, or implied by, those forward-looking statements.

Overview

Historically, we have been engaged in the development and sale of wireless communications applications, including at times the sale and installation of equipment used to run these applications. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business who utilize Tier 1 cellular networks. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States and one international carrier. Our carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $20. We maintain offices in Paterson, New Jersey, Reston, Virginia and San Diego, California.

On September 15, 2014, we completed an acquisition from Sprint Corporation of (i) FCC licenses sufficient to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. We are now focused on deploying a dedicated, wide-area, two-way radio network. We intend to initially deploy our network in 20 of the top metropolitan areas throughout the United States, with our first markets to be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions, and to focus on serving dispatch-centric, small and medium-sized businesses. For this targeted set of customers, we intend to offer our Dispatch Plus communication solution. Dispatch Plus will combine Motorola’s state-of-the-art Motorola Digital Technology with pdvConnect. Built with the commercial dispatch user in mind, the Motorola Digital Technology architecture will allow us to provide a highly reliable, instant and wide-area PTT communication solution. Also developed for dispatch-centric businesses, pdvConnect is an easy to use and efficient workforce management solution that enables businesses to locate and communicate with field workers and improve documentation of work events and job status. We believe a high quality, dedicated and reliable PTT solution with regional calling areas will be attractive to a significant portion of our targeted customers who are currently using cellular or local two-way radio networks. Further, when bundled with pdvConnect, we believe our service should provide significant value to our customers by making their work force more efficient and effective.

Basis of Presentation

Service revenue. We currently derive our revenue from the sale of pdvConnect to end-users. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States and one international carrier. We have entered into standard reseller, co-marketing or licensing agreements with our carrier partners. We recognize the service revenue we derive from sales through our domestic carrier partners on a gross basis rather than on a net basis. For our international carrier partner, we recognize revenue on a net basis. We also sell certain applications directly to end-users through our direct sales force.

Cost of revenue. Our cost of revenue includes the portion of service revenue charged by our domestic carrier partners pursuant to our agreements with these parties, which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services. We also include the costs associated with the operation of our cloud-based solutions.

General and administrative expenses. General and administrative expenses consist primarily of personnel costs for our executive, finance and administrative personnel, legal, audit and other professional services and corporate expenses.

Sales and support expenses. Sales and support expenses consist primarily of personnel costs for our sales staff, commissions earned by our sales personnel and the cost of customer support operations.

Product development expenses. Historically, product development expenses consisted primarily of personnel costs for our product development activities and any costs of outside consultants. We charge all product development expenses to operations as incurred.

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, our actual results could differ from those estimates. Further, to the extent that there are differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical performance, as these policies relate to the more significant areas involving our judgments and estimates.

Revenue Recognition. We recognize revenue in the period in which we provide the services and when collectability of the revenue is reasonably assured. In accordance with the guidance provided in Accounting Standards Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, we have determined that we are the primary obligor with respect to the service revenue derived from sales of our software applications through our third-party carrier domestic partners. As a result, we record revenue at the gross amount billed to end-user customers for sales through our carrier partners. When the end-user is billed by our domestic carrier partners, the estimated gross amount billed is recorded as service revenue. For our international carrier, we record revenue on a net basis since we determined that we are not the primary obligor.

We have historically presented revenue from our international operations on a gross basis. However, during the preparation of our interim financial statements for the six months ended September 30, 2014, management determined that it would be more appropriate to present such revenue on a net basis. Below is summary of the revenue and gross profit from our operations following this change in our revenue recognition policy:

	As originally presented		As revised
	Year ended March 31,		Year ended March 31,
	2013	2014	2013	2014
Revenue	$3,426,966	$4,001,117	$2,760,095	$3,539,595
Cost of Revenue	1,492,705	1,585,643	825,834	1,124,121

Gross Profit	$1,934,261	$2,415,474	$1,934,261	$2,415,474

The decision to present revenue from international operations on a net basis did not have an effect on our assets, liabilities, stockholders’ equity, gross profit, net income (loss) or cash flows.

In September 2014, Motorola made an upfront, fully-paid leasing fee of $7.5 million in order to lease a portion of the FCC licenses. The payment of the fee was accounted for as Deferred Revenue as of September 30, 2014. We recognize leasing revenue in accordance with ASC Topic 840, Leases. The fee is amortized straight line over the lease term which is approximately ten years and which represents the time period in which the benefits of the leased property are expected to be depleted.

We have not yet generated revenues from our planned principal operations of providing dedicated, wide-area, two-way radio network solutions to dispatch-centric, small and medium-sized businesses. We intend to market and sell our network solutions directly and indirectly through Motorola’s dealer network, which consists of over 750 dealers nationwide at over 1500 locations. We will enter directly into contracts with customers, including those introduced to us through Motorola’s dealer network. In accordance with the guidance provided in ASC Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, we will be the primary obligor with respect to revenues derived from the sale of our network solutions through Motorola’s dealer network. As a result, we intend to record revenue at the gross amount, net of applicable taxes, billed to end-use customers for sales through Motorola’s dealer network. Revenue will be billed one month in advance and recognized when earned.

Cost of revenue. Our cost of revenue includes the portion of the service revenue charged by our domestic carrier partners pursuant to our agreements with these parties, which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services.

Sales and support expenses. We currently maintain a small direct sales force for sales of our pdvConnect mobile resource management solution, and have established a standard sales commission program for our direct sales force. This sales commission program provides a percentage-based commission for each sale of our pdvConnect solution.

For our business going forward, we are still working through our market launch plans and we have not yet determined the sales commission program for future sales of our dispatch network solutions by indirect dealers. However, we anticipate that the elements of this sales commission program will include upfront commissions and residual fees. We have established a sales commission program for our direct sales team that provides a percentage-based commission for each sale similar to the program we currently have in place for our pdvConnect solution.

Product development expenses. We charge all product development expenses to expense as incurred. Types of expenses incurred in product development expenses include employee compensation, consulting, travel, facility costs along with equipment and technology costs.

Stock compensation. We account for stock options in accordance with US GAAP, which requires the measurement and recognition of compensation expense, based on the estimated fair value of awards granted to employees and directors, which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our statements of operations over the requisite service periods.

To calculate option-based compensation, we use a Black-Scholes option-pricing model. Our determination of fair value of option-based awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions regarding a number of subjective variables.

We have not attributed tax benefits to the share-based compensation expense because we maintain a full valuation allowance for all net deferred tax assets.

Furniture, fixture and equipment. Furniture, fixture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Patent costs. Costs to acquire patents on certain aspects of our technology have been capitalized. These amounts are amortized, subject to periodic evaluation for impairment, over statutory lives following award of the patent. Accumulated amortization amounted to $303,305 at March 31, 2014 (“Fiscal 2014”) and $260,475 at March 31, 2013 (“Fiscal 2013”). Amortization expense was $42,830 in Fiscal 2014 and $37,510 in Fiscal 2013 and is estimated to aggregate $40,000 per year over the next five-year period.

Allowance for uncollectible receivables. An allowance for uncollectible receivables is estimated based on a combination of write-off history, aging analysis and any specific known troubled accounts. For Fiscal 2014, management provided an allowance of $12,619.

Income taxes. We follow the liability method of accounting for income taxes. Under this method, taxes consist of taxes currently payable plus those deferred due to temporary differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities using tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Accounting for uncertainty in income taxes. We recognize the effect of tax positions only when they are more likely than not to be sustained. Our management has determined that we had no uncertain tax positions that would require financial statement recognition or disclosure. We are no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2012.

JOBS Act.

As an emerging growth company, or EGC, under the JOBS Act we are eligible for exemptions from various reporting requirements applicable to other public companies that are not EGCs, including, but not limited to:

•	Being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

As an EGC, we are also eligible to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, we could delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Nevertheless, we have elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

Results of Operations

The following table sets forth our results of operations for the six months ended September 30, 2013 and 2014 and for the fiscal years ended March 31, 2013 and 2014. The period to period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

Comparison of the six months ended September 30, 2013 and 2014

The following table sets forth our results of operations for the six months ended September 30, 2013 and 2014. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Six months ended September 30
	2013	2014
Operating Revenue
Service Revenue	$1,701,659	$1,520,634

Cost of Revenue
Service	528,405	507,644

Gross Profit	1,173,254	1,012,990

Operating Expenses
General and administrative	436,863	4,893,668
Sales and Support	716,986	689,363
Product development	474,229	436,754
Depreciation and amortization	30,234	29,220

Total Operating Expenses	1,658,312	6,049,005

Loss from Operations	(485,058)	(5,036,015)
Interest expense – affiliated entities	(150,729)	(570,737)

Net Loss	$(635,787)	$(5,606,752)

Net loss per common share basic and diluted	$(0.70)	$(0.73)
Weighted-average common shares used to compute basic and diluted net loss per share	904,611	7,707,524

Service revenue. Service revenue decreased $0.181 million, or 10.6%, to $1.520 million for the six months ended September 30, 2014 from $1.701 million for the six months ended September 30, 2013. This decrease can be attributed to declines in our lower margin international business. Our U.S. business has been our primary focus over the last several years as we have significantly expanded the functionality of our solutions. Our U.S. operations revenue declined over the prior year which is attributable to the higher customer churn. For the six months ended September 30, 2014, approximately 97% and 3% of our revenues were from domestic and international, respectively, with 100% of our revenues from international operations coming from Mexico.

For the six months ended September 30, 2014, revenues from domestic operations decreased $0.149 million, or 9.9%, to $1.470 million. The decrease can be attributed to the higher customer churn. For the six months ended September 30, 2014, revenues from international operations decreased $0.070 million, or 57.7%, to $0.05 million. The decline can be attributed to a decreased focus on our international operations.

Cost of revenue. Cost of revenue declined by $0.02 million, or 3.9%, to $0.507 million for the six months ended September 30, 2014 from $0.528 million for six months ended September 30, 2013.

Gross profit. Gross profit decreased by $0.16 million, or 13.7%, to $1.013 million from $1.173 million for the six months ended September 30, 2014. The primary driver was the decline of our revenue profit from our international operations which decreased by $0.069 million, or 57.7%, to $0.05 million from $0.118 million.

General and administrative expenses. General and administrative expenses increased $4.456 million or 1020% during six months ended September 30, 2014 from $0.437 million for six months ended September 30, 2013. The increase in general and administrative expenses is primarily attributable to stock compensation expense associated with the grant of restricted stock units and stock options issued during the six months ended September 30, 2014 as part of the actions approved by our Board of Directors in connection with our June 2014 private placement and planned increases in headcount to support our new business initiatives. This was partially offset by $0.152 million resulting from a net revenue under accrual adjustment from a prior period.

Sales and support expenses. Sales and support expenses decreased by $0.028 million, or 3.8%, to $0.689 million for six months ended September 30, 2014 from $0.717 million for the six months ended September 30, 2014. This decrease in expenses was due primarily to reductions in staff.

Product development expenses. Product development expenses decreased by $0.037 million, or 7.9%, to $0.437 million for the six months ended September 30, 2014 from $0.474 million for the six months ended September 30, 2013. This decrease in expense was due primarily to reductions in staff.

Depreciation and amortization expenses. Depreciation and amortization expenses remained flat at $0.030 million for the six months ended September 30, 2014 and the six months ended September 30, 2013.

Interest expense – affiliated entities. Interest expense increased by $0.420 million, or 278.65%, to $0.571 million for the six months ended September 30, 2014 from $0.151 million for the six months ended September 30, 2013. This interest expense increase was due to the accretion of $0.400 million in interest on our convertible promissory notes.

Comparison of years ended March 31, 2013 and 2014

The following table sets forth our results of operations for Fiscal 2013 and Fiscal 2014. The period to period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

Statement of Operations

	Year ended March 31
	2013	2014
Operating Revenue
Service Revenue	$2,760,095	$3,539,595

Cost of Revenue
Service	825,834	1,124,121

Gross Profit	1,934,261	2,415,474

Operating Expenses
General and administrative	850,756	846,579
Sales and Support	1,247,505	1,382,024
Product development	715,918	934,818
Stock compensation expense	82,438	79,057
Depreciation and amortization	52,726	59,469

Total Operating Expenses	2,949,343	3,301,947

Loss from Operations	(1,015,082)	(886,473)
Other income	—	—
Interest expense – affiliated entities	(224,836)	(325,348)

Net Loss	$(1,239,918)	$(1,211,821)

Net loss per common share basic and diluted	$(9.78)	$(9.56)
Weighted-average common shares used to compute basic and diluted net loss per share	126,759	126,759

Service revenue. Service revenue increased by $0.780 million, or 28.24%, to $3.539 million for Fiscal 2014 from $2.760 million for Fiscal 2013. This increase can be attributed to an increase in revenue from our U.S. operations from $2.47 million to $3.34 million, or 35.2%, which was offset by a decline in revenue from our international operations from $0.289 million to $0.198 million, or 32%. Our U.S. business has been our primary focus over the last several years as we have significantly expanded the functionality of our solutions. Our U.S. operations revenue growth over prior year can be attributed to an improvement in sales mix of our higher priced pdvConnect Professional solution and to the launch of our solutions by our latest carrier partner, which was announced in March of 2013.

For Fiscal 2014, approximately 94% and 6% of our revenues were from domestic and international operations, respectively with 100% of our revenues from international operations coming from one carrier located in Mexico.

Cost of revenue. Cost of revenue increased by $0.298 million, or 36.12%, to $1.124 million for Fiscal 2014 from $0.826 million for Fiscal 2013. Our cost of revenue increase was due primarily to the increase in service revenue.

Gross profit. Gross profit increased 24.88% to $2.42 million for Fiscal 2014 from $1.93 million for Fiscal 2013. Our gross profit increased at a higher rate than our service revenue as we saw growth form our higher margin U.S. operations and a decline in our lower margin international operations. Revenue from our international carrier declined 31.6% to $0.198 million from $0.298 million.

General and administrative expenses. General and administrative expenses remained flat at $0.85 million for Fiscal 2014 and Fiscal 2013.

Sales and support expenses. Sales and support expenses increased approximately $0.14 million, or 10.78%, to $1.38 million for Fiscal 2014 from $1.25 million for Fiscal 2013. This increase in expenses was due primarily to investments made in connection with the launch of our latest carrier partner.

Product development expenses. Product development expenses increased $0.22 million, or 30.58%, to $0.93 million for Fiscal 2014 from $0.72 million for Fiscal 2013. This product development expense increase was due primarily to additional investments made in connection with the launch of our latest carrier partner and supporting existing customers.

Stock compensation expense. Stock compensation expense remained flat at $0.079 million for Fiscal 2014, compared to $0.082 million for Fiscal 2013.

Interest expense – affiliated entities. Interest expense increased $0.10 million, or 44.7%, to $0.33 million for Fiscal 2014 from $0.22 million for Fiscal 2013. This interest expense increase was due to interest incurred on additional debt incurred by the Company.

Liquidity and Capital Resources

At September 30, 2014, we had cash of $125.28 million.

Our accounts receivable are heavily concentrated in two of our three carrier partners. As of September 30, 2014, our accounts receivable balance was approximately $458,000 of which approximately $270,000 was due from one third-party carrier and approximately $94,000 was due from another third-party carrier, or approximately 59% and 21%, respectively. See Risk Factors – We have a concentration of risk related to the accounts receivable from two of our third-party carriers and failure to fully collect outstanding balances from these carriers, or a combination of other carriers, may adversely affect our results of operations.

Net cash used in operating activities. Net cash used in operating activities was $0.79 million and $0.74 million in Fiscal 2014 and Fiscal 2013, respectively. The majority of net cash used in operating activities was for working capital during Fiscal 2014. Net cash provided in operating activities was $4.74 million for the six months ended September 30, 2014 as compared to $0.490 million used in operating activities for the six months ended September 30, 2013. The net loss was approximately $5.61 million, offset by non-cash compensation expense of $3.28 million and the $7.5 million payment by Motorola for leasing certain FCC licenses for the six months ended September 30, 2014.

Net cash from investing activities. Net cash from investing activities was $(0.069 million) and $(0.070 million) for Fiscal 2014 and Fiscal 2013, respectively. Net cash used in investing activities was $90.3 million and $0.049 million for the six months ended September 30, 2014 and 2013, respectively. The majority of net cash used in investing activities used during the six months ended September 30, 2014 resulted from release of the $13.5 million deposit and $76.8 million payment to Sprint for the spectrum that was previously held in trust.

Net cash from financing activities. Net cash from financing activities was $0.705 million and $0.976 million for Fiscal 2014 and Fiscal 2013, respectively. The majority of net cash provided by financing activities during Fiscal 2014 and Fiscal 2013 was from the proceeds of notes issued. Net cash from financing activities was $210.8 million and $0.418 million for the six months ended September 30, 2014 and 2013, respectively. The majority of net cash provided by financing activities during the six months ended September 30, 2014 resulted from the proceeds of the offering.

Proceeds from the Private Placement. On June 10, 2014, we completed a private placement in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share to certain of the selling stockholders identified in this prospectus in reliance on exemptions from registration under the Securities Act. The net proceeds from the private placement were approximately $202.0 million. We used $90 million of the net proceeds from the private placement, plus $10 million in shares of our common stock, to acquire the Spectrum Assets from Sprint. In connection with the Spectrum Closing, PDV Spectrum Holding Company, LLC, our subsidiary, entered into an agreement with Motorola in which it agreed to lease a portion of the FCC licenses we acquired from Sprint in exchange for an upfront, fully-paid leasing fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its 500,000 Class B Units into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We also have the right to force Motorola’s conversion into shares of our common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not be entitled to any profits or distributions from the operations of our wholly-owned subsidiary.

Following our acquisition of the Spectrum Assets from Sprint and our transactions with Motorola, we had approximately $127.5 million in cash on hand.

We plan to use these proceeds to deploy a dedicated dispatch network in 20 of the top metropolitan areas throughout the United States. We estimate that the cost to deploy our network in these 20 top metropolitan areas will range from $30 to $50 million, which amount includes the cost of acquiring and installing the network equipment plus the costs of hiring additional employees to support the rollout and our sales and marketing efforts, including building a sales network targeting dispatch-centric, small and medium-sized businesses. We intend to use the remaining funds for working capital purposes.

Our future capital requirements will depend on many factors, including the timing and amount of the revenues we generate from our dispatch network services and other product offerings and the time and extent of expenditures to support the rollout of our dispatch network, the development of new service offerings, sales and marketing activities and our activities associated with increasing the value of our spectrum. We believe our cash and cash equivalents and anticipated cash flows from operations will be sufficient to satisfy our financial obligations through at least the next 12 months.

We cannot predict with certainty when, if ever, we will require additional capital to further fund our current business plan. Presently, we intend to cover our future operating expenses through cash on hand, and from revenue derived from our planned sales of network services and product offerings. Nevertheless, we may experience greater than expected cash usage to support our operating activities and business plan and/or our revenues may be lower than or take more time to develop than we anticipate. See “Risk Factors” for risks and uncertainties that could cause our operating costs to be more than we currently anticipate and/or our revenue and operating results to be lower than we currently anticipate. As a result, we cannot provide assurance that we will not require additional funding in the future. In addition, in the future, we may acquire businesses, technologies or spectrum or license technologies from third parties, and we may decide to raise additional capital through debt or equity financing to the extent we believe this is necessary to successfully complete these acquisitions or license these technologies. However, we cannot be sure that additional financing will be available if and when needed, or that, if available, we can obtain financing on terms favorable to us and our stockholders. Any failure to obtain financing when required would have a material adverse effect on our business, operating results, financial condition and liquidity.

Contractual Obligations and Indebtedness

Leases. We are obligated under certain lease agreements for office space. The leases expire on February 28, 2015 and November 1, 2016. Rent expense amounted to $113,920 and $111,557 for Fiscal 2014 and Fiscal 2013, respectively. Rent expense amounted to $61,297 and $56,639 for the six months ended September 30, 2014 and 2013. The lease that expires on November 1, 2016 terminated on October 31, 2014.

In November 2014, we entered into an agreement for new office space for our corporate headquarters. The lease is effective December 1, 2014 and goes through May 30, 2020.

Indebtedness. As of September 30, 2014, the satisfaction of our indebtedness was as follows:

•	We had a $3 million working capital line of credit with Brian McAuley, our Chairman, of which $1,470,000 has been drawn down as of June 30, 2014. The line of credit expires June 30, 2015 and all borrowings earned interest at 10% per annum. Commencing not later than September 30, 2015, we are obligated to repay Mr. McAuley $50,000 per quarter of principal plus interest accrued for the quarter then ended until the entire principal will have been repaid. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this line of credit, with $1.3 million of such repayment made through the issuance of 65,000 shares of our common stock, valued for this purpose at $20.00 per share and the balance in cash from the proceeds of the private placement.

•	We issued a promissory note to Mr. McAuley, dated September 1, 2010, as amended March 31, 2011, in the principal amount of $540,000. This note earned interest at 10% per annum. No payments were due until June 30, 2015, at which point the entire balance of principal and accrued interest was be due and payable on demand of Mr. McAuley. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this note in cash.

•	We had issued convertible promissory notes (the “Convertible Notes”) to certain employees. The Convertible Notes earned interest of 10% per annum. Upon the election of the holder, principal and accrued interest due could convert into a number of shares of our common stock equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25 per share. The Convertible Notes mature on June 30, 2015. In the event that the Convertible Notes were not converted into common stock and our Company achieved EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, we agreed to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on each of the Convertible Notes in cash from the proceeds of the private placement.

•	We issued redeemable convertible promissory notes (the “Redeemable Notes”) with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during Fiscal 2014 and Fiscal

2013, respectively. The Redeemable Notes earned interest at 10% per annum. The principal amount plus any accrued interest was payable on June 30, 2015. In connection with the private placement the Redeemable Notes were amended on May 14, 2014 to provide that the Redeemable Notes will automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of our acquisition of the Spectrum Assets. Following the Spectrum Closing, the Redeemable Notes, were converted into 77,734 shares of our common stock.

•	Total interest expense on all notes payable amounted to $570,737 and $150,729 for the six months ended September 30, 2014 and 2013, respectively, of which $472,613 and $144,324 were derived from our related parties, respectively. Interest expense previously accrued was paid in September 2014.

Warranties. Our agreements with our customers generally include certain provisions for indemnifying them against liabilities if our services infringe a third party’s intellectual property rights or for other specified reasons.

Off-balance sheet arrangements

During Fiscal 2014 and Fiscal 2013, we did not have any relationships with unconsolidated entities or financial partnerships that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Developments

Sprint APA. On May 13, 2014, we entered into the Sprint APA, as amended on May 28, 2014, with Sprint to acquire the Spectrum Assets for a total of $100 million, with $90 million to be paid in cash from the proceeds of the June 2014 private placement and $10 million paid in 500,000 shares of our common stock (at a price equal to $20.00 per share). Pursuant to the terms of the Sprint APA, we delivered $13.5 million to Sprint as a deposit against our purchase of the Spectrum Assets following the close of our June 2014 private placement. On September 15, 2014, we completed the purchase of the Spectrum Assets, issued 500,000 shares of our common stock, and delivered the balance of the $90 million purchase price, to Sprint.

Private Placement. On June 10, 2014, we completed the private placement in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share in transaction exempt from registration under the Securities Act. FBR Capital Markets & Co. acted as the initial purchaser/placement agent for the private placement. The net proceeds from the private placement, after deducting our offering expenses and the payment of initial purchaser/placement agent discount or placement fees, were approximately $202 million. At the closing of the private placement, we placed approximately 96% of the proceeds from the private placement (net of any initial purchaser’s/placement agent’s discount and placement fees) in the PDV Investor Trust, a Delaware statutory trust pending the Spectrum Closing. On September 15, 2014, we completed the Spectrum Closing and the proceeds held in the PDV Investor Trust were distributed to the Company.

Reincorporation and Recapitalization. In connection with the private placement we completed a number of actions, including:

(i) the reincorporation of our Company from California to Delaware, which was effected on May 30, 2014;

(ii) the adoption of an amended and restated certificate of incorporation and amended and restated bylaws, which became effective immediately prior to the completion of the private placement;

(iii) the conversion of all outstanding shares of our Series AA Preferred Stock (the only outstanding class of preferred stock) into shares of our common stock on a one-for-one basis, and the conversion of our remaining options to purchase shares of our Series AA Preferred Stock into options to purchase shares of our common stock and the conversion of restricted stock units for shares of our Series AA Preferred Stock into restricted stock units for shares of our common stock, each on a one-for-one basis;

(iv) a 33.11451201-for-1 reverse stock split of all of our outstanding common stock, which was effected immediately prior to the completion of the private placement;

(v) the termination and exchange of outstanding warrants to purchase 661,581 shares of Series AA Preferred Stock into 29,809 shares of our common stock, which was completed immediately prior to the completion of the private placement; and

(vi) the amendment of outstanding redeemable notes, in the aggregate principal amount of $1,016,956, to provide that the Redeemable Notes will automatically be converted into that number of shares of our common stock equal to (A) the sum of 140% of the outstanding principal amount plus the outstanding interest on such redeemable notes through the conversion date divided by (B) $20.00 per share, contingent upon the Spectrum Closing. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

Motorola Reseller Agreement. We entered into a reseller agreement with Motorola on May 15, 2014, under which Motorola agreed to provide us with their state-of-the-art Motorola Digital Technology that we intend to deploy as part of our nationwide network.

Motorola Spectrum Leasing. Additionally, in connection with the Spectrum Closing, Motorola invested $10 million in our wholly-owned subsidiary PDV Spectrum Holding Company, LLC, that we formed to hold all of the 900 MHz spectrum we acquired from Sprint. Motorola’s ownership interests in the subsidiary will be convertible into shares of our common stock at a price equal to the $20.00 per share. Motorola is not be entitled to any economics from the operations of our wholly-owned subsidiary. We also entered into a spectrum rights agreement pursuant to which we leased 900 MHz spectrum to Motorola. Upon executing the agreement, Motorola paid us $7.5 million as an upfront, fully-paid leasing fee.

Equity Awards.

•	2014 Stock Plan: Our board of directors and stockholders adopted our 2014 Stock Plan on May 12, 2014, and May 30, 2014, respectively, authorizing and reserving 1,200,000 shares of our common stock for issuance under our 2014 Stock Plan.

•	Restricted Stock Units: From May 12, 2014 through September 30, 2014, we issued 83,804 restricted stock units for shares of our common stock to certain directors, employees and contractors of the Company.

•	Options: From May 14, 2014 through September 30, 2014, we awarded certain employees and contractors 1,123,250 options to purchase shares of our common stock with an exercise price of $20.00 per share.

As a result of these equity issuances during our first six months ended September 30, 2014, our financial statements for this period and future periods will report significant stock-based compensation expenses. Stock-based compensation expense was $3,276,600 for the six months ended September 30, 2014, representing the $1,676,080 in expense related to the restricted stock units issued in the six months ending September 30, 2014 and the amortization of the fair value of options issued between fiscal year 2009 and September 30, 2014.

BUSINESS

Overview

We are the only nationwide licensee of spectrum focused on implementing a nationwide dispatch network. We intend to initially deploy our network in 20 of the top metropolitan areas in the United States and to focus on serving dispatch-centric small and medium-sized businesses with fewer than 1,000 employees.

Private Carrier Dispatch

Historically, the dispatch-centric market was primarily served by private networks constructed and operated by enterprises for their own use as well as local specialized mobile radio (“SMR”) operators. The first SMR operators received authorization from the FCC to offer services on their licensed spectrum in 1980. In 1987, Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, founded Nextel Communications to acquire 800 MHz SMR licenses issued by the FCC and to launch what became a nationwide dispatch radio network. Motorola collaborated with them to introduce and deploy the iDEN technology on which the digital dispatch radio network was based. After developing the network and growing the total number of subscribers to approximately 23 million, Nextel merged with Sprint in August 2005 at a stand-alone value of approximately $36 billion.

In June 2013, Sprint de-commissioned the legacy Nextel iDEN network, which used the 900 MHz spectrum band, in favor of a deployment of 4G technologies, particularly the global standard LTE. Sprint has attempted to move its iDEN customers over to its deployed 4G network, which is comprised of contiguous spectrum at 800 MHz, 1900-2100 MHz and 2500 MHz. In addition to Sprint, most of the other large U.S. Tier 1 carriers offer a PTT product. However, because these carrier PTT services are super-imposed on a network designed primarily for telephony and data, many short-comings exist. Most apparent are latency (or delay) experienced after the “button” has been pushed due to user unavailability or inactive applications, as well as decreased quality of service and overall functionality and ease of use. While much innovation has been applied, and many downloadable dispatch applications have been developed by third parties, with varying degrees of success, there are still issues in the way that one-to-one and one-to-many communications are handled on telephony and data-based networks. The ease and simplicity of the iDEN “chirp” has been lost due to the complications that are inherent in a service that is not at the core of the carriers’ offerings and is super-imposed on networks primarily designed for alternative uses.

We believe that there are millions of former iDEN users, particularly in a number of industry verticals that are dispatch-centric (and on which we intend to focus), for whom the ease and simplicity of instant communications through PTT was the most compelling feature of iDEN. We believe that these customers, although only a subset of the former 23 million iDEN subscribers, will respond favorably to a new product that features performance and ease of use comparable to iDEN, which we intend to provide. As a result, we believe a void in the marketplace and a compelling opportunity to fill that void now exists.

Our Market Opportunity

The demand for wireless telecommunications has grown rapidly over the last twenty years, driven by the increased availability of services, technological advancements, regulatory changes, increased competition and lower prices. Within the wireless telecommunications industry, we believe there is a subset of users who demand a tailored solution suited to the dispatch-centric nature of their businesses. These dispatch-centric users typically have extended mobile asset and human resource profiles and have business operations that require simple, instant and reliable communications among their employees and business partners. These businesses operate within industry verticals such as construction, distribution, transportation, field services, waste management and hospitality. Given the nature of their operations, we believe these users prefer instant push-to-talk (“PTT”) communication capabilities, which allow them to communicate with one touch of a “button” to another user

(one-to-one) or many users (one-to-many) within their organizations. In dispatch applications, PTT provides several advantages to its users over telephony and data-based services, including: an easy-to-operate one-touch button, efficiency of communications and rugged equipment optimal for field use. Overall, PTT provides these users with functionality that increases speed, simplicity and reliability of communications.

We intend to establish our dispatch network in 20 of the top metropolitan areas throughout the United States. We plan to select the 20 metropolitan areas as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market. We believe our first markets will be located in the South and Northeast regions, with additional markets to be located in the Midwest, Southwest and West Coast regions.

Our Spectrum Assets

On September 15, 2014, we acquired the Spectrum Assets from Sprint, which includes: (i) FCC licenses to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. Sprint divested the Spectrum Assets (which accounts for approximately 60% of the private radio band at 900 MHz) primarily because the channel assignments are non-contiguous and not currently useable for the broadband technology it is deploying. We purchased the Spectrum Assets for $100 million, with $90 million paid in cash from the proceeds of the private placement and the remaining $10 million paid with shares of our common stock at a price equal to $20.00 per share. As of September 30, 2014, Sprint holds approximately 4.06% of our issued and outstanding shares of common stock.

The FCC has allocated the 900 MHz band into 40, 10-channel blocks of contiguous channels alternating between blocks for operation of Specialized Mobile Radio (“SMR”) commercial systems or for operation of systems and blocks designated for Business/Industrial/Land Transportation (“B/ILT”) users, with FCC rules also enabling B/ILT blocks to be converted to SMR use. Subsequently, the FCC conducted overlay auctions on the SMR designated blocks that awarded geographic based licenses on a Major Trading Area (“MTA”) basis while affording operational protection to incumbent, site-based licensees in those areas. We are now the largest licensee in the 900 MHz band, holding approximately 60% of the total number of SMR and B/ILT licensed frequencies in the 900 MHz band. We hold virtually every SMR MTA geographic license in all but a few markets in the United States, which provides us with a nationwide footprint in the contiguous United States plus Hawaii, Alaska and Puerto Rico as well as licenses for B/ILT and converted B/ILT licenses in most major markets, for an average of 240, 900 MHz channels in each of the top 20 metropolitan markets in the United States. There are no known material interoperability issues with the 900 MHz spectrum licenses we acquired from Sprint.

Our Spectrum Opportunity

The current non-contiguous spectrum we acquired from Sprint is available for immediate use by proven narrowband technologies and we believe is more than sufficient to support our current business plan. Nevertheless, we believe there is an opportunity to request the FCC to repurpose a portion of the 900 MHz spectrum from narrowband to broadband and on November 17, 2014, we and the Enterprise Wireless Alliance submitted a joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. We also believe that customer demand for high speed data and video services, even in the case of PTT users, should provide an impetus for the FCC to consider and potentially approve a change from narrowband to broadband. We believe there is a directly relevant precedent for this change within the 800 MHz band. In the 1990’s, licensees of the 800 MHz spectrum, including Nextel Communications, Inc. (“Nextel”), approached the FCC with a request to revise its rules to permit a rebanding, or reconfiguration, of portions of the spectrum to create a broadband opportunity. The 800 MHz spectrum, on which Sprint is currently deploying portions of its network, is now, as a result of a series of FCC proceedings, a contiguous block of 14 MHz, or 7 MHz by 7 MHz (7x7 MHz).

Therefore, we submitted a request for rebanding at 900 MHz, similar to that at the 800 MHz band, arguing that contiguous spectrum is more efficient and supports a wider choice of technology than does narrowband, interleaved spectrum. In addition, while fully contiguous, broadband spectrum can be divided into blocks, allowing for the continued operation of narrowband channels, the opposite is not true – narrowband channels cannot support broadband functionality. Among the core responsibilities of the FCC are improving spectrum efficiency, increasing open market competition, and providing more choices for consumers. It is anticipated that the FCC approval process will take a significant amount of time and may be subject to legal objections from other licensees and users of the 900 MHz spectrum. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband.

Our Dispatch Product Offerings

For our targeted set of dispatch-centric small and medium-sized business customers, we intend to offer our Dispatch Plus communication service that will allow users to instantly set up PTT communications – either privately (one-to-one) or within a group (one-to-many) – within a regional service area. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to customers.

We also intend to include our proprietary, cloud-based pdvConnect mobile resource management solution as part of our Dispatch Plus communication service. We designed pdvConnect to help companies increase their productivity through the delivery of real-time information from mobile workers to dispatch operators. The solution will enable quick response among workers in the field and streamlined dispatch operations through faster exchanges of information by prioritizing messages from the field, which can reduce or eliminate wasteful “on hold time” and vehicle idling, and will aid in documenting incidents or work activities and collecting operational data to improve customer satisfaction. As a cloud-based solution, pdvConnect will allow users to deliver voice messages to any computer (via the internet) or to any phone on any network, thereby greatly enhancing the PTT communication capabilities of field personnel and allowing them to communicate not only with personnel within their organizations, but also with suppliers, vendors and customers.

Our pdvConnect mobile resource management solution will come bundled with the PTT handsets and devices we offer to our customers. Therefore, each handset and device will be “ready out of the box” and will not require additional downloading of software. We also intend to offer customers our Dispatch Plus solution at a monthly price that is significantly lower than the price they would be pay for comparable services and functionality from the Tier 1 carriers. Based on our market research, the Tier 1 carriers currently charge their customers monthly fees of $50 or more per subscriber for a comparable set of service and applications (i.e., unlimited PTT, mobile resource management solutions and SMS messages).

Currently, our target customers use PTT products on large carrier networks (Tier 1) via cellular systems or on local specialized mobile radio (“SMR”) networks. However, we believe our proprietary solution should provide advantages against each.

Dispatch Plus versus Tier 1 Carrier Dispatch. For customers who require reliable dispatch radio service, we believe our solution will be superior to current services provided by the large Tier1 carriers due to several key factors, including:

•	Lower monthly price – We will offer our solutions at a monthly price that is significantly lower than the monthly service fees currently charged by Tier 1 carriers for comparable features and applications.

•	Simplicity – Our handsets will allow for one-button dispatch calls and are purpose-built for and dedicated to dispatch and field use.

•	Functionality – Our network and customer handsets and devices will be dedicated to dispatch (not super-imposed on a network designed for telephony and data), allowing for decreased latency and improved functionality and overall ease of use.

•	Support – We intend to provide an enterprise-grade, dedicated customer support team with specific expertise in dispatch communications and mobile resource management solutions.

Dispatch Plus versus Traditional Local SMR Dispatch. We believe our solution is superior to current products offered by local SMR providers due to several key factors, including:

•	Coverage – We have the opportunity to offer our customers a consistent service across a greater coverage area given our national footprint.

•	Simplicity – Our unique, patented resource management tool will be included in our solution for one low price. On local SMR networks, some of the functionality, but not all, can be obtained through separate purchases from multiple third-party vendors.

•	Functionality – We believe the workforce enhancement features included in our pdvConnect mobile resource management solution, some of which are not offered on local SMR networks, will allow our customers to recognize superior value and return on investment.

•	Capacity – While many local SMR operators have constrained spectrum, the spectrum we acquired from Sprint will generally support significantly more customers per target market (See “– Our Market Opportunity”).

Our Current Operations. We currently offer our proprietary, cloud-based pdvConnect mobile resource management solution to dispatch-centric business who utilize Tier 1 cellular networks. We market pdvConnect through our direct sales force and indirectly through two Tier 1 carriers in the United States and one international carrier located in Mexico. We have entered into standard reseller, co-marketing and license agreements with these third-party carriers in the ordinary course of business. Our Tier 1 carrier partners market pdvConnect as an available application to complement their wireless service offerings. Generally, pdvConnect has been offered at a monthly unit price of up to $20. For the year ended March 31, 2014, approximately 94% and 6% of our revenues were from domestic and international sales of pdvConnect, respectively. For the six months ended September 30, 2014, approximately 97% and 3% of our revenues were from domestic and international operations, respectively. Revenues from these carriers accounted for 47%, 31% and 6% of our revenues for Fiscal 2014, respectively, and 52%, 26% and 3% of our revenues for the six months ended September 30, 2014, respectively. Nevertheless, based on the net proceeds we received in the private placement and our current business strategy, we do not believe that the loss of any one of these customers would have material adverse effect on our business taken as a whole. Since inception, we have invested over $10 million into developing this proprietary technology.

Management Team Expertise. Our senior management team includes Brian McAuley and Morgan O’Brien, who were the co-founders of Nextel. In addition to Messrs. McAuley and O’Brien, our senior management team also includes several executives, including John Pescatore, our President and Chief Executive Officer, Timothy Gray, our Chief Financial Officer, and Leon Frazier, our Chief Sales and Marketing Officer, each of whom were involved in the growth of Nextel’s dispatch business. Their Nextel business plan first offered business users a dedicated dispatch radio network and then consolidated the fragmented 800 MHz SMR industry and eventually launched a nationwide dispatch radio network. They teamed with Motorola to develop the iDEN technology on which the Nextel dispatch radio network was deployed, and Motorola eventually became a major investor in Nextel when it sold Nextel its 800 MHz operations. After growing the subscriber base to approximately 23 million users, Nextel merged with Sprint at a stand-alone value of $36 billion in 2005. We also anticipate hiring experienced and successful sales, operating and technology personnel many of whom our senior management team previously worked with at Nextel or at other companies throughout the wireless industry.

Our Competitive Strengths

We believe the following strengths should provide us with a significant competitive advantage in implementing our business strategy:

Executive Team Track Record. Our senior executive team has a long, proven track record, with over 80 years of combined experience in the wireless telecommunications and dispatch radio industry. They are considered to be leaders in the industry and led the creation of the first all-digital nationwide wireless network that brought PTT to the mass business and consumer markets. Brian McAuley and Morgan O’Brien, our Chairman and Vice Chairman, respectively, were the co-founders of Nextel. While Mr. O’Brien remained on the board at Nextel, Mr. McAuley, after serving as Nextel’s President and Chief Executive Officer for seven years, went on to found NeoWorld Communications in 1999. NeoWorld was subsequently purchased by Nextel in 2003. In addition, several members of our current management team held leadership roles at Nextel, including our President and Chief Executive Officer, John Pescatore, who also served at NeoWorld, Leon Frazier, our Chief Sales and Marketing Officer, and Timothy Gray, our Chief Financial Officer. We believe the combined strength of our executive team provides us a significant competitive advantage.

Dedicated Network. We believe our ability to provide a dedicated network to our targeted dispatch-centric customers in select markets throughout the United States will be a significant competitive advantage. Although the largest carriers offer a PTT service, these PTT solutions are super-imposed on a network designed primarily for telephony and data-based services. As a result, many short-comings exist. Most apparent are latency, or delay, issues, as well as reduced quality, functionality and overall ease of use. We believe our network solution, which will be dedicated to dispatch, will restore the speed, simplicity and reliability demanded by our targeted dispatch-centric customers and will enhance their communications within their organizations and with their suppliers, vendors and customers.

Bundled Mobile Resource Management Solution. Our Dispatch Plus service will bundle our pdvConnect mobile resource management solution with a dedicated network and customer handsets and devices designed for dispatch and PTT communications, all at a monthly price that is significantly lower than the price customers would be required to pay for comparable services and functionality from the Tier 1 carriers. While SMR dispatch providers may offer their solutions at competitive prices, we believe our Dispatch Plus service should provide two significant advantages: (i) our service should provide greater coverage given our nationwide presence and (ii) our service will include our proprietary pdvConnect solution, which, on local SMR networks, can only be obtained piecemeal through separate purchases from third-party vendors.

Attractive Pricing Model. We believe our total solution should provide significant value for our dispatch-focused customers and arguably greater value than our competitors’ comparable offerings. We intend to offer our solution at a monthly price that is significantly lower than the monthly fees currently charged by Tier 1 carriers for comparable offerings. In addition, given the amount of “prime” (below 1 GHz) spectrum we acquired, and particularly at the price at which we acquired it, we believe our cost for spectrum is considerably less than recent industry transactions, which should provide us with the opportunity to provide significant value to our customers. We believe this value that we can offer to our customers will drive our ability to attain market share and increase our market penetration.

Robust Financial Model. We believe several advantages in our business model will drive attractive financial returns. We plan to deploy a network using high-site, high-power architecture, which on average will initially require 10 to 12 sites per market, as compared to hundreds of sites required by the low-site, low-power architectures that many of our competitors utilize. We believe this will drive significantly lower operating expense and capital expense obligations versus Tier 1 carriers. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in the equipment when they select our solution, we believe that the churn rate of our target customers will be lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Strategic Relationships. We have long-standing relationships with customers, vendors and wireless industry leaders. We have entered into a reseller agreement with Motorola, in which Motorola has agreed to provide us with its state-of-the-art Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer customers. In addition, we intend to leverage Motorola’s nationwide dealer network, which we believe consists of over 750 dealers nationwide in more than 1,500 locations, to sell our service. We believe this will enable us to reduce the upfront cost of establishing a nationwide sales and distribution network and will allow us to more quickly achieve sales productivity. In addition, we believe our long-standing relationships with our customers and wireless industry leaders will help us rapidly develop our dispatch network. In addition, in connection with the acquisition of the Spectrum Assets, our subsidiary, PDV Spectrum Holding Company, LLC, entered into an agreement with Motorola in which it agreed to lease a portion of our FCC Licenses in exchange for an upfront, fully-paid lease fee of $7.5 million and a $10 million investment in the Class B Units of PDV Spectrum Holding Company, LLC. Motorola has the right at any time to convert its Class B Units on a one-for-one basis into 500,000 shares of our common stock, representing a conversion price of $20.00 per share. We also have the right to force Motorola’s conversion into shares of the Company’s common stock on the occurrence of certain corporate events or at our election after September 15, 2016. Motorola is not be entitled to any profits or other distributions from the operations of PDV Spectrum Holding Company, LLC.

Under the terms of our lease agreement with Motorola, Motorola can use the leased channels to provide narrowband services to certain qualified end-users. The end-users can only use the leased channels for their own internal communication purposes. The end-users cannot sublease the channels to any other end-users or to any commercial radio system operations or carriers.

The lease agreement specifically states that the channels leased to Motorola will not be used in a manner that would be competitive to our services as well as limits the total number of channels that Motorola can lease. The lease agreement provides us with flexibility regarding the future use and management of our spectrum, including setting forth relocation and repurposing policies for the leased channels.

Motorola cannot enter contracts with end-users after December 31, 2020 without our consent and the payment of an additional fee. The initial lease period for any end-user cannot last more than seven years, and the lease can be renewed for up to three years for an aggregate lease period of up to 10 years. In addition, we agreed to purchase equipment manufactured by Motorola for our network, provided that Motorola makes reasonable efforts to ensure the equipment meets our required sourcing criteria.

Our Business Strategy

We intend to seek to generate revenue growth through the following strategies:

Establish a Nationwide Presence. We are a licensee of nationwide spectrum in the 900 MHz band. We intend to establish a nationwide presence by first entering 20 of the top metropolitan areas in the United States. Within these markets, we intend to provide a dedicated network to our targeted dispatch-centric customers, which we believe will reduce many of the functionality issues these customers currently experience on the Tier 1 carrier networks and will allow for full operability, even during high usage events. As the only nationwide licensee focused on the dispatch network, we will have the opportunity to offer the greatest dispatch only coverage area in the U.S., which will allow us to serve businesses with a presence in more than one local market. In addition, we believe this national presence should provide us both scale and leverage that existing local SMR competitors may have difficulty achieving. We intend, based on current assessments, to establish a dedicated network in our first market in the time period between April and July of 2015. We believe, based on our current assessments, that the cost to establish our dedicated network in these 20 metropolitan areas will range from $30 to $50 million.

Provide a Differentiated Service. Following Sprint’s decision to de-commission its iDEN network in June 2013, we believe a compelling opportunity to provide a differentiated PTT service has emerged. We intend to provide our differentiated Dispatch Plus solution using state-of-the-art technology on dedicated networks in

20 top metropolitan areas throughout the United States. Dispatch Plus, comprised of PTT communications and our proprietary pdvConnect solution, will provide our customers with instant PTT communications abilities combined with a holistic workforce management solution, pdvConnect, that allows them to achieve greater workplace efficiency and return on investment. We believe Dispatch Plus should provide our target customer group with the speed, simplicity, reliability and efficiency they demand.

Acquire and Retain the Most Valuable Customers. We intend to focus on acquiring and retaining the most valuable customers spanning industry verticals that have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management and hospitality. Given the potential advantages of our service over current PTT and dispatch solutions, we believe that we have the opportunity to gain market share as our customers choose our solution for a variety of factors, including price, quality of service, functionality, reliability and ease of use. In addition, because our solution is integrated with a customer’s business processes and the customer makes an investment in equipment when they select our solution, we believe that the churn rate of our target customers will be significantly lower than the churn rate experienced by Tier 1 carriers, driving a more predictable revenue stream.

Leverage our Established Industry Relationships. Due to our executive team’s long, proven track record, we have significant market expertise and established industry relationships. We have significant relationships with wireless industry leaders and PTT operators. We intend to leverage these relationships in order to provide us with both a strategic and operational advantage. In addition, we intend to leverage our existing relationships to hire and retain experienced and successful sales, operating, and technology personnel. We have entered into a reseller agreement with Motorola, who has agreed to provide us with its Motorola Digital Technology that we intend to use for our network and for the handsets and devices we offer to our customers. We also intend to utilize Motorola’s existing dealer network to sell our service. We believe this approach will “jump start” our sales and distribution network, thus reducing the typical distribution start-up costs and providing more immediate sales productivity.

Strategically Expand and Enhance Geographic Market Presence. Once we have successfully entered our initial 20 target markets, we intend to seek to further expand and enhance our geographic market presence into other attractive market areas, including smaller, medium-sized markets through a variety of means, including deploying our own systems, leasing or franchising operations throughout the United States.

Increase the Value of Our Spectrum. We hold approximately 60% of the private radio band at 900 MHz. While we intend to provide our Dispatch Plus product on narrowband technologies over the shorter term, we anticipate demands for high speed data and video services, even in the case of PTT users, should provide an impetus for change over the longer term. We believe our past successes, combined with our anticipated market position as a leading private dispatch carrier has provided us opportunity to request that FCC repurpose a portion of our spectrum. On November 17, 2014, we and the Enterprise Wireless Alliance submitted a joint Petition for Rulemaking to the FCC to propose realignment of a portion of the 900MHz spectrum from narrowband to broadband. Further, we believe this strategy can significantly increase the value of our spectrum, possibly leading to 3x3 MHz broadband opportunities. However, we expect FCC consideration of such repurposing of the spectrum to take a significant amount of time, and there is no assurance that the FCC will approve the repurposing of the spectrum. Furthermore, any FCC approval or repurposing may be subject to legal objections from other licensees and users of the 900 MHz spectrum. As a result, there is no assurance that we will ultimately be successful in obtaining the necessary approvals required to repurpose a portion of the 900 MHz spectrum from narrowband to broadband.

Our Network and Technology

Our devices, including our handsets and vehicle-mounted devices, as well as the state-of-the-art dispatch network infrastructure that we intend to deploy has been developed and designed by Motorola.

Our Network Technology. For over 80 years, Motorola has set the standard for dispatch radio and PTT. Currently, Motorola and the Company are discussing the use of MotoTRBO, a fully digital, Time-Division Duplexing (“TDD”) technology, which is highly efficient given its ability to derive two voice paths from a single 12.5 KHz channel. MotoTRBO is state-of-the-art technology that provides superior voice quality and PTT functionality. Motorola also has other digital radio technologies which the Company may choose to deploy.

Our network will be supported by Motorola Digital Technology, including serving as the necessary hardware on which our network will be propagated, via high-site, high-power architecture and through rugged personal devices. This is an important distinction about our network, versus cellular. We intend to use the high-site, high-power architecture that puts PTT at the core of functionality. In contrast to cellular technologies, such as the former iDEN network, our network architecture will not be based on a low-elevation, low-power, multi-site configurations designed to support mobile data and telephony, which requires hundreds, and in some cases thousands, of cell sites in a general market or metropolitan area. Instead, the architecture of Motorola Digital Technology is high-site, high-power with few sites needed in a general market or metropolitan area to provide on-street coverage. As a result, we can deploy our network on far fewer sites in a metropolitan area as compared to cellular technologies. Our network will also be designed for optimum PTT performance either in one-to-one or one-to-many communications. In addition, as preferred by our target customers, the corresponding personal devices we intend to offer will be larger, more powerful, and more “ruggedized” than typical phones and/or smartphones. Although the high-site, high-power architecture is not optimal for cellular telephony and signal coverage can be limited in dense areas, such as being inside of a building in an urban area, it is optimal for PTT dispatch, particularly for one-to-many communications. In addition, because high-power, high-site architecture initially will have approximately 10 to 12 sites per market, as opposed to hundreds required by low-site, low-power architectures, we believe that our cost of deployment and operation will be much less and the time for deployment much quicker. Finally, because the Motorola Digital Technology is a currently existing and proven technology, our network deployment is not subject to developmental risk or supply delays.

Devices. In addition to our network infrastructure, Motorola has agreed to provide our PTT handsets and vehicle-mounted devices. We intend to sell these handsets and devices to end-users through Motorola’s dealer channel. We also intend to include pdvConnect, our patented bundle of cloud-based mobile resource application software, preload on these handsets and devices.

Our Dispatch Plus Services

We intend to deploy our PTT network in 20 of the top metropolitan areas throughout the United States. We believe this dedicated network offering will significantly improve latency, functionality, voice quality and ease of use for our customers, which can increase their operating efficiency and provide them with the reliability, speed and simplicity they require.

In addition to providing PTT dispatch services, Dispatch Plus will include our existing pdvConnect mobile resource management solution. This proprietary service offering is designed to give customers the ability to instantly set up PTT communications – either privately (one-to-one) or with a group (one-to-many) – within their calling area with just the touch of a “button.” In addition, we believe pdvConnect will help companies increase productivity through the delivery of real-time information from mobile workers to dispatch operators, including GPS tracking and real time location, worker status, activity reporting and field event logging. PdvConnect can also integrate with corporate intranets and back-office systems, such as sales force automation, order entry, inventory tracking and customer relationship management. We intend to continually seek to enhance our wireless business solutions to meet the needs of specific customers based on their industry and individualized business needs, including a wide array of fleet and workforce management services that utilize the capabilities of our data network, such as the ability to accurately and in real time, locate handsets using Global Positioning System technology. We intend to back our services with an enterprise-grade, dedicated customer support team.

Below is a table that summarizes some of the key features of our pdvConnect suite, most of which we intend to include as part of our Dispatch Plus service:

Select pdvConnect Features

•	Intelligent Call Queuing / Prioritization

•	Color Coded Worker Status Mapping

•	PTT Clock In / Out

•	PTT Job Start / Job Complete

•	PTT Broadcast to Any Mobile Device

•	Geofencing

•	Workforce Tracking

•	Locate Nearest Worker

•	Desktop and Tablet Command Center

•	Dispatch Dashboard & Metrics

•	Business Reporting

•	Log Arrivals / Departures to Key Locations

Our Sales and Marketing Strategy

We intend to target small and medium-sized businesses with fewer than 1,000 employees. Our plan to primarily focus on industry verticals that, given the nature of their business and their asset and human resource profile, have historically been dispatch-centric. These verticals include construction, distribution, transportation, field services, waste management and hospitality. We believe our Dispatch Plus service should provide these businesses with the instant communication they need, and, coupled with our pre-packaged pdvConnect workforce management solution, the speed and simplicity they need to operate efficiently. We intend to offer our services on a no-contract basis, with services billed on a monthly basis according to the applicable pricing plan.

We intend to establish our dispatch network in 20 of the top metropolitan areas throughout the United States. We plan to select the 20 metropolitan areas as well as the order of our network rollout based on a number of factors, including: the overall population size of the market, the number of dispatch-centric businesses in the market, the cost and effort required to establish our network in the market, the existing competition in the market and the strength of our distribution partners in the market.

We intend to market and sell our products through indirect sales agents that primarily consist of the dealer network currently used by the manufacturing partner we select. For example, Motorola currently has a dealer network with over 750 dealers nationwide at over 1500 locations. We intend to offer these dealers attractive sales commissions programs, which we intend to include residual fees.

To establish our dispatch network, we intend to execute on a marketing and sales strategy. Our marketing strategy will primarily focus on:

•	Identifying and targeting high-value, small and medium-sized business customers that we believe will benefit from our Dispatch Plus service;

•	Developing and bringing to market innovative products and services that continue to differentiate us from other wireless communications service providers that provide PTT solutions; and

•	Focusing our advertising and marketing efforts on communicating the benefits of our services to our targeted group of potential small and medium-sized business customers.

Our Competition

We believe that the market for wireless and dispatch services has been and will continue to be characterized by competition on the basis of price, the types of services and devices offered and quality of service. We will compete with a number of wireless Tier 1 carriers, including the largest four national wireless companies: AT&T, Inc., Verizon Wireless, Sprint Corp. and T-Mobile US Inc. While most of these competitors provide PTT services and mobile resource management solutions, they do not provide customers with a dedicated network for PTT, and prices for services comparable to our Dispatch Plus are usually higher or require an additional subscriptions for cellular voice and/or data plans. We believe we will serve a dispatch niche not currently served well be the Tier 1 carriers. (See “– Overview”).

In addition to the Tier 1 carriers, we also compete with local SMR and other dispatch service providers. While these providers are competitive in terms of price for their basic PTT service, we believe that our proprietary solution should provide a distinct competitive advantage due to our nationwide spectrum footprint as well as our pdvConnect workforce management solution that will come pre-packaged in the devices we deliver. On local SMR networks, some of the functionality, but not all, can be obtained from separate purchases from multiple third-party vendors. We believe this bundle provides our customers with additional value along with the speed, simplicity and reliability they demand. (See “– Overview”).

Our Relationship with Sprint Corporation

On May 13, 2014, we entered into the Sprint APA, to acquire the Spectrum Assets from Sprint, including: (i) FCC licenses to operate a nationwide dispatch network in the 900 MHz band and (ii) certain 900 MHz equipment. We agreed to pay Sprint an aggregate of $100 million, consisting of $90 million in cash and $10 million in shares of our common stock at a price equal to $20.00 per share.

Pursuant to the terms of the Sprint APA, the parties prepared and filed with the FCC the applications necessary to transfer the 900 MHz licenses from Sprint to the Company. The parties also prepared and submitted the filing required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

On September 8, 2014, we obtained the necessary approvals from the FCC to transfer the FCC licenses from Sprint to the Company, and on September 15, 2014, we completed the Spectrum Closing. At the Spectrum Closing, we issued 500,000 shares of our common stock, and delivered the balance of the $90 million purchase price, to Sprint. Pursuant to the Sprint APA, we assumed all liabilities related to the Spectrum Assets after the date of the Spectrum Closing, with Sprint retaining all liabilities that have been incurred prior to the date of the Spectrum Closing. Pursuant to the Sprint APA we also entered into a transition services agreement that details the activities Sprint will perform for the Company related to the continued operation of the Spectrum Assets for a period after the Spectrum Closing. We are required to pay Sprint a customary fee for providing these transition services.

Our Relationship with Motorola

We have signed a reseller agreement with Motorola pursuant to which we have agreed to purchase, and Motorola has agreed to supply us with, Motorola Digital Technology and radio equipment to be used in the operation of our nationwide dispatch radio network.

Additionally, in connection with the Spectrum Closing, Motorola invested $10 million in our wholly-owned subsidiary PDV Spectrum Holding Company, LLC, that we formed to hold all of the 900 MHz spectrum we acquired from Sprint. Motorola’s ownership interests in the subsidiary is convertible into shares of our common stock at a price equal to the $20.00 per share. Motorola is not entitled to any profits or other distribution from the operations of our wholly-owned subsidiary. We also entered into a spectrum rights agreement pursuant to which we leased 900 MHz spectrum to Motorola.

Intellectual Property

To establish and protect our proprietary technologies and products, we rely on a combination of patent, copyright, trademark and trade-secret laws, as well as confidentiality provisions in our contracts. We have implemented a patent strategy designed to protect our technology and facilitate the commercialization of our product offerings. Currently, our patent portfolio is comprised of six issued U.S. patents, two issued European patents, and one pending U.S. patent application, all of which have been assigned to and are owned by the Company. In addition, we have several trademarks and service marks to protect our reputation, goodwill and brand. There are no claims or litigation regarding trademarks, patents, copyrights, or service marks. We also rely on trade-secret protection of our intellectual property. We enter into confidentiality agreements with third parties, employees and consultants when appropriate.

Regulation

We hold licenses as a non-interconnected, non-common carrier SMR service provider, and are subject to regulation as a Private Mobile Radio Service (“PMRS”) licensee by the FCC. The FCC regulates the licensing, construction, operation and acquisition of our wireless operations and wireless spectrum holdings in the United States.

Within the limitations of available spectrum and technology, PMRS operators are authorized by the FCC to provide non-interconnected mobile communications services, including two-way radio dispatch (sometimes referred to as walkie-talkie), and mobile data and internet services. We intend to use Motorola Digital Technology developed and manufactured by Motorola to deliver these services on our non-contiguous 900 MHz spectrum.

Licensing. Wireless communications providers using the spectrum we are acquiring must be licensed by the FCC to provide communications services at specified spectrum frequencies within specified geographic areas and must comply with the rules and policies governing the use of the spectrum as adopted by the FCC. The FCC issues each license for a fixed period of time, typically 10 years in the case of SMR licenses like ours. While the FCC has generally renewed licenses given to operating companies like us, the FCC has authority to both revoke a license for cause and to deny a license renewal if a renewal is not in the public interest. Furthermore, we could be subject to fines, forfeitures and other penalties for failure to comply with FCC regulations, even if any such non-compliance was unintentional. The loss of any licenses, or any related fines or forfeitures, could adversely affect our business, results of operations and financial condition.

The Communications Act of 1934, as amended, and FCC rules require the FCC’s prior approval of the assignment or transfer of control of wireless licenses, with limited exceptions. The FCC may prohibit or impose conditions on assignments and transfers of control of licenses. Non-controlling interests in an entity that holds a wireless license generally may be bought or sold without FCC approval. The FCC engages in a case-by-case review of transactions that involve the consolidation of spectrum licenses or leases and may apply a spectrum “screen” in examining such transactions. Because an FCC license is necessary to lawfully provide wireless service, if the FCC were to disapprove any such filing, our business plans would be adversely affected. The FCC’s rules permit spectrum lease arrangements for a range of wireless radio service licenses, including our licenses, with FCC oversight. Approval from the Federal Trade Commission and the Department of Justice, as well as state or local regulatory authorities, also may be required if we sell or acquire spectrum.

900 MHz Band Spectrum Reconfiguration. FCC cooperation and approval is required to allow repurposing of 900 MHz spectrum to create a contiguous 6 MHz position in that band consistent with our long-range plans, as well as for the deployment of broadband that is capable of supporting LTE. A decision by the FCC declining to permit the needed spectrum repurposing could have a significant effect on our future plans for provision of broadband services.

FCC Regulations. The FCC does not currently regulate rates for services offered by PMRS providers. We may be subject to other FCC regulations that impose obligations on wireless providers, such as federal Universal Service Fund obligations, which require communications providers to contribute to a fund that supports subsidized communications services to underserved areas and users; rules governing billing, subscriber privacy and customer proprietary network information; roaming obligations; rules that require wireless service providers to configure their networks to facilitate electronic surveillance by law enforcement officials; rules governing spam, telemarketing and truth-in-billing; and rules requiring us to offer equipment and services that are accessible to and usable by persons with disabilities, among others. There are also pending proceedings that may affect spectrum aggregation limits and/or adjustment of the FCC’s case-by-case spectrum screens; regulation surrounding the deployment of advanced wireless broadband infrastructure; the imposition of text-to-911 capabilities; and the transition to IP networks, among others. Some of these requirements and pending proceedings (of which the foregoing examples are not an exhaustive list) pose technical and operational challenges to which we, and the industry as a whole, have not yet developed clear solutions. We are unable to predict how these pending or future FCC proceedings may affect our business, financial condition or results of operations. Our failure to comply with any applicable FCC regulations could subject us to significant fines or forfeitures.

State and Local Regulation. In addition to FCC regulation, we may be subject to certain state regulatory requirements. The Communications Act of 1934, as amended, preempts state and local regulation of the entry of, or the rates charged by, any PMRS provider. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from wireless providers for use of those rights of way so long as the compensation required is publicly disclosed by the government. The siting of base stations also remains subject to state and local jurisdiction. States also may impose competitively neutral requirements that, among other things, are necessary for universal service or to defray the costs of state E911 services programs, to protect the public safety and welfare, and to safeguard the rights of customers.

Tower Siting. As a wireless system, we may be required to comply with various federal, state and local regulations that govern the siting, lighting and construction of transmitter towers and antennas, including requirements imposed by the FCC and the Federal Aviation Administration. FCC rules subject certain tower site locations to extensive zoning, environmental and historic preservation requirements and mandate consultation with various parties, including State and Tribal Historic Preservation Offices, which can make it more difficult and expensive to deploy facilities. The FCC has, however, imposed a tower siting “shot clock” that requires local authorities to address tower applications within a specific timeframe, which can assist carriers in more rapid deployment of towers. The FCC antenna structure registration process also imposes public notice requirements when plans are made for construction of, or modification to, antenna structures required to be registered with the FCC, potentially adding to the delays and burdens associated with tower siting, including potential challenges from special interest groups. To the extent governmental agencies continue to impose additional requirements like this on the tower siting process, the time and cost to construct towers could be negatively impacted.

Motor Vehicle Restrictions. A number of states and localities have banned or are considering banning or restricting the use of wireless phones while driving a motor vehicle, which in many instances includes the use of PTT devices. Such bans could cause a decline in the number of minutes of use by subscribers or make our service less attractive to certain potential subscribers.

Electronic Surveillance. We may be required by law to provide certain surveillance capabilities to law enforcement agencies. If required, we intend to deliver the requisite surveillance capabilities to law enforcement with respect to our PTT service.

National Security. National security and disaster recovery issues continue to receive attention at the federal, state and local levels. For example, Congress is expected to again consider cyber security legislation to increase the security and resiliency of the nation’s digital infrastructure. In 2013, the President issued an executive order directing the Department of Homeland Security and other government agencies to take a number of steps to improve the security of the nation’s critical infrastructure. The details surrounding the implementation of this order have not been resolved, however, and we cannot predict the cost impact of such measures. Moreover, the FCC continues to examine issues of network resiliency and reliability and may seek to impose additional regulations designed to reduce the severity and length of disruptions in communications.

Legal Proceedings and Other Matters

We are not involved in any legal proceedings or other legal matters at this time. However, from time to time, we may be involved in litigation that arises from the ordinary operations of business, such as contractual or employment disputes or other general actions. In the event of an adverse outcome of these proceedings, we believe the resulting liabilities would not have a material adverse effect on our financial condition or results of operations.

Employees

As of September 30, 2014, we had 32 employees, consisting of 31 full-time employees and one part-time employee. None of our employees are covered by a collective bargaining agreement, and we believe that our relationship with our employees is positive.

Corporate Information

Our principal executive offices are located at 100 Hamilton Plaza, Lobby Level, Paterson, New Jersey 07505. Our main telephone number is (973) 771-0300. Our internet website is www.pdvcorp.com. Information contained on our website is not part of the registration statement of which this prospectus is a part.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of September 30, 2014.

Name	Age	Position with Pacific DataVision
Brian McAuley	73	Chairman of the Board
Morgan O’Brien	69	Vice Chairman of the Board
John Pescatore	50	Chief Executive Officer, President and Director
Timothy Gray	44	Chief Financial Officer
Frank Creede	56	Chief Technology Officer
Leon Frazier	67	Chief Sales and Marketing Officer
Richard E. Rohmann	69	Executive Vice President and Secretary
T. Clark Akers	56	Director
Andrew Daskalakis	80	Director
Peter Schiff	62	Director
John C. Sites	62	Director

The business address for our directors and executive officers is c/o Pacific DataVision, Inc., 100 Hamilton Plaza, Paterson, New Jersey 07505.

Brian D. McAuley. Mr. McAuley has served as our Chairman of the Board since 2004. Mr. McAuley is a co-founder of Nextel Communications, Inc. and held senior executive positions at Nextel from its inception in 1987 until 1996, including seven years as president and chief executive officer. Upon leaving Nextel, he joined Imagine Tile, Inc., a custom tile manufacturer, where he served as chairman and chief executive officer from 1996 to 1999 and where he continues to serve as chairman. He also served as president and chief executive officer of NeoWorld Communications, Inc., a wireless telecommunications company, from 1999 until the sale of that company to Nextel in 2003. Mr. McAuley is a certified public accountant and, prior to co-founding Nextel, his positions included chief financial officer of Millicom Incorporated, corporate controller at Norton Simon Inc. and manager at Deloitte & Touche LLP. He also currently serves on the board of directors of United Rentals (NYSE: URI). Mr. McAuley has a Bachelor of Business Administration Degree from Adelphi University and is a Certified Public Accountant and a member of various finance and telecommunications industry organizations.

We believe Mr. McAuley is qualified to serve on our board of directors based on his prior experience in founding, building and serving as an executive officer at leading telecommunications companies, his prior experience in building a nationwide dispatch network at Nextel and his experience serving on the board of directors of other private and public companies.

Morgan E. O’Brien. Mr. O’Brien has served as a member of our board of directors since April 2012, and as Vice Chairman since May 2014. From January 2009 to present, Mr. O’Brien has served as an independent consultant to several wireless start-ups and as a member of the board of directors of Global Telecom and Technology, Inc. As the co-founder and chairman of Nextel Communications, Inc., Mr. O’Brien led the creation of the first all-digital nationwide wireless network (the Nextel National Network) and brought PTT (PTT) communication to the mass business and consumer market. After the merger of Nextel with Sprint, he was a co-founder of Cyren Call Communications, where he served until January 2009. Mr. O’Brien was recognized in 1987 as New Jersey Entrepreneur of the Year and was voted the RCR Person of the Year in 1993 and again in 2006. In 2005 he was inducted into the Washington, DC Business Hall of Fame and in 2007 he was named a Fellow of the Radio Club of America and was named by Fierce Wireless as “one of the top U.S. wireless innovators of all time.” Mr. O’Brien has also served on a number of boards of other public companies including Sprint Nextel and Williams Telecommunications. He also serves on the board of several private companies and charitable organizations. Mr. O’Brien is a graduate of Georgetown University and received his law degree from Northwestern University.

We believe Mr. O’Brien is qualified to serve on our board of directors based his prior experience in founding, building and serving as an executive officer at Nextel and Cyren Call Communications, his prior experience in building a nationwide dispatch network at Nextel, his expertise in FCC licensing and compliance matters and his experience serving on the board of directors of other private and public companies.

John C. Pescatore. Mr. Pescatore has served as our President, Chief Executive Officer and a member of our board of directors since August 2004. He is a seasoned telecommunications executive with particular expertise in start-up and rapidly growing companies. Prior to his current role as our President and Chief Executive Officer, he was Executive Vice President and Chief Operating Officer of NeoWorld. NeoWorld was founded to develop and launch a nationwide dispatch system and held spectrum in major markets throughout the United States. The company was successfully sold to Nextel Communications in 2003. Prior to that, Mr. Pescatore was Executive Vice President of Operations with Expanets, Inc., one of the fastest growing voice and data communications solutions and services companies in the United States. He was one of the key architects in building Expanets and saw the business through enormous growth by strategic acquisitions. Prior to that, Mr. Pescatore was part of the team involved in the start-up of Nextel Communications, where he held numerous senior leadership positions including Vice President of Operations, President of the Two-Way Radio Division and President of the New York Area during its digital system rollout. Prior to Nextel, Mr. Pescatore was a consultant with Deloitte & Touche. He earned his undergraduate degree in accounting from New York University and earned his CPA certification. Mr. Pescatore is also a member of the board of directors of Covenant House International.

We believe Mr. Pescatore is qualified to serve on our board of directors based on his service as an executive at leading telecommunications companies, his expertise in the dispatch network market and his financial and accounting expertise.

Timothy Gray. Mr. Gray joined the Company as Chief Financial Officer in June 2014. From November 2011 to May 2013, Mr. Gray served as Senior Vice President and Chief Financial Officer of MedImmune, Inc. and then served as Senior Vice President of Finance for MedImmune’s Specialty Care Group until November 2013. Mr. Gray also served in various other finance roles at MedImmune since April 2008. Prior to joining MedImmune, Mr. Gray also served in finance positions at AOL and Nextel and started his career at Deloitte and Touche. He is also a member of the Audit Committee of the Children’s Inn at the National Institutes of Health. Mr. Gray holds a BBA in Accounting from the University of Notre Dame and is a certified public accountant.

Frank Creede. Mr. Creede has served as our Chief Technology Officer since 2003. He has our led the strategy, development and operation of our enterprise focused, carrier grade, mobile applications and cloud services. Mr. Creede is a former board member of the San Diego Tech Coast Angels and an angel investor in over 10 Southern California emerging high tech companies. From 1986 to 2002, Mr. Creede was the Chairman, President & CEO of Logic Innovations, Inc., which he founded and which was acquired by Xyratex Ltd. in 1999. He also founded Staffing Innovations, LLC, a technical contract outsourcing business in 1997, which was acquired in 2012. Mr. Creede is a volunteer mentor at the Chairman’s Roundtable, and a volunteer on the CommNexus NextStage committee. He holds a Bachelor’s of Science Degree in Electrical Engineering from UC Davis and he has completed coursework for the MBA program at San Diego State University.

Leon Frazier. Mr. Frazier became our Chief Sales and Marketing Officer in June 2014. He has conducted an independent consulting practice since May 2012 after leaving Bloomberg Government Sales and Marketing as Head of Sales, which he was recruited to start in 2010. Prior to this Mr. Frazier served as Sprint’s Vice President of Public Sector Business (which included State and Local Government, Education, Utilities, Healthcare and Federal Government). From September 2005 until August 2006, he became their Senior Vice President of Enterprise and Public Sector (which included construction, manufacturing, professional services and distribution) and continued as Sprint’s Senior Vice President of Enterprise and Public sector until his retirement from Sprint in

2007. Prior to joining Sprint, Mr. Frazier was Vice President of Public Sector at Nextel, which position he held since 2001 after joining Nextel in 1997 and designing and implementing a corporation accounts program which was responsible for sales to 375 of the Fortune 500. Mr. Frazier has more than 33 years of experience in the telecommunications industry, starting in 1981 at RCA where he was a Senior Vice President with subsequent positions at General Electric and Mitel Business Telephone Systems where he was Vice President and General Manager of the North American Division. Mr. Frazier graduated from Virginia Commonwealth University in 1971 with a bachelor’s degree in Business Management.

Richard E. Rohmann. Mr. Rohmann is one of our co-founders and is our Secretary and Executive Vice President focused on the development of our technology platform, and has filled such roles since 2004. Mr. Rohmann previously served as a director on our Board of Directors from 2004 until we completed the private placement in June 2014. Mr. Rohmann was also our President from 1997 until 2003. He designed and developed our first two commercial software products, as well as the original corporate web site. Mr. Rohmann created the database schema and user interface for the first commercial version of our series of telecommunications services that enable wireless PTT dictation and documentation from mobile phones. He is a co-inventor on our six granted U.S. and two international patents and several pending patents. Before co-founding our Company, he served for nine years as Vice President of Operations and Vice President of Asset Management for The Lomas Santa Fe Group, a privately held real estate owner/developer. Prior to that, he served as Vice President and Chief Operating Officer of HomeVest Real Estate Securities, and President of HHC Mortgage Corporation and HHC Management Company, real estate syndication affiliates of the former Home Federal S & L. His military service includes 4-1/2 years as an Aircraft Maintenance Officer in the United States Air Force. He holds an MBA in finance from San Diego State University and a Bachelor’s degree in zoology, mathematics, and chemistry from the University of Colorado, which he attended as a Boettcher Scholar.

T. Clark Akers. Mr. Akers joined our Board of Directors upon the completion of our private placement in June 2014. He has been a Managing Director at Commerce Street Capital, a Dallas investment banking firm that serves financial institutions and middle market companies, since 2009. His responsibilities at Commerce Street include raising capital for Small Business Investment Company (SBIC) funds for experienced U.S. investment managers. Mr. Akers holds both Series 7 and Series 63 License Registrations with the National Association of Securities Dealers, Inc. Mr. Akers also serves on the Advisory Board of Pharos Capital Group, a private equity firm based in Nashville and Dallas. Mr. Akers also serves on the Board of Managers and is a founder and Vice President of Continuum 700 LLC, a wireless start-up that has acquired ten 700 MHz A Block licenses covering a population of approximately 12 million people. In preparation to bid on those licenses in a 2008 FCC 700MHz spectrum auction, Mr. Akers and his partners raised $68 million of capital for Continuum 700 LLC. Mr. Akers recently served as Vice Chairman of Intechra, the largest electronic waste and asset disposal company in the U.S. As a founder of Intechra, Mr. Akers raised $50 million of equity that was necessary for the organic and acquisitive growth which marked Intechra’s rise to leadership in the e-waste business. Additionally, he was responsible for recruiting key members of Intechra’s management team. Following those initiatives, he worked closely with the sales team on targeted Fortune 100 business development efforts. Mr. Akers’ tenure with Intechra began in 2004 and ended in 2009. Prior to Intechra, Mr. Akers served as Senior Vice President of External Affairs for TeleCorp PCS, Inc., the ninth largest wireless phone company in the U.S. before its acquisition by AT&T Wireless in 2002. Mr. Akers received his Bachelor of Arts degree from Vanderbilt University in 1979.

We believe Mr. Akers is qualified to serve on our board of directors based on his prior experience as an executive in the telecommunications industry, his experience in providing fund raising and advisory services to growth companies, and his knowledge of the capital markets.

Andrew Daskalakis. Mr. Daskalakis has served as a member of our board of directors since 2004. Mr. Daskalakis currently serves as President of AMK International, Inc., an investment fund that he founded over 15 years ago. He has over 30 years of experience in wireless communications and has successfully operated a dispatch radio business. A wireless industry pioneer, he has held engineering management positions with

AT&T’s Bell Labs where he was co-inventor of the Cellular Telephone System. He has also held senior executive positions with Motorola, Satellite Business Systems and was President and CEO of Cellular Telephone Co. He has also served as a consultant for Nextel Communications.

We believe Mr. Daskalakis is qualified to serve on our board of directors based on his leadership experience as an executive in the telecommunications industry, his expertise in operations and investing in growth companies, his prior experience with building and operating dispatch networks and his experience serving as a director on other boards of directors.

Peter Schiff. Mr. Schiff has served as a member of our board of directors since August 2004. He also currently serves as Managing Partner of Northwood Ventures LLC and Northwood Capital Partners LLC, a venture capital firm, which he founded in 1983. Prior to founding Northwood Ventures LLC, Mr. Schiff worked in the private equity division of E.M. Warburg, Pincus & Co., and previously had been an officer in the corporate division of Chemical Bank (now JPMorgan Chase & Co.). He serves as a director of many of Northwood’s portfolio companies. Mr. Schiff graduated from Lake Forest College and received an M.B.A. from University of Chicago’s Booth School of Business with concentrations in Finance and Marketing. In 2009, he was awarded the honorary degree of Doctor of Laws by the Lake Forest College after serving as a trustee for 16 years, culminating in being its Chairman. Northwood Ventures was an early investor in several enterprise focused carriers including Nextel Communications, Dispatch Communications and NeoWorld.

We believe Mr. Schiff is qualified to serve on our board of directors based on his experience in advising and investing in growth companies, his knowledge of the capital markets and his experience serving as a director on other boards of directors.

John Sites Jr. Mr. Sites has served as a member of our board of directors since August 2004. He has been a partner at Wexford Capital since 2008, and joined Wexford Capital in 2006, where he focuses on private and public equity investing. Prior to joining Wexford in 2006, he was a general partner of Daystar Special Situations Fund and Rock Creek Partners II, Ltd for ten years. From 1981 to 1995, Mr. Sites was employed by Bear Stearns & Co., Inc. where he attained the position of Executive Vice President and was a member of the board of directors. While at Bear Stearns, Mr. Sites established the firm’s mortgage and asset-backed department, served on the firm’s executive and compensation committees, was co-head of the taxable fixed income group and oversaw Bear Stearns Asset Management and the Financials Institutions Group. From 1974 to 1981, Mr. Sites worked at Trading Company of the West, First Pennco Securities and Morgan, Keegan & Company. Mr. Sites holds a BA in economics from Rhodes College and is a member of Phi Beta Kappa.

We believe Mr. Sites is qualified to serve on our board of directors based on experience in investing in private and public growth companies, his knowledge of the capital markets and his experience serving as a director on other boards of directors.

Governance of Our Company

We seek to maintain high standards of business conduct and corporate governance, which we believe are fundamental to the overall success of our business, serving our stockholders well and maintaining our integrity in the marketplace. Our corporate governance guidelines and code of business conduct and ethics, together with our certificate of incorporation, bylaws and the charters of our board committees, form the basis for our corporate governance framework. As discussed below, our board of directors has established three standing committees to assist it in fulfilling its responsibilities to the Company and its stockholders: the audit committee, the compensation committee and the nominating and corporate governance committee.

Corporate Governance Guidelines: Our corporate governance guidelines are designed to help ensure effective corporate governance of our Company. Our corporate governance guidelines cover topics including, but not limited to, director qualification criteria, director responsibilities, director compensation, director orientation and continuing education, communications from stockholders to the board, succession planning and the annual evaluations of the board and its committees. Our corporate governance guidelines are reviewed by the nominating and corporate governance committee of our board and revised when appropriate.

Our Board of Directors: Our board of directors currently consists of seven persons. The number of members of our board of directors can be determined from time to time by action of our board of directors.

We are not currently required to comply with the corporate governance rules of any stock exchange, upon the effectiveness of the registration statement of which this prospectus is a part, we will be subject to the Sarbanes-Oxley Act and related SEC rules. In addition, we intend to apply to list our common stock on a National Securities Exchange. If our common stock becomes listed on a stock exchange, we will become subject to the rules of such stock exchange. Generally, these rules require a number of directors serving on our board who meet standards of independence.

Our board has determined that our four non-employee directors, including Messrs. Akers, Daskalakis, Schiff and Sites, each meet the independence standards established by the NYSE MKT.

Our board of directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our Company and our stockholders and a dedication to enhancing stockholder value.

Committees of our Board of Directors: Our board of directors has established three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each of these committees consists of three members, each of whom satisfies the independence standards of the NYSE MKT.

Audit Committee. The audit committee is comprised of three of our independent directors, T. Clark Akers, Peter Schiff and John C. Sites, each of whom is able to read and understand fundamental financial statements, including our balance sheet, statement of operations, and cash flow statement as required by the rules of the NYSE MKT. Mr. Akers is the chairperson of the audit committee.

The functions of the audit committee include the retention of our independent registered public accounting firm, reviewing and approving the planned scope, proposed fee arrangements and results of our Company’s annual audit, reviewing the adequacy of our Company’s accounting and financial controls and reviewing the independence of our Company’s independent registered public accounting firm. Our board of directors has determined that each member of the audit committee is an “independent director” under the listing standards of the NYSE MKT and the applicable rules and regulations of the SEC. The board has also determined that Clark Akers, Peter Schiff and John C. Sites are each an “audit committee financial expert” within the applicable requirements of the SEC. The audit committee is governed by a written charter approved by the board of directors, which complies with the applicable provision of the Sarbanes-Oxley Act and related rules of the SEC and the NYSE MKT.

Compensation Committee. The compensation committee is comprised of three of our independent directors, Peter Schiff, John C. Sites and Andrew Daskalakis. Mr. Schiff is the chairperson of the compensation committee. The functions of the compensation committee include the approval of the compensation offered to our executive officers and recommendation to the full board the compensation to be offered to our directors. In accordance with the listing standards of the NYSE MKT, the compensation committee will evaluate the independence of each compensation consultant, outside counsel and advisor retained by or providing advice to the compensation committee. The board of directors has determined that each of Messrs. Schiff, Sites and Daskalakis is an “independent director” under the listing standards of the NYSE MKT, including the additional requirements that apply to members of the Compensation Committee. In addition, the members of the compensation committee qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee is governed by a written charter approved by our board of directors.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is comprised of three of our independent directors, Andrew Daskalakis, T. Clark Akers and Peter Schiff. Mr. Daskalakis is the chairperson of the nominating and corporate governance committee. The functions of the nominating and corporate governance committee include the identification, recruitment and nomination of candidates for our board of directors and its committees, making recommendations to our board of directors concerning the structure, composition and functioning of our board of directors and its committees (including the reporting channels through which our board of directors receives information and the quality and timeliness of the information), developing and recommending to our board of directors corporate governance guidelines applicable to our Company and annually reviewing and recommending changes (as necessary or appropriate), overseeing the annual evaluation of our board of directors’ effectiveness and performance, and periodically conducting an individual evaluation of each director. Our board of directors has determined that each member of the nominating and corporate governance committee will be an “independent director” under the listing standards of the NYSE MKT. The nominating and corporate governance committee will be governed by a written charter approved by our board.

Compensation Committee Interlocks and Insider Participation: No member of our Compensation Committee has at any time been our employee. Except as set forth herein, none of our executive officers serves, or has served during the last fiscal year, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board or our Compensation Committee.

Code of Business Conduct and Ethics: Our board of directors adopted a code of business conduct and ethics that will apply to our officers, directors and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	Prohibiting conflicts of interest (including protecting corporate opportunities);

•	Protecting our confidential and proprietary information and that of our customers and vendors;

•	Treating our employees, customers, suppliers and competitors fairly;

•	Encouraging full, fair, accurate, timely and understandable disclosure;

•	Protecting and properly using company assets;

•	Complying with laws, rules and regulations (including insider trading laws); and

•	Encouraging the reporting of any unlawful or unethical behavior.

Any waiver of the code of business conduct and ethics for our executive officers, directors or employees may be made only by our nominating and corporate governance committee and will be promptly disclosed as required by law or stock exchange rules once we become a public reporting company.

Board Leadership Structure: Mr. McAuley serves as Chairman of our board of directors. Our board has determined that separating the positions of Chief Executive Officer and Chairman of the Board is in the best interests of the Company and its stockholders at this time. Our board believes our leadership structure enhances the accountability of our Chief Executive Officer to the board and encourages balanced decision making. In addition, the board believes that this structure provides an environment in which its independent directors are fully informed, have significant input into the content of board meetings and are able to provide objective and thoughtful oversight of management. Our board also separated the roles in recognition of the differences in responsibilities. While our Chief Executive Officer is responsible for the day-to-day leadership of the Company, the Chairman of the Board provides guidance to the board and sets the agenda for board meetings. The Chairman of the Board also provides performance feedback on behalf of the board to our Chief Executive Officer. The board intends to carefully evaluate from time to time whether our Chief Executive Officer and Chairman positions should remain separate based on what the board believes is best for the Company and its stockholders.

Board Oversight of Risk: Our board is actively involved in the oversight of risks that could affect the Company. The board as a whole has responsibility for risk oversight of the Company’s risk management policies and procedures, with reviews of certain areas being conducted by the relevant board committee. The board satisfies this responsibility through reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from management responsible for oversight of particular risks within the Company. Specifically, the board committees address the following risk areas:

•	The compensation committee is responsible for overseeing the management of risks related to, the retention and motivation of the Company’s executives and their compensation plans and arrangements.

•	The audit committee discusses with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

•	The nominating and corporate governance committee considers risks related to regulatory and compliance matters.

The board encourages management to promote a corporate culture that incorporates risk management into the Company’s day-to-day business operations.

Communications with the Board of Directors: The board desires that the views of stockholders will be heard by the board, its committees or individual directors, as applicable, and that appropriate responses will be provided to stockholders on a timely basis. Stockholders wishing to formally communicate with the board, any board committee, the independent directors as a group or any individual director may send communications directly to the Company at Pacific DataVision, Inc., 100 Hamilton Plaza, Paterson, New Jersey 07505, Attention: Corporate Secretary. All clearly marked written communications, other than unsolicited advertising or promotional materials, are logged and copied, and forwarded to the director(s) to whom the communication was addressed. Please note that the foregoing communication procedure does not apply to (i) stockholder proposals pursuant to Exchange Act Rule 14a-8 and communications made in connection with such proposals or (ii) service of process or any other notice in a legal proceeding.

Limitations on Liabilities and Indemnification of Directors and Officers: For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock – Limitations on Liability, Indemnification of Officers and Directors and Insurance.”

Executive Officer Compensation

Summary Compensation Table

The following table summarizes information concerning the compensation awarded to, earned by, or paid for services rendered in all capacities by our named executive officers during the years ended March 31, 2014 and March 31, 2013. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Brian McAuley,
Chairman of the Board	2014	48,000	—	—	—	—	—	48,000
	2013	23,660	—	—	—	—	—	23,660
John Pescatore,
President and Chief Executive Officer	2014	200,000	—	—	—	—	—	200,000
	2013	189,883	—	—	—	—	—	189,883
Frank Creede,
Chief Technology Officer	2014	175,000	—	—	—	—	—	175,000
	2013	166,150	—	—	—	—	—	166,150

Narrative to Summary Compensation Table

During the previous two fiscal years our Company’s operations have been minimal and other than base salaries, our Company has not paid any other compensation to our executive officers, including our named executive officers.

Going-Forward Executive Compensation

On May 14, 2014, our board of directors approved a compensation program for our named executive officers as described below. Consistent with the size and nature of our Company, our executive compensation program is simple, consisting of a base salary, an annual performance-based cash award and an annual long-term equity award under our 2014 Stock Plan.

Base Salary: The base salaries of our named executive officers depend on their job responsibilities, the market rate of compensation paid by companies in our industry for similar positions, our financial position, and the strength of our business. Base salaries provide a fixed means of compensation in order to attract and retain talent.

Performance-Based Cash Awards: As part of the Company’s executive compensation program, the board intends to establish an annual performance-based cash award program for our executive officers and other key employees for company and individual performance and to reinforce company goals and strategic initiatives. The annual performance-based cash awards will be based on the achievement of company and individual performance metrics established by the compensation committee. Following the end of each fiscal year, the compensation committee will be responsible for determining the bonus amount payable to the executive officer based on the achievement of company’s and individual performance metrics established for such executive.

Long-Term Equity Awards: Our board of directors believes that equity ownership by our executive officers and key employees encourages them to create long-term value and aligns their interests with those of our stockholders. We intend to grant annual equity awards to our executive officers under our 2014 Stock Plan.

Special Compensation in Connection with this Registration Statement

Pursuant to the terms of the registration rights agreement we entered into in connection with the June 2014 private placement, our Chief Executive Officer and Chief Financial Officer each received a bonus from the Company in the amounts of $35,000 and $23,500, respectively (10% of such person’s base salary during the fiscal year ending March 31, 2015) because of the confidential submission of this resale registration within the time period prescribed in the registration rights agreement.

On May 14, 2014, our board of directors also approved the following compensation for the fiscal year ending March 31, 2015 our executive officers:

Brian McAuley, Chairman: Mr. McAuley’s salary was increased from $48,000 to $200,000 effective as of July 1, 2014, and his target bonus eligibility was set at 75% of his base salary in connection with the private placement. Additionally, in connection with the private placement, he was granted a stock option to purchase 135,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares will vest on the first anniversary of the closing of the private placement, and the remainder of the option shares will vest in three equal annual installments thereafter.

Morgan O’Brien, Vice Chairman: Mr. O’Brien’s salary was increased from $0 to $200,000 effective as of June 10, 2014, and his target bonus eligibility was set at 75% of his base salary in connection with private placement. Additionally, in connection with the private placement, he was granted a stock option to purchase 135,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares will vest on the first anniversary of the closing of the private placement, and the remainder of the option shares will vest in three equal annual installments thereafter.

John Pescatore, President and Chief Executive Officer: Mr. Pescatore’s salary was increased from $200,000 to $350,000 effective as of July 1, 2014, and his target bonus eligibility was set at 100% of his base salary, in connection with private placement. Additionally, in connection with the private placement, he was granted a stock option to purchase 300,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares will vest on the first anniversary of the closing of the private placement, and the remainder of the option shares will vest in three equal annual installments thereafter.

Tim Gray, Chief Financial Officer: Mr. Gray’s initial salary was set at $235,000 effective as of June 1, 2014, and his target bonus eligibility was set at 30% of his base salary, in connection with private placement. Additionally, in connection with the private placement, he was granted options to purchase 50,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the options will vest on the first anniversary of the closing of the private placement, and the remainder of the option shares will vest in three equal annual installments thereafter.

Frank Creede, Chief Technology Officer: Mr. Creede’s salary was increased from $175,000 to $250,000 effective as of July 1, 2014, and his target bonus eligibility was set at 60% of his base salary, in connection with private placement. Additionally, in connection with the private placement, he was granted a stock option to purchase 70,000 shares of our common stock with an exercise price equal to $20.00 per share. 25% of the option shares will vest on the first anniversary of the closing of the private placement, and the remainder of the option shares will vest in three equal annual installments thereafter.

Our compensation committee, which is comprised solely of independent directors, has the responsibility for evaluating and authorizing the compensation payable to our executive officers, including our named executive officers. Our compensation committee intends to hire a compensation consultant to advise the compensation committee on how to best compensate our executive officers and directors. Generally, a compensation consultant would provide us with competitive market data and analysis regarding the compensation elements proposed to be offered to our Company’s executive officers, including base salary, cash incentives and equity incentives.

Grant of Plan Based Awards

We did not grant any plan-based awards to our named executive officers during the fiscal year ended March 31, 2014.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding outstanding equity awards held by our named executive officers at March 31, 2014.

Name	Number of Securities Underlying Unexercised Options (#)Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date
Brian McAuley	—	—	—	—
John Pescatore	12,985	—	$13.25	12/1/2020
Frank Creede	1,509	—	$49.67	9/27/2016
	4,982		$13.25	12/1/2020

(1)	The stock options were granted under our 2010 Stock Plan. All stock options have fully vested.

Pension and Nonqualified Deferred Compensation

We do not provide any retirement payments or benefits, other than under our 401(k) Plan, nor do we sponsor or maintain any nonqualified defined contribution or deferred compensation plans.

Potential Payments upon Termination or Change in Control

The table below describes the potential payments or benefits to our named executive officers upon termination of employment by us without cause or for good reason (each as defined in the named executive officer’s employment agreement), as if each executive’s employment terminated as of March 31, 2014. See “Employment Arrangements – Employment Agreements and Severance Arrangements with our Named Executive Officers” for additional information.

Name	Base Salary	Health	Stock or Option Vesting	Other	Total
Brian McAuley	$—	—	—	—	$—
John Pescatore	$200,000	—	—	—	$200,000
Frank Creede	$175,000	—	—	—	$175,000

Employment Agreements and Severance Arrangements with our Named Executive Officers

Brian McAuley

We do not have an employment agreement with Mr. McAuley.

John Pescatore

We entered into an employment agreement with Mr. Pescatore in August 2004, which was amended in June 2012. The terms of Mr. Pescatore’s employment agreement provide that his base salary may be increased as determined by our board of directors. The original term of the employment agreement expired after two years from the effective date, and has been automatically renewing for a one year period each year thereafter, and will continue to renew unless we provide Mr. Pescatore advanced notice of nonrenewal.

If Mr. Pescatore’s employment is terminated by our Company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of this base salary base salary. If Mr. Pescatore terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, Mr. Pescatore will only be entitled (i) to 6 months of his base salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

Frank Creede

We entered into an employment agreement with Mr. Creede in July 2004, which was amended in June 2012. The terms of Mr. Creede’s employment agreement provide that his base salary may be increased as determined by our board of directors. The original term of the employment agreement expired after two years from the effective date, and has been automatically renewing for a one year period each year thereafter, and will continue to renew unless we provide Mr. Creede advanced notice of nonrenewal.

If Mr. Creede’s employment is terminated by the Company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of this base salary base salary. If Mr. Creede terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, Mr. Creede will only be entitled (i) to 6 months of his base salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

“Good reason” in each of the employment agreements, as amended, with Messrs. Pescatore and Creede means (i) any action taken by the Company that results in a significant diminution in the employee’s responsibility, authority or status, other than an isolated and inadvertent action that is not taken in bad faith and is remedied by the Company within 30 days after receipt of written notice from the employee, (ii) any change by the Company of the office location, subject to certain limited exceptions, or (iii) any failure by the Company to comply with any of its obligations regarding compensation, except for a decrease in the compensation paid that resulted from a determination by both the President/CEO and Chairman that the Company’s financial condition is such that a reduction in pay is essential to preserve the Company and a similar decrease in pay is applied to all corporate officers or an isolated and inadvertent failure that is not taken in bad faith and is remedied by the Company within 30 days of receipt of written notice.

“Cause” in each of the employment agreements, as amended, with Messrs. Pescatore and Creede means (i) a material breach of any provision of the agreement by the employee that is not cured within 30 days after the Company delivers written demand to the employee specifying the breach, (ii) the employee’s willful neglect or breach of this duties under the agreement, or refusal to carry out the reasonable and proper written instructions from the CEO and/or board of directors, (iii) the employee taking any willful action designed to damage the interests of the Company, (iv) the employee committing any felony or crime of moral turpitude, or (v) any fraud or related acts.

Employee Benefit Plans

2014 Stock Plan

Our 2014 Stock Plan was adopted by our board of directors and approved by our stockholders on May 12 and May 30, 2014, respectively. This reserve will automatically increase on January 1, 2015 and each subsequent anniversary through January 1, 2024 by an amount equal to the smaller of 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31 or a lesser amount determined by our board of directors. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in our 2014 Stock Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards granted under our 2014 Stock Plan which expire, are repurchased or are cancelled or forfeited will again become available for issuance under our 2014 Stock Plan. The shares available will not be reduced by awards settled in cash. Shares withheld to satisfy tax withholding obligations will not again become available for grant. The gross number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under our 2014 Stock Plan.

Awards may be granted under our 2014 Stock Plan to our employees, including officers, directors or consultants, and our present or future affiliated entities. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock purchase rights or bonuses, restricted stock units, performance shares, performance units and cash-based awards or other stock-based awards to any eligible participant.

The 2014 Stock Plan is administered by our compensation committee. Subject to the provisions of our 2014 Stock Plan, the compensation committee determines, in its discretion, the persons to whom, and the times at which, awards are granted, as well as the size, terms and conditions of each award. All awards are evidenced by a written agreement between us and the holder of the award. The compensation committee has the authority to construe and interpret the terms of our 2014 Stock Plan and awards granted under our 2014 Stock Plan.

In the event of a change in control as described in our 2014 Stock Plan, our compensation committee may provide generally for one of three effects on awards:

•	Accelerated vesting: in its discretion, our compensation committee may provide for acceleration of the exercisability, vesting and/or settlement in connection with a change in control of each or any outstanding award or portion thereof and shares acquired pursuant thereto.

•	Assumption, continuation or substitution: the acquirer may, without the consent of any awardee, assume or continue our Company’s rights and obligations under each or any outstanding award or portion thereof immediately prior to the change in control or substitute a substantially equivalent award with respect to the acquirer’s stock.

•	Cash-out of outstanding stock-based awards: our compensation committee may, without the consent of any awardee, determine that each or any award denominated in shares of common stock or portion thereof outstanding and not previously exercised or settled shall be cancelled in exchange for a payment with respect to each vested share in cash, stock or other property.

From May 14, 2014 through September 30, 2014, we awarded certain employees and contractors of the Company 1,123,250 options to purchase shares of our common stock under our 2014 Stock Plan with an exercise price of $20.00 per share twenty five percent (25%) of such options vest on the first anniversary of the applicable grant date and the remainder of the options vest in three equal annual installments thereafter. We also issued a grant of 1,750 restricted stock units during the three months ended September 30, 2014.

2010 Stock Plan

Our 2010 Stock Plan was initially adopted by our board of directors and approved by our stockholders. The 2010 Stock Plan superseded the 2004 Stock Plan. Under the 2010 Stock Plan, there were 49,505 stock options and 126,251 restricted stock units outstanding as of September 30, 2014. After the effective date of our 2014 Stock Plan, no additional awards will be granted under our 2010 Stock Plan.

2004 Stock Plan

Our 2004 Stock Plan was initially adopted by our board of directors and approved by our stockholders. Under the 2004 Plan, there were 8,336 stock options vested and outstanding as of September 30, 2014. After the effective date of our 2014 Stock Plan, no additional awards will be granted under our 2004 Stock Plan.

401(k) Plan

We implemented a 401(k) Plan effective in January 2003, which does not provide for matching contributions by the Company.

Non-Employee Director Compensation

Since our formation, we have not compensated the non-employee members of our board of directors. As a result, during the fiscal year ended March 31, 2014, none of our non-employee directors received any compensation for their service on our board of directors or any board committee.

Non-Employee Director Compensation Program

Following the closing of the private placement, our compensation committee approved a non-employee director compensation program, pursuant to which our non-employee directors will be compensated for their services on our board of directors. The program has been approved by our board of directors.

Our non-employee director compensation program is expected to consist of the following elements:

Annual Cash Retainers: The annual cash compensation amounts will equal $25,000 for service on the board, $10,000 for service as the audit committee chair, $5,000 for service as the compensation committee chair, and $5,000 for service as the nominating and governance committee chair.

Long-Term Equity Awards: Non-employee directors will receive an initial award of a stock option to acquire 5,000 shares of common stock upon joining our board of directors and, if they continue to serve as directors following each annual meeting of stockholders, a stock option for 5,000 shares of common. The exercise price of each stock option will be set at the fair market value of the Company’s common stock on the date of grant. Each stock option will be fully vested on the date of grant. Additionally, for the fiscal year ended March 31, 2015, the chair of the audit committee received a stock option for 2,500 shares of common stock and restricted stock units in the amount of 1,750 shares of our common stock.

Reimbursement: Our directors are entitled to reimbursement for reasonable travel and lodging expenses for attending board and committee meetings.

Our employee directors, including our Chairman of the Board and our Vice-Chairman of the Board, are not entitled to any additional compensation for their service on our board of directors.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our common stock by (i) each of our directors, (ii) each of our executive officers named in the Summary Compensation Table under “Executive Compensation,” (iii) all our directors and executive officers as a group, and (iv) each person or group known by us to own more than 5% of our common stock. The percentages reflect beneficial ownership, as determined in accordance with the SEC’s rules, as of September 30, 2014 and are based on 12,473,024 shares of common stock outstanding (which includes the 500,000 shares of common stock issued to Sprint in connection with the Spectrum Closing). Except as noted below, the address for all beneficial owners in the table below is 100 Hamilton Plaza, Paterson, New Jersey 07505.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Directors and Executive Officers:
Brian McAuley(2)	408,409	3.27%
Morgan O’Brien(3)	10,435	*
John Pescatore(4)	72,682	*
Frank Creede(5)	36,926	*
Andrew Daskalakis(6)	58,954	*
Peter Schiff(7)	226,538	1.82%
John C. Sites(8)	31,421	*
T. Clark Akers	—	*
All directors, director nominees and executive officers as a group (11 persons)	877,680	6.98%
5% or more Stockholders (not disclosed above):
FIE II LLC (PIMCO)(9)	1,500,000	12.03%
Cerberus Capital Management, L.P.(10)	1,406,600	11.28%
Owl Creek Asset Management L.P.(11)	1,095,000	8.78%
Great American(12)	1,050,000	8.42%
Claren Road(13)	975,000	7.82%
QVT Financial LP(14)	900,000	7.22%
Serengeti Asset Management(15)	650,000	5.21%

*	Represents less than 1% of the number of shares of our common stock outstanding prior to and upon the completion of the offering, as applicable.
(1)	Beneficial ownership of shares and percentage ownership are determined in accordance with the SEC’s rules. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options, warrants or restricted stock units held by that individual or entity that are either currently exercisable or exercisable within 60 days from June 30, 2014 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
(2)	Includes a warrant to purchase 2,745 shares of common stock at an exercise price of $165.57 per share and 6,696 shares of common stock held by certain trusts for the benefit of Mr. McAuley’s children of which Mr. McAuley is the trustee. Excludes an option to purchase 135,000 shares of common stock at an exercise price of $20.00, of which 25% of the options vest on the first anniversary of the closing of the private placement and the remainder of the options vest in three equal annual installments thereafter.
(3)

Includes 7,549 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. O’Brien’s employment with the Company and (ii) May 12, 2017. Excludes an option to purchase 135,000 shares of common stock at an exercise price of $20.00, of which 25% of the options vest on the first anniversary of the closing of the offering and the remainder of the options vest in three equal annual installments thereafter.
(4)	Includes outstanding options to purchase 12,985 shares of common stock at an exercise price of $13.25 per share, 41,392 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. Pescatore’s employment with the Company and (ii) May 12, 2017, and 1,809 shares of common stock held by certain of Mr. Pescatore’s children. Excludes an option to purchase 300,000 shares of common stock at an exercise price of $20.00, of which 25% of the options vest on the first anniversary of the closing of the private placement and the remainder of the options vest in three equal annual installments thereafter.
(5)	Includes options to purchase 6,491 shares of common stock at a weighted-exercise price of $21.71 per share and 14,548 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. Creede’s employment with the Company and (ii) May 12, 2017. Excludes an option to purchase 70,000 shares of common stock at an exercise price of $20.00, of which 25% of the options vest on the first anniversary of the closing of the private placement and the remainder of the options vest in three equal annual installments thereafter.
(6)	Includes (i) 21,920 shares of common stock held by Mr. Daskalakis and (ii) 37,033 shares of common stock held by AMK International, Inc. of which Mr. Daskalakis has shared and dispositive voting power.
(7)	Includes (i) 36,089 shares of common stock held by Northwood Capital Partners, LLC, of which Mr. Schiff has shared and dispositive voting power, (ii) 179,027 shares of common stock held by Northwood Ventures, LLC of which Mr. Schiff has shared and dispositive voting power, (iii) 5,711 shares of common stock held by SK Partners, of which Mr. Schiff has shared and dispositive voting power and (iv) 5,711 shares of common stock held by Southfield Communications, of which Mr. Schiff has shared and dispositive voting power.
(8)	Includes a warrant to purchase 915 shares of common stock at an exercise price of $165.57 per share.
(9)	PIMCO BRAVO Fund II, L.P. is the sole member of FIE II LLC. PIMCO GP XII, LLC is the sole general partner of PIMCO BRAVO Fund II, L.P. Pacific Investment Management Company LLC is the sole manager of PIMCO GP XII, LLC., and is ultimately controlled by Allianz SE, which is a publicly held company in Germany. The address for FIE II LLC is 650 Newport Center Drive, Newport Beach, California 92660.
(10)	Includes (i) 1,083,864 shares of common stock held by Cerberus Institutional Partners V, LP, (ii) 228,407 shares of common stock held by Cerberus International II Master Fund, LP, and (iii) 94,329 shares of common stock held by Cerberus Partners II, L.P. We have been informed by the selling stockholder that Stephen Feinberg, through one or more intermediaries, exercises sole voting and dispositive power over the shares held by Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P. and Cerberus Partners II, L.P. The address for Cerberus Capital Management, L.P. is 875 Third Avenue, New York, New York 10022.
(11)	Includes 642,400 shares of common stock held by Owl Creek Overseas Master Fund, LTD, 280,800 shares of common stock held by Owl Creek II, LP, 97,800 shares of common stock held by Owl Creek SRI Master Fund, LTD, 47,500 shares of common stock held by Owl Creek Credit Opportunities Master Fund, LP, and 26,500 shares of common stock held by Owl Creek I, LP, each of which are controlled by Owl Creek. Owl Creek Advisors, LLC, is the general partner of each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Owl Creek Asset Management, L.P. is the investment manager with respect to the shares of common stock held by each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Jeffrey A. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and is the managing member of Owl Creek Advisors, LLC. We have been informed by the selling stockholder that Jeffrey A. Altman, Owl Creek Asset Management, L.P. and Owl Creek Advisors, LLC each disclaim any direct ownership of the shares held by the selling stockholders.

(12)	Includes (i) 650,000 shares of common stock held by Great American Life Insurance Company and (ii) 400,000 shares of common stock held by Great American Life Insurance Company. Each of Great American Life Insurance Company and Great American Insurance Company is a wholly owned subsidiary of American Financial Group, Inc. The address for Great American is 301 East 4th Street, Cincinnati, Ohio 45202.
(13)	Includes (i) 522,500 shares of common stock held by Claren Road Credit Master Fund, Ltd. and (ii) 452,500 shares of common stock held by Claren Road Credit Opportunities Master Fund, Ltd. Claren Road Asset Management, LLC serves as investment manager for each of Claren Road Credit Opportunities Master Fund, Ltd. And Claren Road Credit Master Fund, Ltd.. We have been informed by the selling stockholder that each of Brian Riano, Sean Fahey, John Eckerson and Albert Marino share voting and dispositive power over the shares held by the selling stockholder. The address for Claren Road is 900 Third Avenue, 29th Floor, New York, New York 10022.
(14)	Includes (i) 700,535 shares of common stock held by QVT Fund V LP, (ii) 116,815 shares of common stock held by QVT Fund IV LP, and (iii) 82,650 shares of common stock held by Quintessence Fund LP. Each of QVT Fund IV LP, OVT Fund V LP and Quintessence Fund L.P. are managed by their general partner, QVT Financial GP LLC. QVT Financial LP is the investment manager of each Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP and shares voting and investment control over the securities held by Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. We have been advised by the selling stockholder that the managing members of QVT Financial GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu and that each of Daniel Gold, Nicholas Brumm, Arthur Chu and Tract/ Fu disclaims beneficial ownership of the securities held by Quintessence Fund L.P., QVT Fund IV LP and OVT Fund V LP. The address for QVT Financial LP is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036.
(15)	Includes 308,425 shares held by Rapax OC Master Fund Ltd. And 341,575 shares held by Serengeti Opportunities MM L.P.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have not engaged in any related party transaction since April 1, 2012 in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year end for fiscal years 2014 and 2013 and in which any of our directors, named executive officers or any holder of more than 5% of our common stock, or any member of the immediate family of any of these persons or entities controlled by any of them, had or will have a direct or indirect material interest, other than the compensation arrangements described in “Executive Compensation” and the transactions set forth below.

Conversion of Series AA Preferred Stock

In connection with the private placement, all outstanding shares of our Series AA Preferred Stock (the only previously outstanding class of preferred stock) were converted into 748,722 shares of our common stock, including shares issued to related parties consisting of 289,459 shares issued to Brian McAuley and his affiliates, 153,615 shares issued to Peter Schiff and his affiliates, 36,650 shares issued to Andrew Daskalakis and his affiliates, 26,353 shares issued to John C. Sites, 5,198 shares issued to John C. Pescatore and his affiliates, 4,654 shares issued to Frank Creede and his affiliates, and 2,371 shares issued to Morgan O’Brien.

Conversion of Series AA Warrants

In connection with the private placement all outstanding warrants to purchase shares of our Series AA Preferred Stock which were previously issued in January 2011, in connection with a recapitalization and financing, were converted into 29,809 shares of our common stock (on a post reverse-split basis). These warrants had an exercise price of $26.49 per share, which was set to increase to $29.80 per share after January 6, 2015. The shares of our common stock issued pursuant to such conversion included 20,329 shares of our common stock issued to related parties, including 15,036 shares issued to Brian McAuley, 3,557 shares issued to Peter Schiff and his affiliates, 848 shares issued to John C. Sites, 383 shares issued to Andrew Daskalakis and his affiliates, 272 shares issued to Frank Creede, and 213 shares issued to Morgan O’Brien.

Private Placement

Certain officers and directors, and their affiliates purchased shares of our common stock in the private placement for a purchase price of $20.00 per share. The number of shares purchased by each officer and director is as set forth below:

Name of Officer or Director	Shares of Common Stock Purchased in Private Placement
Frank Creede	2,500
Andrew Daskalakis	20,000
Peter Schiff(1)	50,000

(1)	Includes (i) 42,500 shares of common stock purchased by Northwood Ventures, LLC of which Mr. Schiff has shared and dispositive voting power and (ii) 7,500 shares of common stock purchased by Northwood Capital Partners, LLC, of which Mr. Schiff has shared and dispositive voting power.

Restricted Stock Units

From May 12, 2014 through September 30, 2014, we issued 83,804 restricted stock units for shares of our common stock to certain employees and consultants of the Company, including 39,496 to certain officers and directors as set forth below:

Name of Officer or Director	Restricted Stock Units Issued
John Pescatore	24,158
Morgan O’Brien	7,549
Frank Creede	6,039
T. Clark Akers	1,750

Outstanding Notes

We had a $3 million working capital line of credit with Brian McAuley, our Chairman of the Board, of which $1,470,000 has been drawn down as of June 30, 2014. The line of credit expires June 30, 2015 and all borrowings earned interest at 10% per annum. Commencing not later than September 30, 2015, we are obligated to repay Mr. McAuley $50,000 per quarter of principal plus interest accrued for the quarter then ended until the entire principal shall have been repaid. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this line of credit, with $1.3 million of such repayment being made through the issuance of 65,000 shares of our common stock, valued for this purpose at $20.00 per share.

We issued a promissory note, dated September 1, 2010, as amended March 31, 2011, in the principal amount of $540,000 to Mr. McAuley. This note earned interest at 10% per annum. No payments are due until June 30, 2015, at which point the entire balance of principal and accrued interest shall be due and payable on demand of Mr. McAuley. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on this note in cash from the proceeds of the private placement.

We had issued Convertible Notes to certain employees. The Convertible Notes earned interest of 10% per annum. Upon the election of the holder, principal and accrued interest due may convert into shares of our common stock. The number of shares of common stock shall be equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25 per share. The outstanding balance of these notes was $423,852 at June 30, 2014 and March 31, 2014. The Convertible Notes mature on June 30, 2015. In the event that the Convertible Notes have not converted into shares of common stock and our Company achieves EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, we agreed to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders. After the Spectrum Closing, we paid off the outstanding principal and accrued interest on each of the Convertible Notes in cash.

Our Company issued Redeemable Notes with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during fiscal year 2014 and 2013, respectively. The Redeemable Notes earned interest at 10% per annum. The principal amount plus any accrued interest is payable on June 30, 2015. In connection with the private placement the Redeemable Notes were amended on May 14, 2014 to provide that the Redeemable Notes would automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of our acquisition of the Spectrum Assets. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

We believe that each of the transactions set forth above was entered into on terms as fair as those that could be obtained from unaffiliated third parties.

Other Agreements with our Management

We have entered into employment agreements with certain of our executive officers, which contain severance benefits upon termination of employment. See “Executive Officer Compensation – Employment Agreements and Severance Arrangements with our Named Executive Officers” for a description of these agreements. Additionally, we have entered into indemnification with our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Certain of our officers and directors are party to an Investor Rights Agreement, as amended May 30, 2014, which entitles the parties thereto to certain registration rights with respect to the equity securities of the Company which they hold and a right of first refusal with respect to certain issuances of equity securities by the Company.

Related Party Transaction Policy

Pursuant to our code of business conduct and ethics, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, will be prohibited from entering into a related party transaction with us without the prior approval of our audit committee or our independent directors. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year end for Fiscal 2014 and Fiscal 2013, must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed agreement, our audit committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights of holders of our capital stock. This summary is not complete and is subject to and qualified in its entirety by reference to Delaware law and our amended and restated charter and bylaws filed as exhibits to the registration statement of which this prospectus forms a part. See “Available Information” for how to obtain copies of our charter and bylaws.

General

As of September 30, 2014, our authorized capital stock consists of 100,000,000 shares of common stock, par value of $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Outstanding Shares

As of September 30, 2014, there are 12,473,024 shares of common stock issued and outstanding (which includes the 500,000 shares of common stock issued to Sprint in connection with the Spectrum Closing) held by approximately 164 stockholders. All of our outstanding shares of common stock are fully paid and nonassessable.

Voting

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our charter and bylaws do not provide for cumulative voting rights. Because of this absence of cumulative voting, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and:

•	to establish from time to time the number of shares to be included in each such series;

•	to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon; and

•	to increase or decrease the number of authorized shares of any such series (but not below the number of shares of such series then outstanding).

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, delay, defer or prevent our change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

As of September 30, 2014, there are no shares of our preferred stock issued and outstanding.

Stock Options

As of September 30, 2014, there were outstanding options to purchase an aggregate of 1,181,091 shares of our common stock, with a weighted average exercise price of $19.96 per share, under our 2004, 2010 and 2014 Stock Option Plans. In addition, as of September 30, 2014, 75,000 shares of our common stock remain available for future stock option grants under our 2014 Stock Plan. Our 2014 Stock Plan is the successor equity incentive program to our 2004 and 2010 Stock Plans.

Warrants

As of September 30, 2014, there was an outstanding warrant to purchase 6,039 shares of common stock, with an exercise price of $82.79 per share, which expires on June 1, 2016.

Convertible Debt

In connection with the private placement, we entered into agreements with certain holders of our outstanding debt to convert their debt into shares of our common stock at a price equal to $20.00 per share upon the Spectrum Closing, including (i) the issuance of approximately 65,000 shares of common stock at a price equal to $20.00 per share as repayment for approximately $1.3 million of our outstanding principal and interest on our working capital line and (ii) the conversion of the Redeemable Notes in the principal amount of $1,016,956 into that number of shares of common stock equal to the sum of $1,423,738 plus outstanding interest divided by $20.00 per share. Following the Spectrum Closing, the Redeemable Notes were converted into 77,734 shares of our common stock.

Certain Provisions of Delaware Law and of our Charter and Bylaws

Delaware Law

The following summary of certain provisions of the DGCL and of our amended and restated charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the DGCL and our amended and restated Delaware charter and bylaws. See “Available Information” for how to obtain copies of our charter and bylaws.

Anti-Takeover Provisions of Delaware Law, Our Charter and Our Bylaws

Provisions of the Delaware General Corporation Law, or DGCL, and our charter and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Amendment

Our charter and our bylaws provide that the affirmative vote of the holders of at least sixty-six and two-thirds (66 2/3%) of our voting stock then outstanding is required to amend certain provisions relating to the number, term, election and removal of our directors, the filling of our board vacancies, stockholder notice procedures, the calling of special meetings of stockholders, and the indemnification of directors.

Size of Board and Vacancies

Our bylaws provide that the number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in the board of directors resulting from death, resignation or other cause (including removal from office by a vote of the stockholders) may be filled only by (i) a majority vote of the directors based on the total number of designated directors, though less than a quorum, or by the sole remaining director or (ii) the stockholders holding a majority of the voting power of all of the then outstanding shares of capital stock of the Company authorized by law or by the charter to vote on such action at a duly called annual meeting or a duly called special meeting of stockholders (including the special election meeting discussed below). The directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders, and until their respective successors are elected, except in the case of the death, incapacity, resignation or removal of any director.

Special Stockholder Meetings

Our charter and bylaws generally provide that special meetings of our stockholders may be called only by the Chairman of the board of directors, our Chief Executive Officer or by resolution of the board of directors. Stockholders are not permitted to call a special meeting or require our board of directors to call a special meeting, except for the Special Election Meeting discussed below.

Special Election Meeting

Our bylaws require our board of directors to call a special meeting of our stockholders if a registration statement registering the resale of the shares sold in the private placement has been declared effective by the SEC and the shares have been listed for trading on a national securities exchange February 3, 2015 (180 days after the filing of such registration statement), or (ii) if our Company completes its initial public offering pursuant to a registration statement prior to the date described in clause (i) above, on a date that is 60 days after the completion of such initial public offering. Such special meeting of stockholders will occur as soon as possible following the applicable trigger date described above but in no event more than 30 days after the applicable trigger date listed above. The special election meeting shall be called solely for the purposes of: (i) considering and voting upon proposals to remove each then-serving director of the Company and (ii) electing such number of directors as there are then vacancies on the board of directors, including any vacancies created by the removal of directors at the special election meeting. Nominations of individuals for election to the board of directors at the special election meeting may only be made (i) by or at the direction of the board of directors or (ii) upon receipt by the Company of a written notice of any holder or holders of shares of common stock entitled to cast, or direct the casting of, at least 20% of all the votes entitled to be cast at the special election meeting. Each of Brian McAuley, Morgan O’Brien, John Pescatore, Frank Creede, Richard Rohmann, Andrew Daskalakis, Peter Schiff and John C. Sites have each agreed that, if requested by FBR Capital Markets & Co,. they will vote or not vote any and all securities of the Company held by such holders as of the date of the registration rights agreement in the same proportion as the votes casts by the holders who vote at such special meeting.

Stockholder Action by Unanimous Written Consent

Any action required or permitted to be taken by the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of record of all of the issued and outstanding capital stock of the Company authorized by law or by the charter to vote on such action.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our charter provides otherwise. Our charter does not provide for cumulative voting.

Undesignated Preferred Stock

The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest, or otherwise by making it more difficult or more costly to obtain control of our Company. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, subject to certain exceptions, by provision of the corporation’s certificate of incorporation. Our charter contains a provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL. In addition, our charter includes provisions that require us to indemnify, to the fullest extent allowable under the DGCL, our directors and officers for monetary damages for actions taken as our director or officer, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our charter also provides that we must advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.

We are also expressly authorized by the DGCL to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification and advancements provisions in our charter and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, our charter provision eliminating the personal liability of our directors to the fullest extent permitted by the DGCL does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties, including the duty of care. The indemnification provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a derivative or direct suit, we pay the litigation costs of our directors and officers and the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancements provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification or advancement is sought.

We expect to maintain standard policies of insurance that provide coverage (i) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to us with respect to indemnification and advancements payments that we may make to such directors and officers.

We have entered into an indemnification agreement with each of our officers and directors. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our charter and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Insofar as the above described indemnification provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we understand that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger, or otherwise.

Registration Rights Agreements

In connection with the private placement we completed in June 2014, we entered into a registration rights agreement with FBR Capital Markets & Co. for the benefit of the holders of shares of our common stock purchased in the private placement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Under the registration rights agreement, we have agreed, at our expense, to file with the SEC as soon as reasonably practicable following the completion of the private placement (but in no event later than 60 days after the closing date of the private placement) a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreement) plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to use our commercially reasonable efforts to cause such registration to be declared effective by the SEC as soon as practicable after the initial filing. The confidential submission of the registration statement of which this prospectus is a part satisfies this requirement. For purposes of this discussion of the registration rights agreement, we refer to this registration statement as the “resale shelf registration statement.”

Pursuant to the terms of the registration rights agreement we entered into in connection with the June 2014 private placement, our Chief Executive Officer and Chief Financial Officer each received a bonus from the Company in the amount of 10% of such person’s base salary during the fiscal year ending March 31, 2015 because of the confidential submission of this resale registration within the time period prescribed in the registration rights agreement. See “Executive Officer Compensation – Special Compensation in Connection with this Registration Statement.”

In addition, if, prior to February 3, 2015 (180 days after the filing of the resale shelf registration statement of which this prospectus is a part), the resale shelf registration statement for the resale of the registrable shares has not been declared effective by the SEC or our common stock has not been listed for trading on a national securities exchange, then the registration rights agreement and our bylaws will require that we hold a special meeting of our stockholders for the purpose of considering and voting on the removal of our directors then in office and electing the successors of any directors so removed.

We will use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and, subject to the blackout periods described below, to continuously maintain the effectiveness of the resale shelf registration statement under the Securities Act until all shares of common stock covered by this registration statement:

•	have been resold in accordance with the resale shelf registration statement;

•	the date on which the shares of our common stock covered by the resale shelf registration statement have been transferred pursuant to Rule 144 (or any successor or analogous rule) under the Securities Act; and

•	the date on which the shares of our common stock covered by the resale shelf registration statement have been sold to us or cease to be outstanding; or

•	until the first anniversary of the effective date of the effective date of this resale shelf registration statement, provided that the registrable shares (1) have been transferred to an unrestricted CUSIP, (2) were, as of the effective date of the resale shelf registration statement listed for trading on the New York Stock Exchange, the NASDAQ Global Market or a similar national securities exchange, (3) were qualified under the applicable state securities or “blue sky” laws of all 50 states, and (4) can be sold under Rule 144 without limitation as to manner of sale or volume.

If we choose to file a registration statement for an initial public offering of our common stock (an “IPO registration statement”), all holders of the registrable shares and each of their respective direct and indirect transferees may elect to participate in the registration in order to resell their shares in our initial public offering, subject to:

•	execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the IPO registration statement;

•	compliance with the registration rights agreement; and

•	cutback rights on the part of the underwriters.

If we file an IPO registration statement before the effective date of the resale shelf registration statement and the Company has used or is issuing commercially reasonable efforts to pursue the completion of such initial public offering, our obligation to cause the resale shelf registration statement to be declared effective may be deferred until the 60th day following the closing date of our initial public offering, and if we satisfy this requirement, we will not be required to hold a special election meeting as described above.

To the extent reasonably requested by the Company or an underwriter of securities of the Company, upon an initial public offering of our common stock, the holders of our common stock purchased in the private placement, subject to certain exceptions, will not be able to, directly or indirectly, sell, offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell (including, without limitation any short sale), grant any option or otherwise transfer or dispose of any shares of common stock of the Company or any securities convertible into or exchangeable or exercisable for shares of common stock then owned by such holder for a period of 180 days following the effective date of the IPO registration statement, provided that this restriction period will only continue for 60 days for such holders (other than our officers, directors, managers or employees) who do not elect, pursuant to the registration rights agreement, to include registrable shares in the IPO registration statement.

Notwithstanding the foregoing, we will be permitted, under limited circumstances, to suspend the use, from time to time, of the prospectus that is part of the resale shelf registration statement (and therefore suspend sales under the resale shelf registration statement) for certain periods, referred to as “blackout periods,” if, among other things, any of the following occurs:

•	the representative of the underwriters of an underwritten offering of primary shares by us has advised us that the sale of shares of our common stock under the resale shelf registration statement would have a material adverse effect on such underwritten offering of primary shares;

•	a majority of the independent members of our board of directors determines in good faith that: (1) the offer or sale of any shares of our common stock under the resale shelf registration statement would materially impede, delay or interfere with any proposed financing, offer or sale of securities, acquisition, merger, tender offer, business combination, corporate reorganization or other significant transaction involving us; (2) after the advice of counsel, the sale of the shares covered by the resale shelf registration statement would require disclosure of non-public material information not otherwise required to be disclosed under applicable law; and (3) either (x) we have a bona fide business purpose for preserving the confidentiality of the proposed transaction, (y) disclosure would have a material adverse effect on us or our ability to consummate the proposed transaction, or (z) the proposed transaction renders us unable to comply with SEC requirements, in each case under circumstances that would make it impracticable or inadvisable to cause the resale shelf registration statement (or such filings) to become effective or promptly amend or supplement the resale shelf registration statement, as applicable; or

•	a majority of the independent members of our board of directors determines in good faith, after the advice of counsel, that we are required by law, rule or regulation, or that it is in our best interests, to supplement the resale shelf registration statement or file a post-effective amendment to the resale shelf registration statement in order to incorporate information into the resale shelf registration statement for the purpose of: (1) including in the resale shelf registration statement any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflecting in the prospectus included in the resale shelf registration statement any facts or events arising after the effective date of the resale shelf registration statement (or of the most-recent post-effective amendment) that, individually or in the aggregate, represent a fundamental change in the information set forth in the prospectus; or (3) including in the prospectus included in the resale shelf registration statement any material information with respect to the plan of distribution not disclosed in the resale shelf registration statement or any material change to such information.

The cumulative blackout periods may not exceed an aggregate of 90 days in any rolling 12-month period commencing on the completion of the offering or more than 60 days in any rolling 90-day period.

In addition to this limited ability to suspend use of the resale shelf registration statement, until we are eligible to incorporate by reference into the resale shelf registration statement our periodic and current reports that will be filed after the effectiveness of the resale shelf registration statement, we will be required to amend or supplement the resale shelf registration statement to include our quarterly and annual financial information and other developments material to us. Therefore, sales under the resale shelf registration statement may be suspended at certain times until the amendment or supplement, as the case may be, is filed and effective.

A holder that sells our common stock pursuant to the resale shelf registration statement or as a selling stockholder pursuant to an underwritten public offering generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations). In addition, each holder of our common stock may be required to deliver information to be used in connection with the resale shelf registration statement in order to have such holder’s shares of our common stock included in the resale shelf registration statement.

Pursuant to FINRA Rule 5110(g)(1), holders of our common stock who purchased shares in the private placement and are affiliated with members of FINRA may be required to refrain, during the period commencing on the effective date of the resale shelf registration statement or the IPO registration statement, and ending on the date that is 180 days after such effective date, from selling, transferring, assigning, pledging or hypothecating or otherwise entering into any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such holder’s shares of our common stock through the FINRA member with which such holder is affiliated.

Each common stock certificate may contain a legend to the effect that the holder thereof, by its acceptance thereof, will be deemed to have agreed to be bound by the provisions of the registration rights agreement. In that regard, each holder will be deemed to have agreed that, upon receipt of notice of occurrence of any event which makes a statement in the prospectus which is part of the resale shelf registration statement untrue in any material respect or which requires the making of any changes in such prospectus in order to make the statements therein not misleading, or of certain other events specified in the registration rights agreement, such holder will suspend the sale of our common stock pursuant to such prospectus until we have amended or supplemented such prospectus to correct such misstatement or omission and have furnished copies of such amended or supplemented prospectus to such holder or we have given notice that the sale of the common stock may be resumed.

Although the registration statement of which this prospectus is a part is being filed in accordance with the provisions of the registration rights agreement, there can be no assurance that the resale shelf registration statement will become effective.

We have agreed to bear certain expenses incident to our registration obligations upon exercise of these registration rights, including the payment of federal securities law and state “blue sky” registration fees, except that we will not bear any brokers’ or underwriters’ discounts and commissions or transfer taxes relating to sales of shares of our common stock. We have agreed to indemnify each selling stockholder for certain violations of federal or state securities laws in connection with any registration statement or prospectus in which such selling stockholder sells its shares of our common stock pursuant to these registration rights. Each selling stockholder has in turn agreed to indemnify us for federal or state securities law violations that occur in reliance upon written information it provides for us in the registration statement or any prospectus.

In connection with our filing of the resale shelf registration statement, we have agreed to use our commercially reasonable efforts (including, without limitation, seeking to cure in our listing application any deficiencies cited by the exchange or market) to list our common stock on the New York Stock Exchange or the NASDAQ Stock Market.

We will also provide, upon request, to each holder of the registrable shares copies of the prospectus that is a part of the resale shelf registration statement, notify such holder when the resale shelf registration statement has become effective, and take certain other actions as are required to permit unrestricted resales. Purchasers of shares of our common stock in the private placement may be deemed “underwriters” as that term is defined in the Securities Act in connection with the resale of such shares. Underwriters have statutory responsibilities and liabilities in respect of the accuracy of any prospectus used by them.

Generally, the prospectus delivery requirement can be satisfied by disclosing to a selling broker the existence of the requirement to sell the shares in accordance with the resale shelf registration statement and making arrangements with such broker to deliver a current prospectus in connection with any such sale. Upon receipt of a written request therefor, we should provide a reasonable number of current prospectuses to each investor.

Pursuant to the registration rights agreement, the Company has agreed to not agree to allow any holder or prospective holder of securities of the Company (other than the holders who are party to the registration rights agreement) to include any such securities with the registration statement of which this prospectus is a part or any other registration statement that could be declared effective prior to, or within 180 days of the effective date of, the registration statement of which this prospectus is a part.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and you should read this summary together with the complete text of the registration rights agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Lock-Up Periods

In connection with the private placement, we, along with our directors and executive management team who hold an aggregate of 770,709 shares, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the respective “lock-up” periods, certain of our stockholders may have the right to require us to register their shares under the Securities Act.

Registration Rights Granted to Sprint and Motorola

In connection with Spectrum Closing, we entered into a registration rights agreement with Sprint, providing Sprint registration rights with respect to 500,000 shares of common stock we issued in connection with the Spectrum Closing and providing Sprint the same rights and privileges with respect to such shares of common stock as those granted to the other selling stockholders in connection with the private placement we completed in June 2014 and described above. Pursuant to a membership issuance agreement we entered into with Motorola, Motorola has registration rights for the shares of our common stock underlying the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, held by Motorola and the membership issuance agreement provides Motorola the same rights and privileges with respect to such underlying shares of our common stock as those granted to the other selling stockholders in connection with the private placement we completed in June 2014 and described above.

Additional Registration Rights

In addition to the selling stockholders listed in this prospectus, the holders of 778,531 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to their agreement to waive their rights to include their shares in this prospectus. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock – Registration Rights Agreement.”

Stock Exchange Listing

We intend to initially submit our common stock for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “PDVI” upon our becoming a reporting entity under Section 15(d) of the Exchange Act. The NYSE MKT and the Nasdaq Capital Market (each a “National Securities Exchange”) require us to have 400 holders or 300 holders, respectively, of our common stock. We currently meet all listing requirements of each National Securities Exchange, other than the requirement on the number of holders. We believe that having our common stock quoted on the OTCBB will allow us to increase the number of holders of our common stock. As soon as we have the requisite number of holders of common stock, we intend to apply (assuming we meet all other listing requirements) to list our common stock on a National Securities Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences to a Non-United States Holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “Non-United States Holder” means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to Non-United States Holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

*   *   *   *

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT A TAX ADVISOR REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

If we make cash or other property distributions on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a Non-United States Holder’s tax basis in its shares will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Sale, Exchange, or Other Taxable Disposition of Common Stock” below.

Except as described below, if you are a Non-United States Holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished us with:

•	a valid Internal Revenue Service (“IRS”) Form W-8BEN, Form W-8BEN-E or other applicable form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made to certain foreign intermediaries, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations. Special certification and other requirements apply to certain Non-United States Holders that are pass-through entities rather than corporations or individuals.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid IRS Form W-8ECI or other applicable form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate Non-United States Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale, Exchange, or Other Taxable Disposition of Common Stock

Subject to the discussion below under the section titled “Additional Withholding and Information Reporting Requirements,” in general, a Non-United States Holder will not be subject to U.S. federal income tax or withholding tax on gain recognized on a sale, exchange or other taxable disposition of a share of our common stock, unless:

•	the gain is effectively connected with a trade or business of the Non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other conditions; or

•

we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-United States Holder’s holding period in the share of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-United States Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period ending on the date of disposition.

We believe we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future.

If a Non-United States Holder is engaged in a trade or business in the United States and gain recognized by the Non-United States Holder on a sale or other disposition of our common stock is effectively connected with the conduct of such trade or business, the Non-United States Holder generally will be subject to regular United States income tax as if the Non-United States Holder were a United States person, subject to an applicable income tax treaty providing otherwise. Additionally, a Non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30% (or, if applicable, a lower income tax treaty rate). Non-United States Holders whose gain from dispositions of our common stock may be effectively connected with the conduct of a trade or business in the United States are urged to consult their tax advisors with respect to the U.S. tax consequences of the purchase, ownership and disposition of our common stock.

An individual who is subject to U.S. federal income tax because such individual was present in the United States for 183 days or more in the taxable year of the taxable disposition of our common stock will be subject to a flat 30% tax on the gain derived from such disposition, which may be offset by U.S. source capital loss. If a Non-United States Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet above will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to tax if such gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each Non-United States Holder certain information including the Non-United States Holder’s name, address and taxpayer identification number, the aggregate amount of distributions on our common stock paid to that Non-United States Holder during the calendar year and the amount of tax withheld, if any. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty or other agreement.

Backup withholding is imposed on dividends and certain other types of payments to certain United States persons (currently at a rate of 28%). In general, backup withholding will not apply to payments of dividends on common stock or proceeds from the sale of common stock payable to a Non-United States Holder if the certification described above under “Distributions on Common Stock” is duly provided by such Non-United States Holder or the Non-United States Holder otherwise establishes an exemption, provided that the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person or that the conditions of any claimed exemption are not satisfied. Certain information reporting may still apply to distributions even if an exemption from backup withholding is established.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules from a payment to a Non-United States Holder will be allowed as a refund or a credit against such Non-United States Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Non-United States Holders are urged to consult their tax advisors regarding their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

Additional Withholding and Information Reporting Requirements

A 30% United States federal withholding tax may apply to any dividends paid after June 30, 2014, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

Prospective investors should consult their tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK. PROSPECTIVE INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS SUMMARY AS LEGAL OR TAX ADVICE.

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES MAY NOT BE THE SAME FOR ALL POTENTIAL INVESTORS. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SHARES.

SHARES ELIGIBLE FOR FUTURE SALE

As of September 30, 2014, we had 12,473,024 shares of common stock outstanding (which includes the 500,000 shares of common stock issued to Sprint in connection with the Spectrum Closing). We have filed a registration statement, of which this prospectus is a part, in respect of the 11,925,000 shares being offered by the selling stockholders named herein, including 500,000 shares of common stock issuable upon conversion of the Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola. These shares may not be sold pursuant to this prospectus until the registration statement is declared effective. All of the 11,925,000 shares of our common stock (including 500,000 shares of common stock issuable upon conversion of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, held by Motorola) sold by the selling stockholders pursuant to the registration statement of which this prospectus is a part will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144.

The remaining 1,048,024 outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreed to in the Registration Rights Agreement, holders of restricted shares will be entitled to sell those shares in the public market if and when those shares are registered or if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

Prior to the registration statement of which this prospectus is a part, there has been no established public market for our common stock. No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. Further, we cannot predict the effect, if any, that sales of shares or availability of any shares for sale will have on the market price of our common stock prevailing from time to time. Issuances or sales of substantial amounts of our common stock, or the perception that such issuances or sales could occur, could cause the market price of our common stock to decline significantly and make it more difficult for us to raise additional capital through a future sale of securities.

Rule 144

In general, under Rule 144, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. A person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, or 124,730 shares as of September 30, 2014; and

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act, any of our stockholders who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement before we became subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, is eligible to resell those shares in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144, and a non-affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about the issuer.

Registration of Shares Issued Pursuant to Stock Plans

In addition to the registration statement of which this prospectus is a part, we intend to file registration statements under the Securities Act to register shares to be issued pursuant to our stock plans. As a result, any shares issued or options or rights exercised under our 2014 Stock Plan or our prior stock plans, or any other benefit plan we adopt after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed in this prospectus. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144.

As of September 30, 2014, there were outstanding options to purchase an aggregate of 1,181,091 shares of our common stock at a weighted average exercise price of $19.96 per share, of which 47,487 shares are fully-vested as of such date.

Lock-Up Periods

We, along with our directors and executive management team who hold an aggregate of 770,709 shares, have agreed that for a period of 180 days after the date of this prospectus, subject to specified exceptions, we or they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock. Upon expiration of the respective “lock-up” periods, certain of our stockholders may have the right to require us to register their shares under the Securities Act.

Registration Rights

For the registration rights held by the selling stockholders listed in this prospectus see “Description of Capital Stock – Registration Rights Agreement.”

In addition to the selling stockholders listed in this prospectus, the holders of 778,531 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to their agreement to waive their rights to include their shares in this prospectus. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

SELLING STOCKHOLDERS

This prospectus covers shares of our common stock sold in the private placement, shares of our common stock issued to Sprint and shares of our common stock issuable upon conversion of equity securities of our wholly-owned subsidiary, PDV Spectrum Holding Company, LLC. Some of the shares sold in the private placement were purchased by FBR Capital Markets & Co., or FBR, as initial purchaser, and resold by it to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and to certain persons outside of the United States in offshore transactions in reliance on Regulation S under the Securities Act, in each case pursuant to an exemption from registration under the Securities Act. The remaining shares sold in the private placement were sold directly to “accredited investors” as defined in Rule 501(a) under the Securities Act pursuant to an exemption from registration under the Securities Act. FBR acted as sole placement agent in the private placements. See “Summary – Private Placement.”

When we refer to the selling stockholders in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth in the following table. There is no requirement for the selling stockholders to sell their shares, and we do not know when, or if, or in what amount the selling stockholders may offer the securities for sale pursuant to this prospectus.

The table below has been prepared based upon the information furnished to us by the selling stockholders as of November 18, 2014. The selling stockholders identified below may have sold, transferred or otherwise disposed of some or all of their shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to whether the selling stockholders will in fact sell any or all of their shares of common stock.

To our knowledge and except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

	Beneficial ownership prior to registration		Shares registered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after registration assuming all shares are sold
Selling Stockholders	Shares	Percentage of class		Shares	Percentage of class
FIE II LLC (PIMCO)(1)	1,500,000	12.03%	1,500,000	—	—
Cerberus Capital Management, L.P.(2)	1,406,600	11.28%	1,368,500	—	—
Owl Creek(3)	1,095,000	8.78%	1,095,000	—	—
Great American(4)	1,050,000	8.42%	1,050,000	—	—
Claren Road(5)	975,000	7.82%	975,000	—	—
QVT Financial LP(6)	900,000	7.22%	900,000	—	—
Serengeti Asset Management(7)	650,000	5.21%	650,000	—	—
Credit Suisse Securities (USA) LLC(8)	600,375	4.81%	600,375	—	—
Sprint Corporation(9)	506,039	4.06%	500,000	6,039	*
Standard General LP(10)	496,500	4.01%	496,500	—	—
Motorola Solutions, Inc.(11)	500,000	3.85%	500,000	—	—
Allen Global Partners(12)	300,000	2.41%	300,000	—	—
Peter Schiff(13)	226,538	1.82%	50,000	176,540	1.42%
Waterstone Quarry Master Fund, Ltd.(14)	178,400	1.43%	178,400	—	—
Riva Ridge Master Fund, LTD(15)	129,500	1.04%	129,500	—	—
Clearline Capital Management, LP(16)	100,000	*	100,000	—	—
Jon D and Linda W Gruber Trust(17)	92,500	*	92,500	—	—
Archer Capital Management, LP(18)	75,000	*	75,000	—	—
Telemetry Securities LLC(19)	75,000	*	75,000	—	—

	Beneficial ownership prior to registration		Shares registered pursuant to this prospectus (maximum number that may be sold)	Beneficial ownership after registration assuming all shares are sold
Selling Stockholders	Shares	Percentage of class		Shares	Percentage of class
Andrew Daskalakis(20)	58,954	*	20,000	38,954	*
CM Eagle, LLC(21)	50,000	*	50,000	—	—
Calm Waters Partnership(22)	50,000	*	50,000	—	—
HRS Investment Holdings LLC(23)	40,000	*	40,000	—	—
Merced Partners Limited Partnership(24)	39,000	*	39,000	—	—
Frank J. Creede(25)	36,926	*	2,496	34,435	*
Harvest 2004 LLC(26)	20,000	*	20,000	—	—
Other Selling Stockholders (as a group)(27)	66,855	*	66,855	—	—

*	Less than one percent

Beneficial ownership of shares and percentage ownership are determined in accordance with the SEC’s rules. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying options, warrants or restricted stock units held by that individual or entity that are either currently exercisable or exercisable within 60 days from the date of this prospectus are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity. Unless otherwise indicated and subject to community property laws where applicable, the individuals and entities named in the table above have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. We have based our calculations of the percentage of beneficial ownership on 12,473,024 shares of common stock outstanding as of September 30, 2014 (which includes the 500,000 shares of common stock issued to Sprint in connection with the Spectrum Closing).

(1)	PIMCO BRAVO Fund II, L.P. is the sole member of FIE II LLC. PIMCO GP XII, LLC is the sole general partner of PIMCO BRAVO Fund II, L.P. Pacific Investment Management Company LLC is the sole manager of PIMCO GP XII, LLC., and is ultimately controlled by Allianz SE, which is a publicly held company in Germany.
(2)	Includes (i) 1,083,864 shares of common stock held by Cerberus Institutional Partners V, LP, (ii) 228,407 shares of common stock held by Cerberus International II Master Fund, LP, and (iii) 94,329 shares of common stock held by Cerberus Partners II, L.P. We have been informed by the selling stockholder that Stephen Feinberg, through one or more intermediaries, exercises sole voting and dispositive power over the shares held by Cerberus Institutional Partners V, L.P., Cerberus International II Master Fund, L.P. and Cerberus Partners II, L.P.
(3)	Includes 642,400 shares of common stock held by Owl Creek Overseas Master Fund, LTD, 280,800 shares of common stock held by Owl Creek II, LP, 97,800 shares of common stock held by Owl Creek SRI Master Fund, LTD, 47,500 shares of common stock held by Owl Creek Credit Opportunities Master Fund, LP, and 26,500 shares of common stock held by Owl Creek I, LP, each of which are controlled by Owl Creek. Owl Creek Advisors, LLC, is the general partner of each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Owl Creek Asset Management, L.P. is the investment manager with respect to the shares of common stock held by each of Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Master Fund, Ltd., Owl Creek SRI Master Fund, Ltd, and Owl Creek Credit Opportunities Master Fund, L.P. Jeffrey A. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and is the managing member of Owl Creek Advisors, LLC. We have been informed by the selling stockholder that Jeffrey A. Altman, Owl Creek Asset Management, L.P. and Owl Creek Advisors, LLC each disclaim any direct ownership of the shares held by the selling stockholders.
(4)	Includes (i) 650,000 shares of common stock held by Great American Life Insurance Company and (ii) 400,000 shares of common stock held by Great American Insurance Company. Each of Great American

Life Insurance Company and Great American Insurance Company is a wholly owned subsidiary of American Financial Group, Inc.
(5)	Includes (i) 522,500 shares of common stock held by Claren Road Credit Master Fund, Ltd. and (ii) 452,500 shares of common stock held by Claren Road Credit Opportunities Master Fund, Ltd. Claren Road Asset Management, LLC serves as investment manager for each of Claren Road Credit Opportunities Master Fund, Ltd. And Claren Road Credit Master Fund, Ltd.. We have been informed by the selling stockholder that each of Brian Riano, Sean Fahey, John Eckerson and Albert Marino share voting and dispositive power over the shares held by the selling stockholder.
(6)	Includes (i) 700,535 shares of common stock held by QVT Fund V LP, (ii) 116,815 shares of common stock held by QVT Fund IV LP, and (iii) 82,650 shares of common stock held by Quintessence Fund LP. Each of QVT Fund IV LP, OVT Fund V LP and Quintessence Fund L.P. are managed by their general partner, QVT Financial GP LLC. QVT Financial LP is the investment manager of each Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP and shares voting and investment control over the securities held by Quintessence Fund L.P., QVT Fund IV LP and QVT Fund V LP. QVT Financial GP LLC is the general partner of QVT Financial LP and as such has complete discretion in the management and control of the business affairs of QVT Financial LP. We have been advised by the selling stockholder that the managing members of QVT Financial GP LLC are Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu and that each of Daniel Gold, Nicholas Brumm, Arthur Chu and Tract/ Fu disclaims beneficial ownership of the securities held by Quintessence Fund L.P., QVT Fund IV LP and OVT Fund V LP.
(7)	Includes 308,425 shares held by Rapax OC Master Fund Ltd. and 341,575 shares held by Serengeti Opportunities MM L.P. J.L., each of which is controlled by Serengeti Asset Management LP. Serengeti Management LLC is the general partner of Serengeti Asset Management LP. We have been informed by the selling stockholder that Joseph A. LaNasa III holds voting and dispositve power over the shares.
(8)	We have been informed by the selling stockholder that Robert Franz, Robert MacNaughton and Ken Hoffman each share voting and dispositive power over the shares held by Credit Suisse Securities (USA) LLC.
(9)	Includes 500,000 shares of common stock held by Machine License Holding, LLC, a wholly-owned indirect subsidiary of Sprint Corporation. Also includes a warrant to purchase 6,039 shares of common stock held by Sprint Corporation.
(10)	Includes (i) 379,079 shares held by Standard General Master Fund LP and (ii) 117,421 shares held by Standard General Ltd. The investment manager of Standard General Master Fund L.P. and Standard General Ltd. is Standard General L.P., the general partner of which is Standard General Holdings L.P. The general partner of Standard General Holdings L.P. is Standard General S Corp. We have been advised by the selling stockholder that Soohyung Kim has voting and dispositive power over these entities.
(11)	Represents 500,000 shares of common stock issuable upon conversion of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC, issued to Motorola Solutions, Inc.
(12)	We have been informed by the selling stockholder that Bob Dean, Matt Westfall and Vicken Astourian hold voting and dispositive power over the shares.
(13)	Includes (i) 36,089 shares of common stock held by Northwood Capital Partners, LLC, of which Mr. Schiff has shared and dispositive voting power, (ii) 179,027 shares of common stock held by Northwood Ventures, LLC of which Mr. Schiff has shared and dispositive voting power, (iii) 5,711 shares of common stock held by SK Partners, of which Mr. Schiff has shared and dispositive voting power and (iv) 5,711 shares of common stock held by Southfield Communications, of which Mr. Schiff has shared and dispositive voting power.
(14)	We have been informed by the selling stockholder that Kevin Cavanaugh holds voting and dispositive power over the shares.
(15)	The investment manager of Riva Ridge Master Fund, Ltd. is Riva Ridge Capital Management LP. We have been advised by the selling stockholder that each of Stephen Golden and James Shim share voting and dispositive power as managing members of the general partner of Riva Ridge Capital Management LP.

(16)	Includes 45,592 shares of common stock held by Clearline Capital LP and 54,408 shares of common stock held by Clearline Capital Partners LP. We have been informed by the selling stockholder that Marc Majzner holds voting and dispositive power over the shares.
(17)	We have been informed by the selling stockholder that Jon D. Gruber holds voting and dispositive power over the shares held by the Jon D. and Linda W. Gruber Trust.
(18)	Includes (i) 67,650 shares of common stock held by Archer Capital Master Fund, L.P. and (ii) 7,350 shares held by Hastings Master Fund, L.P., for each of which Archer Capital Management, L.P. is the investment manager, of which Canton Holdings, L.L.C. is the general partner. We have been advised by the selling stockholder that each of Joshua A Lobel and Eric J. Eddin, as the principals of Canton Holdings, L.L.C., share voting and dispositive power with respect to the shares held by the selling stockholder.
(19)	Telemetry Securities LLC is controlled by Telemetry Fund I LP, which is controlled by Telemetry Advisors LLC. We have been informed by the selling stockholder that each of Andrew Schorr and Daniel Schorr share voting and dispositive power over the shares held by Telemetry Securities LLC.
(20)	Includes (i) 21,920 shares of common stock held by Andrew Daskalakis and (ii) 37,033 shares of common stock held by AMK International, Inc. of which Mr. Daskalakis has shared and dispositive voting power.
(21)	We have been advised by the selling stockholder that Thomas P. Wilcox has voting and dispositive power over the shares held by CM Eagle, LLC.
(22)	We have been advised by the selling stockholder that Richard S. Strong, as Managing Partner, has voting and dispositive power over the shares held by Calm Waters Partnership.
(23)	HRS Investment Holdings LLC is managed by HRS Management, LLC. We have been informed by the selling stockholder that Joshua Harris holds voting and dispositive power over the shares held by HRS Investment Holdings LLC.
(24)	Shares are held by Merced Partners Limited Partnership, of which Merced Capital, L.P. is the general partner. Series E of Merced Capital Partners, LLC is the general partner of Merced Capital, L.P. We have been informed by the selling stockholder that David A. Ericson, Stuart B. Brown, Vince Vertin, Heuank Vroege, Thomas C. Rock and Joel Anderson hold voting and dispositive power of the shares.
(25)	Includes options to purchase 6,491 shares of common stock at a weighted-exercise price of $21.71 per share and 14,548 restricted stock units, which are fully vested and which will settle on the earlier of (i) the termination of Mr. Creede’s employment with the Company and (ii) May 12, 2017. Excludes an option to purchase 70,000 shares of common stock at an exercise price of $20.00, of which 25% of the options vest on the first anniversary of the closing of the private placement and the remainder of the options vest in three equal annual installments thereafter.
(26)	We have been informed by the selling stockholder that Richard Horstmann holds voting and dispositive power over the shares.
(27)	Represents shares held by 12 selling stockholders not listed above who, as a group, own less than 1.0% of our outstanding common stock prior to this offering.

PLAN OF DISTRIBUTION

General

We are registering the shares of common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the shares less any discounts and commissions. Each selling stockholder reserves the right to accept and, together with their respective agents, to reject, any proposed purchases of shares to be made directly or through agents.

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered by this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The prices at which the selling stockholders may sell the shares of common stock may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties. The selling stockholders may use any one or more of the following methods when selling the shares of common stock offered by this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	any other method permitted pursuant to applicable law; or

•	under Rule 144, Rule 144A or Regulation S under the Securities Act, if available, rather than under this prospectus.

We intend to initially submit our common stock for quotation on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “PDVI” and subsequently apply to list our common stock on the NYSE MKT or the Nasdaq Capital Market. However, we can give no assurances that our common stock will be listed and as to the development of an active trading market for our common stock or the liquidity of any such market.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge our common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. In compliance with FINRA guidelines, the maximum commission or discount to be received by an FINRA member or independent broker-dealer may not exceed 8% for the sale of any securities registered hereunder. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus. The selling stockholders have advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling stockholder has in turn agreed to indemnify us for certain specified liabilities. See “Description of Capital Stock – Registration Rights Agreement.”

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and in compliance.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

In accordance with FINRA Rule 5110(g)(1), FBR and any persons related to FBR who purchased or otherwise acquired shares (i) in the private placement (ii) subsequent to the initial filing of the registration statement of which this prospectus is a part and deemed to be underwriting compensation by FINRA, and/or (iii) that are excluded from underwriting compensation pursuant to FINRA Rule 5110(d)(5), will agree not to sell, transfer, assign, pledge, hypothecate or subject to any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares, for the 180-day period prescribed by FINRA Rule 5110(g)(1), except as otherwise provided in FINRA Rule 5110(g)(2).

CUSIP Number

The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Upon issuance, the shares of common stock covered by this prospectus included shares with three different CUSIP numbers, depending upon whether the sale of the shares to the selling stockholder was conducted (a) by us under Rule 506 of Regulation D, (b) by FBR, as the initial purchaser, under Rule 144A or (c) by the initial purchaser under Regulation S. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP numbers refer to such restricted status.

Any sales of shares of our common stock by means of this prospectus must be settled with shares of common stock bearing our general (not necessarily restricted) common stock CUSIP number. A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, Continental Stock Transfer & Trust Co. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

LEGAL MATTERS

The validity of our common stock and certain legal matters will be passed upon for us by DLA Piper LLP (US), San Diego, California. Certain legal matters will be passed upon for the selling stockholders by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

PKF O’Connor Davies, a division of O’Connor Davies, LLP, independent registered public accounting firm, has audited our financial statements for each of the two year periods ended March 31, 2013 and 2014, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on PKF O’Connor Davies’ report, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by the selling stockholders named in this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Where we make statements in this prospectus as to the contents of any contract or any other document, for the complete text of that document, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon the effective date of the registration statement of which this prospectus forms a part, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.pdvcorp.com. The reference to our web address does not constitute incorporation by reference of the information contained at this site. Upon completion of this offering, you may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Pacific DataVision, Inc.

Balance Sheets

	March 31	September 30
	2014	2014
		(Unaudited)
ASSETS
Current Assets
Cash	$45,679	$125,274,906
Accounts Receivable	369,408	457,635
Prepaid Expenses	22,046	44,444

Total Current Assets	437,133	125,776,985

Furniture, fixture and equipment, net	99,548	133,954

Intangible Assets	—	100,298,384
Capitalized patent costs, net	259,627	242,276
Other assets	6,883	16,584

Total Assets	$803,191	$226,468,183

LIABILITIES AND STOCKHOLDERS EQUITY/(DEFICIENCY)
Current Liabilities
Accounts Payable and accrued expenses	$254,981	$730,825
Accounts Payable – officers	117,961	18,000
Deferred Revenue	—	738,898

Total Current Liabilities	372,942	1,487,723

Noncurrent Liabilities
Deferred Revenue	—	6,740,890
Accrued Interest expense – affiliated entities	870,247	—
Deferred Compensation	361,610	—
Notes payable – affiliated entities	3,405,808	—

Total Liabilities	5,010,607	8,228,613

Stockholders’ Equity/(Deficiency)
Preferred Stock, no par value, 8% non-cumulative dividend, 40,000,000 shares authorized, 748,722 shares outstanding at March 31, 2014 and par value, $0.0001 per share, 10,000,000 shares authorized and no shares outstanding at September 30, 2014	20,525,999	—
Common Stock, no par value, 85,000,000 shares authorized, 126,759 shares issued and outstanding at March 31, 2014 and par value, $0.0001 per share, 100,000,000 shares authorized and 12,473,024 shares issued and outstanding at September 30, 2014	12	1,247
Additional Paid-in Capital	2,209,584	250,788,086
Accumulated deficit	(26,943,011)	(32,549,763)

Total Stockholders’ Equity/(Deficiency)	(4,207,416)	218,239,570

Total Liabilities & Stockholders’ Equity/(Deficiency)	$803,191	$226,468,183

See notes to financial statements

Pacific DataVision, Inc.

Statements of Operations

(Unaudited)

	Six months ended September 30
	2013	2014
Operating Revenue
Service Revenue	$1,701,659	$1,520,634

Cost of Revenue
Service	528,405	507,644

Gross Profit	1,173,254	1,012,990

Operating Expenses
General and administrative	436,863	4,893,668
Sales and Support	716,986	689,363
Product development	474,229	436,754
Depreciation and amortization	30,234	29,220

Total Operating Expenses	1,658,312	6,049,005

Loss from Operations	(485,058)	(5,036,015)
Interest expense – affiliated entities	(150,729)	(570,737)

Net Loss	$(635,787)	$(5,606,752)

Net loss per common share basic and diluted	$(0.70)	$(0.73)

Weighted-average common shares used to compute basic and diluted net loss per share	904,611	7,707,524

See notes to financial statements

Pacific DataVision, Inc.

Statement of Stockholders’ Equity/(Deficiency)

(Unaudited)

	Number of Shares
	Common Stock	Preferred Stock Series AA	Common Stock	Preferred Stock Series AA	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2014	4,199,094	24,794,963	$1,182,962	$20,525,999	$1,026,634	$(26,943,011)	$(4,207,416)
Effects of reverse stock split	(4,072,335)	(24,046,241)	(1,182,950)	—	1,182,950	—	—

Sub Total	126,759	748,722	12	20,525,999	2,209,584	(26,943,011)	(4,207,416)
Conversion of Preferred Stock Series AA to Common Shares	748,722	(748,722)	75	(20,525,999)	20,525,924	—	—
Effects of exchange of 661,581 warrants to common shares	29,809	—	3	—	(3)	—	—
Effects of exchange of Convertible Notes to common shares	77,734	—	8	—	1,554,672	—	1,554,680
Effects of exchange of Notes Payable to common shares	65,000	—	6	—	1,299,994	—	1,300,000
Common shares issued for Intangible Asset	500,000	—	50	—	9,999,950	—	10,000,000
Motorola Investment	—	—	—	—	10,000,000	—	10,000,000
Issuance of stock, net of closing costs	10,925,000	—	1,093	—	201,921,365	—	201,922,458
Share-based compensation expense	—	—	—	—	3,276,600	—	3,276,600
Net loss	—	—	—	—	—	(5,606,752)	(5,606,752)

Balance at September 30, 2014	12,473,024	—	$1,247	$—	$250,788,086	$(32,549,763)	$218,239,570

See notes to financial statements

Pacific DataVision, Inc.

Statements of Cash Flows

(Unaudited)

	Six months ended September 30
	2013	2014
CASH FLOWS FROM OPERATING ACTIVITES
Net Loss	$(635,787)	$(5,606,752)
Adjustments to reconcile net loss to net cash provided (used) by operating activities
Depreciation and amortization	30,234	29,220
Non-cash compensation expense attributable to stock awards	39,528	3,276,600
Changes in Operating Assets and Liabilities
Accounts receivable	(102,355)	(88,227)
Prepaid expenses and other assets	9,441	(32,099)
Accounts payable and accrued expenses	(8,786)	475,844
Accounts payable – officers	14,679	(99,961)
Accrued interest expense	150,728	(332,524)
Deferred compensation	12,170	(361,610)
Deferred revenue	—	7,479,788

Net Cash flows provided (used) by Operating Activities	(490,148)	4,740,279

CASH FLOWS FROM INVESTING ACTIVITIES
Payment of deposit	—	(13,500,000)
Purchases of intangible assets	—	(76,798,384)
Purchases of equipment	(30,580)	(42,206)
Payments for patent costs	(18,640)	(4,069)

Net Cash used by Investing Activities	(49,220)	(90,344,659)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	418,091	45,000
Proceeds from Section 144A Offering (net of closing costs)	—	201,922,458
Payment of Notes Payable	—	(1,133,851)
Proceeds from Motorola Investment	—	10,000,000

Net Cash provided from Financing Activities	418,091	210,833,607

Net Change in Cash	(121,277)	125,229,227
CASH
Beginning of the period	194,938	45,679

End of the period	$73,661	$125,274,906

See notes to financial statements

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

1.	Nature of Operations

The company was incorporated in California in 1997. The company is engaged in the development and sale of wireless communications applications, including at times the sale and installation of equipment used to run these applications. The company’s applications are primarily marketed by wireless communications carriers to their subscribers under licensing agreements with the company. The company also sells certain applications direct to end users. The company maintains offices in Paterson, New Jersey, Reston, Virginia and San Diego, California.

The company has acquired nationwide spectrum assets in the 900MHz band and is developing a dedicated dispatch network to offer push to talk (“PTT”) service in major markets throughout the United States.

The company has historically funded operations through the issuance of debt and equity instruments. The company had access to a line of credit of up to $3.0 million with a related party (see note 6) which subsequently paid and terminated in September 2014.

During the six months ended September 30, 2014, the Company:

Entered into an Asset Purchase Agreement with wholly owned subsidiaries of Sprint Corporation (Sprint APA) to purchase nationwide spectrum assets for a total of $100 million, with $90 million paid in cash from the proceeds of the private placement (see below) and $10 million paid in 500,000 shares of our common stock (at a price equal to $20.00 per share). A deposit to Sprint of $13,500,000 was made on June 11, 2014 and all appropriate transfer applications have been filed with the Federal Communications Commission (FCC). The Sprint APA closed on September 15, 2014.

Completed a private placement, on June 10, 2014, in which the company sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The net proceeds from the private placement after deducting our expenses including professional fees and the payment of initial placement fees, were approximately $202 million. The net proceeds of approximately $196 million were held in trust until the closing of the Sprint APA. The deposit to Sprint for the spectrum assets was made from the net proceeds held in trust. In September 2014, a portion of the proceeds from the sale of common stock was used to:

•	Pay the outstanding working capital line for $1,470,000 and $351,073 in accrued interest with 65,000 shares of common stock and $521,073 in cash

•	Pay the promissory note of $540,000 and $272,842 in accrued interest in cash

•	Pay the Convertible promissory notes owed to certain employees for $423,852 and $283,856 in accrued interest in cash

•	Pay $367,695 owed to certain employees for deferred compensation in cash

•	Convert the Redeemable Notes of $1,016,956 into 77,734 shares of common stock based on 140% of the outstanding principal and accrued interest

Closed agreements with Motorola on September 15, 2014, under which Motorola invested $10 million to purchase 500,000 shares of Class B Units of our subsidiary, PDV Spectrum Holding Company, LLC (at a price equal to $20.00 per unit) and leased some of the Spectrum Assets for a prepaid price of $7.5 million.

Issued 1,124,457 stock options to purchase the company’s common stock and 83,804 restricted units of the company’s common stock.

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

1.	Nature of Operations (continued)

In connection with the June 2014 private placement, we completed a number of actions, including:

•	The reincorporation of the company from California to Delaware;

•	The conversion of all outstanding shares of our Series AA Preferred Stock into 748,722 shares of the company’s common stock, the exchange of 661,581 outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of common stock, and the conversion of the remaining options and warrants to purchase shares of our Series AA Preferred Stock into options or warrants to purchase shares of our common stock and the conversion of restricted stock units for shares of our Series AA Preferred Stock into restricted stock units for shares of our common stock;

•	The amendment of outstanding redeemable notes, in the aggregate principal of $1,016,956, to provide that the Redeemable Notes will automatically be converted at the closing of the Sprint APA into that number of shares of our common stock equal to the sum of 140% of the principal plus the outstanding interest on such redeemable notes through the conversion divided by $20.00 per share;

•	A 33.11451201-for-1 reverse stock split of all outstanding stock, which was effected immediately prior to the completion of the private placement. All share and per share data reported and disclosed in the accompanying financial statements have been retroactively adjusted to give effect to the reverse stock split.

•	Entered into an agreement with Motorola on May 12, 2014, under which Motorola agreed to provide the company with their state-of-the-art MotoTRBO technology and handsets that it intends to deploy as part of the nationwide network. Additionally, the company entered into a letter of intent with Motorola under which it has indicated its intent to invest up to $10 million in a newly formed company subsidiary and to lease some of the Spectrum Assets the company is buying in the Sprint APA, which closed on September 15, 2014.

•	An increase in the authorized shares of common stock to 100,000,000 shares and preferred stock to 10,000,000 shares, and a change in the par value of the company’s common stock from no par value to $0.0001 per share. The preferred stock has first priority on liquidation preference over the common stock.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

The accompanying financial statements as of September 30, 2014 and for the six month periods ended September 30, 2014 and 2013 are unaudited. These unaudited financial statements have been prepared in accordance with US GAAP for interim financial information and are presented in accordance with the requirements of Rule S-X of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements.

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

2.	Summary of Significant Accounting Policies (continued)

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 2014 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2015. The unaudited financial statements should be read in conjunction with the audited financial statements as of and for the year ended March 31, 2014 and footnotes thereto included in this Registration Statement.

The balance sheet as of March 31, 2014 contained herein has been derived from the audited financial statements as of March 31, 2014 and the stockholders’ (deficiency) equity section has been retroactively restated for the stock split discussed in Note 1.

Furniture, Fixture and Equipment

Furniture, fixture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Intangible Assets

Intangible assets are wireless licenses that will be used to provide the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). License renewals have occurred routinely and at nominal cost. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, the wireless licenses are treated as an indefinite-lived intangible asset and the company will evaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

Patent Costs

Costs to acquire a patent on certain aspects of the company’s technology have been capitalized. These amounts are amortized, subject to periodic evaluation for impairment, over statutory lives following award of the patent. Accumulated amortization amounted to $324,725 at September 30, 2014 and $303,305 at March 31, 2014, respectively. Amortization expense was $21,420 and $22,500 for the six months ended September 30, 2014 and 2013, respectively. The amortization expense is estimated to aggregate $40,000 per year over the next five year period.

Allowance for Uncollectible Receivables

An allowance for uncollectible receivables is estimated based on a combination or write-off history, aging analysis and any specific known troubled accounts. At September 30, 2014 and March 31, 2014, management provided an allowance of $12,619 for certain slow paying accounts.

Revenue Recognition

The company recognizes revenue in the period in which the services are provided and when collectability of the revenue is reasonably assured. In accordance with the guidance provided in Accounting Standards

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

2.	Summary of Significant Accounting Policies (continued)

Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, the company has determined that it is the primary obligor with respect to the service revenue derived from sales of our software applications through our domestic carrier partners. As a result, revenue is recorded at the gross amount billed to end-user customers for sales to our domestic carrier partners. When the end-user is billed by our domestic carrier partners, the estimated gross amount billed is recorded as service revenue. The company recognizes revenue for its international carrier on the net amount billed since it has determined that it is not the primary obligor.

In September 2014, Motorola made an upfront, fully-paid leasing fee of $7.5 million in order to lease a portion of the FCC licenses. The payment of the fee was accounted for as Deferred Revenue as of September 30, 2014. The company recognizes leasing revenue in accordance with ASC Topic 840, Leases. The fee is amortized straight line over the lease term which is approximately ten years which represents the time pattern in which the benefits of the leased property are expected to be depleted.

Cost of Revenue

The company’s cost of revenue includes the portion of the revenue charged by the company’s domestic carrier customers which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services.

Product Development Costs

The company charges all product and development costs to expense as incurred. Types of expense incurred in product and development include employee compensation, consulting, travel, facility costs and equipment and technology costs.

Stock Compensation

The company accounts for stock options in accordance with US GAAP, which requires the measurement and recognition of compensation expense, based on the estimated fair value of awards granted to employees and directors, which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the company’s statements of operations over the requisite service periods.

To calculate option-based compensation, the company uses the Black-Scholes option-pricing model. The company’s determination of fair value of option-based awards on the date of grant using Black-Scholes model is affected by assumptions regarding a number of subjective variables.

No tax benefits were attributed to the share-based compensation expense because a full valuation allowance was maintained for all net deferred tax assets.

Income Taxes

The company follows the liability method of accounting for income taxes. Under this method, taxes consist of taxes currently payable plus those deferred due to temporary differences between the financial statement

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

2.	Summary of Significant Accounting Policies (continued)

carrying amounts and the tax bases of certain assets and liabilities using tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

Accounting for Uncertainty in Income Taxes

The company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the company had no uncertain tax positions that would require financial statement recognition or disclosure. The company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2012.

Fair Value of Financial Instruments

Financial instruments, including cash, restricted cash, accounts receivable, accounts payable, accrued expenses and notes payable – affiliated entities are carried at cost, which management believes approximates fair value because of the short term maturity of these instruments.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for interim and annual periods beginning on or after December 15, 2016. The company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

Net Loss Per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. For purposes of the diluted net loss per share calculation, preferred stock convertible notes payable-affiliated entities, stock options and warrants are considered to be potentially dilutive securities. Because the company has reported a net loss for the six months ended September 30, 2013 and 2014, diluted net loss per common share is the same as basic net loss per common share for those periods.

Common stock equivalents resulting from potentially dilutive securities approximated 1,800,000 and 210,000 at September 30, 2014 and 2013, respectively, and have not been included in the dilutive weighted average shares outstanding, as their effects are anti-dilutive.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued.

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

3.	Furniture, Fixture and Equipment

Furniture, fixture and equipment consist of the following at September 30, 2014 and March 31, 2014:

	Estimated useful life	September 30 2014	March 31 2014
Computer equipment	5-7 years	$755,858	$725,984
Furniture and fixture	5 years	196,057	183,725

		951,915	909,709
Less accumulated depreciation		817,961	810,161

		$133,954	$99,548

4.	Accounts Payable

Accounts payable-officers represents unreimbursed expenses including travel and entertainment expense incurred by the company’s officers. At September 30, 2014 and March 31, 2014, the payable to officers amounted to $18,000 and $117,961, respectively.

5.	Deferred Compensation Plan

The company had a non-qualified deferred compensation plan created by the management to defer part of their compensation. In September 2014, the company paid the balance of $367,695 and the plan was discontinued.

6.	Notes Payable – Affiliated Entities

The company had a $3 million working capital line of credit with a related party which earned interest at 10% per annum. In September 2014, the Company repaid the outstanding note balance of $1,470,000.

The company had a promissory note to a related party in the amount of $540,000 that earned interest at 10% per annum. In September 2014, the Company repaid $540,000 which was the outstanding amount of the note.

The company had outstanding Series AA Convertible promissory notes to certain employees. The notes earned interest of 10% per annum. In September 2014, the Company repaid the outstanding amount of these notes and accrued interest.

The company issued redeemable convertible promissory notes (the “Redeemable Notes”) with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during the fiscal years ended March 31, 2014 and 2013. The notes earned interest at 10% per annum. In connection with the private placement (see Note 1), the Redeemable Notes were amended to provide that the Redeemable Notes would automatically be converted into that number of shares of common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of the Sprint APA. The Company accreted approximately $400,000 representing the 40% premium to the principal balance from the amendment date through the closing of the Sprint APA.

In September 2014, the Company converted the $1,016,956 outstanding principal and $238,856 interest on the Redeemable Notes into 77,734 shares of common stock.

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

6.	Notes Payable – Affiliated Entities (continued)

For the six months ended September 30, 2014 and 2013, total interest expense on all notes payable was $570,737 and $150,729, respectively, of which $472,613 and $144,324 were derived from related parties. All previously accrued interest expense was paid in September 2014.

7.	Income Taxes

The company had Federal and State net operating loss carryforwards of approximately $23 million at March 31, 2014 expiring in varying amounts from 2021 and through 2034.

The company has deferred tax assets of approximately $8.5 million relating to these net operating loss carryforwards and deferred compensation plans at March 31, 2014 and 2013. Federal net operating loss carryforwards are subject to limitations as a result of the change in ownership (see note 1). State net operating loss carryforwards are subject to limitations which differ from Federal law in that they may not allow the carryback of net operating losses, and have shorter carryforward periods. Due to the uncertainty with respect to the realization of these deferred tax assets the company recorded a valuation allowance for the entire amount. The difference between the tax benefit at the statutory rate and the effective tax rate is attributable to a full valuation allowance placed upon the deferred tax asset.

8.	Stock Purchases Rights, Stock Options and Warrants

The company established the Pacific DataVision 2014 Stock Plan (“2014 Stock Plan”) to attract, retain and reward individuals who contribute to the growth and profitability of the company. This Stock Plan superseded previous stock plans although under such previous plans, 56,634 stock options were vested and outstanding as of September 30, 2014.

Under the 2014 Stock Plan, the Board of Directors of the company has authorized and reserved 1,200,000 shares of our common stock for issuance under our 2014 Stock Plan. From May 14, 2014 through September 30, 2014, the company awarded certain employees and contractors of the company 1,123,250 options to purchase shares of common stock with an exercise price of $20.00 per share. The shares have a ten year contractual life and 25% will vest on the first anniversary of grant, and the remainder will vest in three equal annual installments. Shares granted to employees are subject to vesting, future settlement conditions and other such terms as determined by the Board of Directors.

In connection with the June 2014 private placement, the company converted all outstanding shares of our Series AA Preferred Stock into 748,722 shares of our common stock, exchanged 661,581 outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of our common stock, and converted our remaining options and warrants to purchase shares of our Series AA Preferred Stock into options or warrants to purchase shares of our common stock and restricted stock units for shares of our Series AA Preferred Stock into restricted stock units for shares of our common stock.

Restricted Stock Units

There were no restricted stock units issued during the six months ending September 30, 2013. Under the 2010 Stock Plan, the company issued 82,054 restricted stock units and under the 2014 Stock Plan, the company issued 1,750 restricted stock units, for shares of our common stock, during the six months ending September 30, 2014, to certain employees and contractors of the company. The company recognizes

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

8.	Stock Purchases Rights, Stock Options and Warrants (continued)

compensation expense for restricted stock units over the explicit vesting period. Vested restricted stock units are settled and issuable upon the earlier of the date the employee ceases to be an employee of the company or a date certain in the future. Stock compensation expense related to the 83,804 shares issued in the six months ended September 30, 2014 was $1,676,080. At September 30, 2014, 128,001 restricted stock units were vested.

Stock Options

A summary of Stock Option activity for the six months ended September 30, 2014 is as follows:

	Options	Weighted Average Exercise Price
Options outstanding at March 31, 2014	56,634	$19.38
Granted	1,124,457	20.00

Options outstanding at September 30, 2014	1,181,091	$19.96

Additional information regarding stock Options outstanding at September 30, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Shares Exercisable
$13.25	49,505	6.21	$13.25	39,151	$13.25
20.00	1,123,250	9.76	20.00	—
49.67	6,467	2.01	49.67	6,467	49.67
72.85	1,869	0.86	72.85	1,869	72.85

	1,181,091	9.55	$19.96	47,487	$20.56

Grants were awarded to certain employees and consultants to shares of the company’s common stock pursuant to the registrant’s 2014 Stock Plan.

Stock compensation expense of $3,276,600 for the six months ended September 30, 2014 ($39,258 for the six months ended September 30, 2013) represents $1,676,080 in expense related to the restricted stock units issued in the six month ended September 30, 2014 and, the amortization of the fair value of options issued since fiscal year 2009. Stock compensation expense is included as part of general and administrative expense in the accompanying statement of operations. As of September 30, 2014, there was approximately $8.1 million of unrecognized compensation cost related to non-vested share options granted under the company’s stock option plans. The cost is expected to be recognized over a weighted-average period of one year. The intrinsic value of the options outstanding and exercisable at September 30, 2014 was approximately $330,000 and $265,000, respectively.

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

8.	Stock Purchases Rights, Stock Options and Warrants (continued)

Warrants

A summary of Warrant activity is as follows:

	Warrants	Weighted Average Exercise Price
Warrants outstanding at March 31, 2014	686,417	$30.80
Warrants converted into 29,809 shares of common stock	(661,581)
Expired	(18,797)	165.57

Warrants outstanding at September 30, 2014	6,039	$82.79

Additional information regarding Warrants outstanding at September 30, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$82.79	6,039	1.67	$82.79

The outstanding warrants are immediately exercisable into 6,039 shares of common stock at September 30, 2014 and expire in June 2016.

9.	Supplemental Disclosure of Cash Flow Information

The company paid $907,771 in interest and $0 in taxes during the six months ended September 30, 2014. The company did not make any payments for interest nor taxes in the six months ended September 30, 2013.

During the six months ended September 30, 2014, the company entered into the following non-cash investing and financing activities:

•	In connection with the Sprint APA, 500,000 shares of common stock was issued for $10,000,000 as part of the nationwide spectrum asset purchase.

•	Non-cash financing activities included:

•	Repaid the working capital line of $1,300,000 in exchange for 65,000 shares of common stock.

•	Converted $1,016,956 in principal and $537,924 of accrued interest for the outstanding redeemable notes into 77,734 shares of common stock.

10.	Commitments

Leasing Obligations

The company is obligated under certain lease agreements for office space. The leases expire on February 28, 2015 and November 1, 2016. In September 2014, the company entered into a lease agreement for 13 months for office space in Reston, VA. Rent expense amounted to $61,297 and $56,639 for the six months ended September 30, 2014 and 2013.

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

10.	Commitments (continued)

In November 2014, the company entered into an agreement for new office space for the corporate headquarters. The lease is effective December 1, 2014 and goes through May 30, 2020. Upon entering into this new lease, the lease that expires on November 1, 2016 terminated on October 31, 2014.

The straight line method is used to recognize minimum rent expense under leases which provide for varying rents over their term. The effect of applying the straight line basis resulted in a decrease in rental expense of $8,544 and $21,359 for the six months ended September 30, 2014 and 2013. At September 30, 2014, accumulated deferred rent payable amounted to $27,668 and is included as part of accounts payable and accrued expenses in the accompanying September 30, 2014 balance sheet.

Aggregate rentals, under non-cancelable leases for office and plant space (exclusive of real estate taxes, utilities, maintenance and other costs borne by the company) for the remaining terms of the leases are as follows:

Period Ending March 31,
2015 (6 months)	$68,401
2016	245,235
2017	202,106
2018	188,125
2019	193,375
After 2019	231,875

Total	$1,129,117

Employee Agreements

We entered into an employment agreement with our President and Chief Executive Officer in August 2004, which was amended in 2012 and 2014. The terms of his employment agreement provides for him to receive a base salary per year of $350,000, effective, July 1, 2014, which may be increased as determined by our Board of Directors, and which is being increased as set forth above. The term of the employment agreement expired after two years from the effective date, and automatically renews for a one year period each year thereafter, unless we provide him advanced notice of nonrenewal.

If his employment is terminated by our company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of this base salary. If he terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, he will only be entitled (i) to 6 months of his base salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

We entered into an employment agreement with our Chief Technology Officer in July 2004, which was amended in 2012 and 2014. The terms of his employment agreement provide for him to receive a base salary per year of $250,000, effective July 1, 2014, but which may be increased as determined by our Board

Pacific DataVision, Inc.

Notes to Financial Statements

September 30, 2014

10.	Commitments (continued)

of Directors, and which is being increased as set forth above. The term of the employment agreement expired after two years from the effective date, and automatically renews for a one year period each year thereafter, unless we provide him advanced notice of nonrenewal.

If his employment is terminated by our company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of this base salary. If he terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, he will only be entitled (i) to 6 months of his base salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

11.	Concentrations of Credit Risk

Financial instruments which potentially expose the company to concentrations of credit risk, consist primarily of cash, restricted cash and trade accounts receivable.

The company places its cash and temporary cash investments with financial institutions for which credit loss is not anticipated.

The company sells its product and extends credit predominately to two third-party carriers. The company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk, historical trends, and other information.

12.	Business Concentrations

For the six months ended September 30, 2014 and 2013, the company had three carriers that accounted for 52%, 26%, and 3% and 56%, 20% and 7% of revenue, respectively. Revenues from domestic and international sales for the six months ended September 30, 2014 and 2013 were 97% and 3% and 93% and 7%, respectively.

As of September 30, 2014 and March 31, 2014, the company had three carriers that accounted for 59%, 21% and 4% and 43%, 33% and 6% of accounts receivable, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Pacific DataVision, Inc.

We have audited the accompanying balance sheets of Pacific DataVision, Inc. as of March 31, 2014 and 2013, and the related statements of operations, stockholders’ deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific DataVision, Inc. as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF O’Connor Davies

a division of O’Connor Davies, LLP

New York, New York

August 7, 2014, except as

to Note 2(e), which is as of November 20, 2014

Pacific DataVision, Inc.

Balance Sheets

	March 31
	2013	2014
ASSETS
Current assets
Cash	$194,938	$45,679
Accounts receivable	289,003	369,408
Prepaid expenses	21,481	22,046

Total current assets	505,422	437,133
Furniture, fixture and equipment, net	82,615	99,548
Capitalized patent costs, net	267,001	259,627
Other assets	7,124	6,883

	$862,162	803,191

LIABILITIES AND STOCKHOLDERS DEFECIENCY
Current liabilities
Accounts payable and accrued expenses	$261,637	$254,981
Accounts payable – officers	101,691	117,961

Total current liabilities	363,328	372,942

Noncurrent liabilities
Accrued interest expense – affiliated entities	544,899	870,247
Deferred compensation	337,270	361,610
Notes payable – affiliated entities	2,700,317	3,405,808

Total liabilities	3,945,814	5,010,607

Stockholders’ deficiency
Preferred stock, no par value, 40,000,000 shares authorized, 748,043 shares issued and outstanding at March 31, 2013 and 748,722 shares issued and outstanding at March 31, 2014	20,516,999	20,525,999
Common stock, no par value, 85,000,000 shares authorized, 126,759 shares issued and outstanding at March 31, 2013 and 2014	1,182,962	1,182,962
Additional paid-in capital	947,577	1,026,634
Accumulated deficit	(25,731,190)	(26,943,011)

Total stockholders’ deficiency	(3,083,652)	(4,207,416)

	$862,162	$803,191

See notes to financial statements

Pacific DataVision, Inc.

Statements of Operations

	Year ended March 31
	2013	2014
Operating Revenue
Service Revenue	$2,760,095	$3,539,595

Cost of Revenue
Service	825,834	1,124,121

Gross Profit	1,934,261	2,415,474

Operating Expenses
General and administrative	850,756	846,579
Sales and Support	1,247,505	1,382,024
Product development	715,918	934,818
Stock compensation expense	82,438	79,057
Depreciation and amortization	52,726	59,469

Total Operating Expenses	2,949,343	3,301,947

Loss from Operations	(1,015,082)	(886,473)

Other income	—	—
Interest expense – affiliated entities	(224,836)	(325,348)

Net Loss	$(1,239,918)	$(1,211,821)

Net loss per common share basic and diluted	$(9.78)	$(9.56)
Weighted-average common shares used to compute basic and diluted net loss per share	126,759	126,759

See notes to financial statements

Pacific DataVision, Inc.

Statements of Stockholders’ Deficiency

	Number of Shares		Amounts
	(1) Common	(2) Preferred Stock Series AA	Series AA Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2012	126,759	747,477	$20,509,499	$1,182,962	$865,139	$(24,491,272)	$(1,933,672)
Issuance of stock	—	566	7,500	—	—	—	7,500
Share-based compensation expense	—	—	—	—	82,438	—	82,438
Net loss	—	—	—	—	—	(1,239,918)	(1,239,918)

Balance at March 31, 2013	126,759	748,043	20,516,999	1,182,962	947,577	(25,731,190)	(3,083,652)
Issuance of stock	—	679	9,000	—	—	—	9,000
Share-based compensation expense	—	—	—	—	79,057	—	79,057
Net loss	—	—	—	—	—	(1,211,821)	(1,211,821)

Balance at March 31, 2014	126,759	748,722	$20,525,999	$1,182,962	$1,026,634	$(26,943,011)	$(4,207,416)

(1)	85,000,000 shares authorized, no par value per share.
(2)	Series AA Preferred Stock has 40,000,000 shares authorized with no par value, an 8% non cumulative dividend and has first priority on liquidation preference over the common stock. The Preferred Stock is convertible into Common Stock on a one for one basis at the option of the holder, or at the option of the company under certain conditions, as defined. At March 31, 2014, the preferred stock is convertible into approximately 749,000 shares of common stock (see note 12).

See notes to financial statements.

Pacific DataVision, Inc.

Statement of Cash Flows

	Year Ended March 31
	2013	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,239,918)	$(1,211,821)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation and amortization	52,726	59,469
Non-cash compensation expense attributable to stock awards	82,438	79,057
Changes in operating assets and liabilities
Accounts receivable	(39,927)	(80,405)
Prepaid expenses and other assets	(1,076)	(324)
Accounts payable and accrued expenses	88,948	2,344
Accounts payable – officers	10,498	16,270
Accrued interest expense – affiliated entities	224,836	325,348
Deferred compensation	81,302	24,340

Net cash from operating activities	(740,173)	(785,722)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment	(16,923)	(33,572)
Payments for patents costs	(53,567)	(35,456)

Net cash from investing activities	(70,490)	(69,028)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable – affiliated entities	976,466	705,491

Net change in cash	165,803	(149,259)
CASH
Beginning of year	29,135	194,938

End of year	$194,938	$45,679

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Taxes paid	$3,564	$3,710

Non-cash financing activities
Accounts payable settled with preferred stock	$7,500	$9,000

See notes to financial statements

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

1.     Nature of Operations

The company was incorporated in California in 1997. The company is engaged in the development and sale of wireless communications applications, including at times the sale and installation of equipment used to run these applications. The company’s applications are primarily marketed by wireless communications carriers to their subscribers under licensing agreements with the company. The company also sells certain applications direct to end-users. The company maintains offices in Paterson, New Jersey and San Diego, California.

As shown in the accompanying financial statements, the company has incurred losses of approximately $1.2 million in each of fiscal years 2014 and 2013 and has a stockholders’ deficiency of approximately $4.2 million at March 31, 2014. In addition, the company has historically funded operations through the issuance of debt and equity instruments. The company has access to a line of credit of up to $3.0 million with a related party (see note 6). As of March 31, 2014, such line of credit has $1.575 million available for use by the company. In addition, the company has recently raised funds through the sale of additional common stock (see note 12). A portion of the proceeds from the sale of common stock are expected to be used to satisfy the company’s noncurrent liabilities.

2.     Summary of Significant Accounting Policies

a.	Basis of Presentation and Use of Estimates

The accompanying financial statements have been prepared in accordance with US GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

b.	Furniture, Fixture and Equipment

Furniture, fixture and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

c.	Patent Costs

Costs to acquire a patent on certain aspects of the company’s technology have been capitalized. These amounts are amortized, subject to periodic evaluation for impairment, over statutory lives following award of the patent. Accumulated amortization amounted to $303,305 at March 31, 2014 and $260,475 at March 31, 2013. Amortization expense was $42,830 in 2014 and $37,510 in 2013 and is estimated to aggregate $40,000 per year over the next five-year period.

d.	Allowance for Uncollectible Receivables

An allowance for uncollectible receivables is estimated based on a combination or write-off history, aging analysis and any specific known troubled accounts. At March 31, 2014, management provided an allowance of $12,619 for certain slow paying accounts.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

2.     Summary of Significant Accounting Policies (continued)

e.	Revenue Recognition

The company recognizes revenue in the period in which the services are provided and when collectability of the revenue is reasonably assured. In accordance with the guidance provided in ASC Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, the company has determined that it is the primary obligor with respect to the service revenue derived from sales of its software applications through the domestic carrier partners. As a result, the company records revenue at the gross amount billed to end-user customers for sales through the domestic carrier partners. When the end-user is billed by our carrier partners, the estimated gross amount billed is recorded as service revenue. For the company’s international carrier, it records revenue on a net basis since it has determined that it is not the primary obligor.

The company has historically presented revenue from its international operations on a gross basis. However, during the preparation of the company’s interim financial statements for the six months ended September 30, 2014, management determined that it would be more appropriate to present such revenue on a net basis. Below is summary of the revenue and gross profit from the Company’s operations:

	As originally presented		As revised
	Year ended March 31,		Year ended March 31,
	2013	2014	2013	2014
Revenue	$3,426,966	$4,001,117	$2,760,095	$3,539,595
Cost of Revenue	1,492,705	1,585,643	825,834	1,124,121

Gross Profit	$1,934,261	$2,415,474	$1,934,261	$2,415,474

The decision to present revenue from international operations on a net basis did not have an effect on the Company’s assets, liabilities, stockholders’ equity, gross profit, net income (loss) or cash flows.

f.	Cost of Revenue

The company’s cost of revenue includes the portion of the revenue charged by the company’s domestic carrier customers which may include network services, connectivity, SMS service and special equipment expenses, sales, marketing, billing and other ancillary services.

g.	Product Development Costs

The company charges all product and development costs to expense as incurred. Types of expense incurred in product and development include employee compensation, consulting, travel, facility costs and equipment and technology costs.

h.	Stock Compensation

The company accounts for stock options in accordance with US GAAP, which requires the measurement and recognition of compensation expense, based on the estimated fair value of awards granted to employees and directors, which requires companies to estimate the fair value of share-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the company’s statements of operations over the requisite service periods.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

2.     Summary of Significant Accounting Policies (continued)

To calculate option-based compensation, the company used a Black-Scholes option-pricing model. The company’s determination of fair value of option-based awards on the date of grant using the Black-Scholes model is affected by assumptions regarding a number of subjective variables.

No tax benefits were attributed to the share-based compensation expense because a full valuation allowance was maintained for all net deferred tax assets.

i.	Income Taxes

The company follows the liability method of accounting for income taxes. Under this method, taxes consist of taxes currently payable plus those deferred due to temporary differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities using tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is provided when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

j.	Accounting for Uncertainty in Income Taxes

The company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the company had no uncertain tax positions that would require financial statement recognition or disclosure. The company is no longer subject to U.S. federal, state or local income tax examinations for periods prior to 2011.

k.	Fair Value of Financial Instruments

Financial instruments, including cash, accounts receivable, accounts payable, accrued expenses and notes payable – affiliated entities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

l.	Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This guidance is effective for interim and annual periods beginning on or after December 15, 2016. The company is currently evaluating the impact of the adoption of this accounting standard update on its financial statements.

m.	Net Loss Per Share of Common Stock

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. For purposes of the diluted net loss per share

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

2.     Summary of Significant Accounting Policies (continued)

calculation, preferred stock convertible notes payable-affiliated entities, stock options and warrants are considered to be potentially dilutive securities. Because the company has reported a net loss for the years ended March 31, 2013 and 2014, diluted net loss per common share is the same as basic net loss per common share for those periods.

Common stock equivalents resulting from potentially dilutive securities approximated 1,630,000 and 1,589,000 at March 31, 2014 and 2013, respectively, and have not been included in the dilutive weighted average shares outstanding, as their effects are anti-dilutive.

n.	Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were issued. (See note 12)

3.     Furniture, Fixture and Equipment

Furniture, fixture and equipment consist of the following at March 31:

	Estimated useful life	2013	2014
Computer equipment	5-7 years	$696,696	$725,984
Furniture and fixture	5 years	179,441	183,725

		876,137	909,709
Less accumulated depreciation		793,522	810,161

		$82,615	$99,548

4.     Accounts Payable

Accounts payable-officers represents unreimbursed expenses including travel and entertainment expense incurred by the company’s officers. At March 31, 2014 and 2013, the accounts payable to officers amounted to $117,961 and $101,691, respectively.

5.     Deferred Compensation Plan

The company has a non-qualified deferred compensation plan created by the management to defer part of their compensation. At March 31, 2014 and 2013, the outstanding balance of this deferred compensation plan was $361,610 and $337,270, respectively, which is payable out of available funds held by the company.

6.     Notes Payable – Affiliated Entities

The company has a $3 million working capital line of credit with a related party of which $1,425,000 has been drawdown as of March 31, 2014 ($1,195,000 at March 31, 2013). The line of credit expires on June 30, 2015 and all borrowings bear interest at 10% per annum. Commencing not later than September 30, 2015, the company shall repay to the Lender $50,000 per quarter of principal plus interest earned for the quarter then ended until the entire principal shall have been repaid.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

6.     Notes Payable – Affiliated Entities (continued)

The company has a promissory note to a related party in the amount of $540,000. The borrowing bears interest at 10% per annum. At June 30, 2015, the entire balance of principal and accrued interest shall be due and payable on the demand of the holder.

The company has outstanding Series AA Convertible promissory notes to certain employees. The notes bear interest of 10% per annum. Upon the election of the holder, principal and accrued interest due may convert into shares of the company’s Series AA Preferred Stock. The number of shares of Series AA Preferred Stock shall be equal to the quotient obtained by dividing the entire outstanding principal amount and accrued interest by $13.25. The outstanding balance of these convertible promissory notes was $423,852 at March 31, 2014 and 2013. The notes mature on June 30, 2015. In the event that the notes have not converted into the company’s equity and the company achieves EBITDA in an amount equal to or greater than $5,000 for any quarter, within 30 days following such quarter, the company agrees to use up to 20% of the EBITDA amount to pay the outstanding and unpaid principal and accrued interest to the note holders.

The company issued redeemable convertible promissory notes (the “Redeemable Notes”) with contingently issuable detachable warrants in the amount of $475,491 and $541,465 during 2014 and 2013. The notes bear interest at 10% per annum. The principal amount plus any accrued interest is payable on June 30, 2015. In connection with a private placement (see Note 12), the Redeemable Notes were amended in May 2014 to provide that the Redeemable Notes will automatically be converted into that number of shares of our common stock equal to the sum of 140% of the outstanding principal on the Redeemable Notes plus outstanding interest divided by $20.00 per share upon the closing of the Sprint APA (See Note 12). If the company does not successfully complete the Sprint APA, the outstanding principal and interest on the convertible notes will remain outstanding, and we will be required to issue the holders of the convertible notes warrants to purchase an aggregate of 153,551 shares of our common stock at an exercise price of $13.25 per share. The company will begin to accrete the principal balance from the amendment date through the expected closing of the Sprint APA.

At March 31, 2014, of the total $1,016,956 in Redeemable Notes payable, $796,865 were due to related parties, while of the $541,465 total notes payable at March 31, 2013, $481,465 were due to related parties.

Total interest expense on all notes payable amounted to $325,348 and $224,836 for the years ended March 31, 2014 and 2013, respectively, of which $308,675 and $223,836 were derived from related parties. Accrued interest expense at March 31, 2014 and 2013 amounted to $870,247 and $544,899, respectively, of which $852,574 and $543,899 were due to related parties at March 31, 2014 and 2013, respectively.

7.     Income Taxes

The company had Federal and State net operating loss carryforwards of approximately $23 million at March 31, 2014 and 2013 expiring in varying amounts from 2021 and through 2034.

The company has deferred tax assets of approximately $8.5 million relating to its net operating loss carryforwards and deferred compensation plans at March 31, 2014 and 2013. Federal net operating loss carryforwards are subject to limitations as a result of the change in ownership as disclosed in Note 12. State net operating loss carryforwards are subject to limitations which differ from Federal law in that they may not allow the carryback of net operating losses, and have shorter carryforward periods. Due to the uncertainty with respect to the realization of these deferred tax assets, the company recorded a valuation allowance for the entire amount. The difference between the tax benefit at the statutory rate and the effective tax rate is attributable to a full valuation allowance placed upon the deferred tax asset.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

8.     Stock Purchases Rights, Stock Options and Warrants

The company established the Pacific DataVision 2010 Stock Plan (“Stock Plan”) to attract, retain and reward individuals who contribute to the growth and profitability of the company. This Stock Plan superseded previous stock plans, although under such previous plans 8,336 stock options were vested and outstanding as of March 31, 2014.

Under the Stock Plan, the board of directors of the company has authorized the issuance of up to 116,748 shares of Series AA Preferred Stock and 21,148 shares of Common Stock. The board of directors authorizes the terms and conditions of each grant, and such grant may be in the form of options and restricted stock awards and units. Options are granted at or above fair market value at the time of the grant. As of March 31, 2014 and 2013, there were 21,682 shares of Series AA Preferred Stock and 21,148 shares of Common Stock available for issuance under this Stock Plan. Shares granted to employees are subject to vesting, future settlement conditions and other such terms as determined by the board of directors.

Restricted Stock Units

44,197 shares of Series AA Preferred Stock in the form of restricted stock units have been granted under the Stock Plan and were vested as of March 31, 2014. The company recognizes compensation expense for restricted stock units over the explicit vesting period. Vested restricted stock units are settled and issuable upon the earlier of the date the employee ceases to be an employee of the company or a date certain in the future. During fiscal 2013, the company granted 301 shares of restricted stock units to one employee which vested at grant. Stock compensation expense related to the 301 shares issued in fiscal 2013 was not material. There were no restricted stock units issued during fiscal 2014.

Stock Options

A summary of Stock Option activity for 2014 and 2013 is as follows:

	Options	Weighted Average Exercise Price
Options outstanding at March 31, 2012	57,041	$19.71
Issued, cancelled or expired	—

Options outstanding at March 31, 2013	57,041	19.71
Cancelled or expired	(407)	66.23

Options outstanding at March 31, 2014	56,634	$19.38

Additional information regarding Options outstanding at March 31, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price of Shares Exercisable
$13.25	48,298	6.68	$13.25	39,151	$13.25
49.67	6,467	2.51	49.67	6,467	49.67
72.85	1,869	1.36	72.85	1,869	72.85

	56,634	6.04	$19.38	47,487	$20.56

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

8.     Stock Purchases Rights, Stock Options and Warrants (continued)

Stock compensation expense of $79,057 and $82,438 and 2014 and 2013, respectively, represents the amortization of the fair value of options issued between fiscal year 2009 and 2011. As of March 31, 2014, there was $79,057 of unrecognized compensation cost related to non-vested stock options granted under the Stock Plan. The cost is expected to be recognized over a weighted-average period of one year. The intrinsic value of the options outstanding and exercisable at March 31, 2014 and 2013 amounted to $326,012 and $264,269, respectively.

Warrants

A summary of Warrant activity is as follows:

	Warrants	Weighted Average Exercise Price
Warrants outstanding at March 31, 2012	695,477	$31.47
Issued, cancelled or expired	(4,530)

Warrants outstanding at March 31, 2013	690,947	31.14
Issued, cancelled or expired	(4,530)

Warrants outstanding at March 31, 2014	686,417	$30.80

The warrants outstanding at March 31, 2014 do not include 153,551 shares of contingently issuable warrants to purchase preferred stock at $13.25 per share as described in Note 6.

Additional information regarding Warrants outstanding at March 31, 2014 is as follows:

Exercise Prices	Number Outstanding	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$26.49	661,581	1.75	$26.49
82.79	6,039	2.17	82.79
165.57	18,797	0.35	165.57

	686,417	1.71	$30.80

The exercise price of the 661,581 warrants above escalates up to $29.80 per share through the expiration date.

The outstanding warrants that are immediately exercisable into common or preferred stock amounted to 686,417 and 690,947 shares at March 31, 2014 and 2013, respectively, and expire on various dates through January 2016.

9.     Commitments

Leasing Obligations

The company is obligated under certain lease agreements for office space. The leases expire on February 28, 2015 and November 1, 2016. Rent expense amounted to $113,920 and $111,557 for the years ended March 31, 2014 and 2013.

The straight-line method is used to recognize minimum rental expense under leases which provide for varying rents over their term. The effect of applying the straight-line basis resulted in a decrease in rental

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

9.     Commitments (continued)

expense of $17,088 in fiscal year 2014 and an increase of $37,015 in fiscal year 2013. At March 31, 2014, accumulated deferred rent payable amounted to $43,372 and is included as part of accounts payable and accrued expenses in the accompanying March 31, 2014 balance sheet.

Aggregate rental expenses, under non-cancelable leases for office and plant space (exclusive of real estate taxes, utilities, maintenance and other costs borne by the company) for the remaining terms of the company’s leases are as follows:

Year Ending March 31,
2015	$126,764
2016	65,935
2017	35,715

Total	$228,414

Employee Agreements

We entered into an employment agreement with our President and Chief Executive Officer in August 2004, which was amended in 2012 and 2014. The terms of his employment agreement provides for him to receive a base salary per year of $350,000, effective, July 1, 2014, which may be increased as determined by our board of directors, and which is being increased as set forth above. The term of the employment agreement expired after two years from the effective date, and automatically renews for a one-year period each year thereafter, unless we provide him advanced notice of nonrenewal.

If his employment is terminated by our company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of his base salary. If he terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, he will only be entitled to: (i) 6 months of his base salary if he is in his final year of his employment period which has not been renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

We entered into an employment agreement with our Chief Technology Officer in July 2004, which was amended in 2012 and 2014. The terms of his employment agreement provide for him to receive a base salary per year of $250,000, effective July 1, 2014, but which may be increased as determined by our board of directors, and which is being increased as set forth above. The term of the employment agreement expired after two years from the effective date, and automatically renews for a one year period each year thereafter, unless we provide him advanced notice of nonrenewal.

If his employment is terminated by our company without cause, he is entitled to receive a lump sum severance payment equal to 12 months of this base salary. If he terminates his employment for good reason, he is entitled to receive a severance payment equal to 12 months of his base salary payable in 12 equal monthly payments. However, upon a termination without cause or for good reason, he will only be entitled (i) to 6 months of his base salary if he is in his final year of his employment period which has not been

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

9.     Commitments (continued)

renewed or (ii) the base salary then in effect through the date of termination (but no less than 2 months base salary for a termination without cause) if he is past the final year of his employment period which has not been renewed.

10.   Concentrations of Credit Risk

Financial instruments which potentially expose the company to concentrations of credit risk, consist primarily of cash and trade accounts receivable.

The company places its cash and temporary cash investments with financial institutions for which credit loss is not anticipated.

The company sells its product and extends credit predominately to two customers. The company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk, historical trends, and other information.

11.   Major Customers and Geographic Areas

For the year ended March 31, 2014, the company had three carriers that accounted for 47%, 31% and 6% of revenues and 43%, 33% and 6% of accounts receivable, respectively.

For the year ended March 31, 2013, the company had two carriers that accounted for 70% and 10% of revenues and 65% and 16% of accounts receivable, respectively.

For the year ended March 31, 2014, approximately 94% and 6% of the company’s revenues were from domestic and international operations respectively, with 100% of the company’s revenues coming from one customer in Mexico.

For the year ended March 31, 2013, approximately 90% and 10% of the company’s revenues were from domestic and international operations respectively, with 100% of the company’s revenues coming from one customer in Mexico.

12.   Subsequent Events

The company has implemented a strategic plan to expand its business to become an operator of two-way radio systems. In pursuant of that objective, subsequent to March 31, 2014, the company has:

Entered into an Asset Purchase Agreement with wholly owned subsidiaries of Sprint Corporation (Sprint APA) to purchase nationwide spectrum assets for a total of $100 million, with $90 million to be paid in cash from the proceeds of the private placement (see below) and $10 million paid in 500,000 shares of our common stock (at a price equal to $20.00 per share). A deposit to Sprint of $13,500,000 was made on June 11, 2014 and all appropriate transfer applications have been filed with the Federal Communications Commission (FCC). The deposit is fully refundable if the Sprint APA does not close.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

12.   Subsequent Events (continued)

Completed a private placement, on June 10, 2014, in which we sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The net proceeds from the private placement after deducting the company’s expenses and the payment of initial placement fees, were approximately $202,003,000. $195,665,400 of the net proceeds is being held in trust until the closing of the Sprint APA. The net proceeds held in trust are to be paid back to the investors of the private offering if the Sprint APA does not close.

In connection with the private placement, we completed a number of actions, including:

•	The reincorporation of our company from California to Delaware, which was effective on May 30, 2014;

•	The conversion of all outstanding shares of our Series AA Preferred Stock into 748,722 shares of the company’s common stock, the exchange of 661,581 outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of the company’s common stock, and the conversion of the company’s remaining options and warrants to purchase shares of our Series AA Preferred Stock into options or warrants to purchase shares of the company’s common stock and the conversion of restricted stock units for shares of the company’s Series AA Preferred Stock into restricted stock units for shares of the company’s common stock;

•	The amendment of outstanding redeemable notes, in the aggregate principal of $1,016,956, to provide that the Redeemable Notes will automatically be converted into that number of shares of the company’s common stock equal to the sum of 140% of the principal plus the outstanding interest on such redeemable notes through the conversion divided by $20.00 per share, contingent upon the Sprint APA closing;

•	A 33.11451201-for-1 reverse stock split of all the company’s outstanding stock, which was effected immediately prior to the completion of the private placement. All share and per share data reported and disclosed in the accompanying financial statements have been retroactively adjusted to give effect for the reverse stock split.

Entered into an agreement with Motorola on May 15, 2014, under which Motorola agreed to provide the company with their state-of-the-art Motorola Digital Technology that the company intends to deploy as part of its nationwide network. Additionally, the company entered into a letter of intent with Motorola under which it has indicated its intent to invest up to $10 million in a newly formed company subsidiary and to lease some of the Spectrum Assets the company is buying in the Sprint APA.

In addition, the company issued the following equity awards:

•	2014 Stock Plan: The company’s Board of Directors and stockholders adopted a 2014 Stock plan on May 12, 2014, authorizing and reserving 1,200,000 shares of the company’s common stock for issuance.

•	Restricted Stock Units: On May 12, 2014, the company issued 82,054 restricted stock units for shares of its common stock to certain employees and contractors of the company.

•	Options: From May 14, 2014 through June 30, 2014, the company awarded certain employees and contractors of the company 965,750 options to purchase shares of common stock with an exercise price of $20.00 per share.

Pacific DataVision, Inc.

Notes to Financial Statements

March 31, 2014 and 2013

12.   Subsequent Events (continued)

The following table represents the pro-forma capitalization (unaudited) of the company assuming the private placement and the Sprint APA deposit occurred on March 31, 2014 :

	As Reported	Pro-Forma (Unaudited)
Cash and cash equivalents	$45,679	$7,212,140

Restricted cash	—	182,165,400

Long-term deposit	—	13,500,000

Stockholders’ equity (deficiency)
Common stock	1,182,962	1,183
Preferred stock	20,525,999	—
Additional paid-in capital	1,026,634	225,566,273
Accumulated deficit	(26,943,011)	(26,943,011)

Total stockholders’ equity (deficiency)	$(4,207,416)	$198,624,445

Up to 11,925,000 Shares

Common Stock

PROSPECTUS

Pacific DataVision, Inc.

                , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement all of which will be paid by us. All of the amounts are estimated except for the Securities and Exchange Commission registration fee.

Item	Amount*
Securities and Exchange Commission registration fee		$(1)
Legal fees and expenses	$150,000
Accounting fees and expenses	$50,000
Printing expenses	$30,000
FINRA filing fees		$(1)
Total		$(1)

(1)	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (“DGCL”) relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Article XI of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) specifies that a director of the Company shall not be personally liable to the Company or to any stockholders for monetary damages for breach of fiduciary duties as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Article XII of the Certificate of Incorporation and Article XIII of the Company’s Amended and Restated Bylaws (the “Bylaws”) state that the Company shall indemnify, to the fullest extent permitted by applicable law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding authorized by the Company’s board of directors by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company.

Article XIII of the Certificate of Incorporation permits the Company to purchase and maintain director or officer liability insurance.

The registrant has entered into indemnification agreements with its directors and officers. Subject to certain limited exceptions, under these agreements, the registrant will be obligated, to the fullest extent not prohibited by the DGCL, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the registrant. The registrant also maintains liability insurance for its directors and officers in order to limit its exposure to liability for indemnification of such persons.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Since April 1, 2011, the registrant made the following issuances of its unregistered securities as described below. All share amounts have been retroactively adjusted to give effect to the reverse stock split of 33.11451201-for-1 of the registrant’s common stock and the conversion of the registrant’s outstanding shares of Series AA preferred stock to common stock, each effected on June 10, 2014.

(1) On May 12, 2014, the registrant issued restricted stock units for 82,054 shares of its common stock to certain employees and consultants pursuant to the registrant’s 2010 Stock Plan.

(2) From May 14, 2014 through September 30, 2014, the registrant issued certain directors, employees and consultants stock options to purchase 1,071,750 shares of the registrant’s common stock and a restricted stock unit for 1,750 shares of the registrant’s common stock, pursuant to the registrant’s 2014 Stock Plan at an exercise price of $20.00 per share.

(3) On June 10, 2014, the registrant completed a private placement in which it sold 10,925,000 shares of common stock at a purchase price of $20.00 per share. The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2), Rule 144A and Regulation S under the Securities Act.

(4) On June 10, 2014, in connection with the private placement, the registrant converted all outstanding warrants to purchase shares of Series AA Preferred Stock into 29,809 shares of the registrant’s common stock upon the closing of the private placement. issued upon the conversion of all outstanding warrants to purchase shares of our Series AA Preferred Stock, and (iii) all outstanding restricted stock units for shares of our Series AA Preferred Stock were converted to 44,197 restricted stock units for shares of our common stock were.

(5) From January 2013 through 2014, the registrant issued redeemable promissory notes in the aggregate amount of $1,016,956.00, which included detachable warrants to purchase shares of common stock at a rate of 150 shares of common stock for every $1,000 in principal. Under the original terms, the warrants would detach if the registrant failed to repay the entire principal and outstanding interest by July 1, 2014. In connection with the private placement, on May 14, 2014, the redeemable promissory notes were amended to provide that (a) the redeemable promissory notes will automatically be converted into that number of shares of the registrant’s common stock equal to the sum of 140% of the outstanding principal on the redeemable promissory notes plus outstanding interest divided by $20.00 per share upon the closing of registrant’s acquisition of the Spectrum Assets from Sprint Corporation and (b) the warrants will not detach, and therefore, will not be exercisable.

(6) On September 15, 2014, in connection the Spectrum Closing, the Company issued 500,000 shares of its common stock to Sprint at a deemed value of $20.00 per share as partial consideration for the purchase by the Company of the Spectrum Assets from Sprint.

(7) On September 15, 2014, the Company’s wholly-owned subsidiary, PDV Spectrum Holding Company, LLC, issued 500,000 Class B Units to Motorola for consideration of $10 million. The Class B units are immediately convertible at the option of Motorola into 500,000 shares of the Company’s common stock.

(8) On September 15, 2014, the Company issued 65,000 shares of its common stock, which was issued in connection with the cancellation of $1.3 million of outstanding debt;

(9) On September 15, 2014, the Company issued, 77,734 shares of its common stock, which was issued in connection with the automatic conversion of the outstanding redeemable notes, at the Spectrum Closing

Unless otherwise stated above, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or issuances are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Paterson, State of New Jersey, on November 20, 2014.

PACIFIC DATAVISION, INC.

By:	/s/ John Pescatore
John Pescatore Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Brian McAuley	Chairman of the Board (Principal Executive Officer)	November 20, 2014

* Morgan O’Brien	Vice Chairman of the Board	November 20, 2014

/s/ John Pescatore John Pescatore	Director, President and Chief Executive Officer	November 20, 2014

/s/ Timothy Gray Timothy Gray	Chief Financial Officer (Principal Financial and Accounting Officer)	November 20, 2014

* T. Clark Akers	Director	November 20, 2014

* Andrew Daskalakis	Director	November 20, 2014

* Peter Schiff	Director	November 20, 2014

* John C. Sites	Director	November 20, 2014

*By:	/s/ John Pescatore
John Pescatore Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1**	Amended and Restated Certificate of Incorporation of Pacific DataVision, Inc. (the “Company”)

3.2**	Amended and Restated Bylaws of the Company

4.1*	Form of Common Stock Certificate of the Company

4.2**	Registration Rights Agreement, dated June 10, 2014, by and among the Company, certain of the Company’s executive officers named therein, and FBR Capital Markets & Co., on behalf of the investors participating in the June 2014 private placement.

4.3**	Amended and Restated Investor Rights Agreement, dated October 2010, by and among the Company and investors named therein

4.4**	Amendment and Waiver of Rights under Amended and Restated Investor Rights Agreement, approved May 30, 2014, by and among the Company and the investors named therein

4.5**	Form of Common Stock Purchase Warrant, dated August 6, 2004, by and among the Company and the investors therein

4.6**	Note and Warrant Purchase Agreement, dated January 1, 2013, by and among the Company and the investors named therein

4.7**	Form of Redeemable Convertible Promissory Notes, dated January , 2013

4.8**	Amendment to Redeemable Convertible Promissory Notes, approved May 30, 2014

4.9**	Working Capital Advance Agreement, dated August 1, 2010, by and among the Company and Brian McAuley

4.10**	Amended and Restated Promissory Note, dated September 1, 2010, as amended March 31, 2011, by and among the Company and Brian McAuley

4.11**	Form of Convertible Promissory Note issued to certain of the Company’s employees

4.12*	Registration Rights Agreement, dated September 15, 2014, by and between the Company and Machine License Holding, LLC.

5.1**	Opinion of DLA Piper (US) LLP

10.1+**	2004 Stock Plan, as amended

10.2+**	Form of Stock Option Agreement under 2004 Stock Plan

10.3+**	2010 Stock Plan, as amended

10.4+**	Form of Stock Option Agreement under 2010 Stock Plan

10.5+**	Form of Restricted Stock Unit Agreement under 2010 Stock Plan

10.6+**	2014 Stock Plan

10.7+**	Form of Notice of Grant of Stock Option and Stock Option Agreement under 2014 Stock Plan

10.8+**	Form of Notice of Grant of Restricted Stock Unit and Restricted Stock Unit Agreement under 2014 Stock Plan

10.9+**	Form of Indemnification Agreement by and among the Company and its officers and directors

10.10+**	Employment Agreement, dated August 9, 2004, by and among the Company and John Pescatore

10.11+**	Amendment to Employment Agreement, dated June 1, 2012 by and among the Company and John Pescatore

10.12+**	Employment Agreement, dated July 1, 2004, by and among the Company and Frank Creede

Exhibit No.	Description of Exhibit

10.13+**	Amendment to Employment Agreement, dated June 1, 2012 by and among the Company and Frank Creede

10.14*	Asset Purchase Agreement, dated May 13, 2014, by and among the Company and FCI 900, Inc., ACI 900, Inc., Machine License Holding, LLC, Nextel WIP License Corp., and Nextel License Holdings 1, Inc.

10.15*	Letter Amendment to the Asset Purchase Agreement, dated May 28, 2104, by and among the Company and FCI 900, Inc., ACI 900, Inc., Machine License Holding, LLC, Nextel WIP License Corp., and Nextel License Holdings 1, Inc.

10.16**	Trust Agreement, dated June 10, 2014, by and among the Company, the investors named therein, T. Clark Akers and Wilmington Trust

10.17**	Escrow Agreement, dated June 10, 2014, by and among the Company, FBR Capital Markets & Co. and Wilmington Trust

10.18*	Management Services Agreement, dated September 15, 2014, by and between Sprint Spectrum, L.P. and the Company

10.19*	License Agreement, dated September 15, 2014, by and between Sprint Sprint/United Management Company and the Company

10.20*	Spectrum Rights Agreement, dated September 8, 2014, by and between PDV Spectrum Holding Company, LLC and Motorola Solutions, Inc.

23.1	Consent of PKF O’Connor Davies, Independent Registered Public Accounting Firm relating to the Financial Statements of the Company

23.2**	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1**	Power of Attorney

*	To be filed by amendment
**	Previously filed
+	Management Compensation Plan